Lydall



05048062





RECD S.E.C.
MAR 2 2 2005
1086





PROCESSED
MAR 2 4 2005
THOMSON
FINANCIAL

LYDALL, INC. 2004 ANNUAL REPORT

LEVERAGING STRENGTHS

REALIZING OPPORTUNITIES

LYDALL PRODUCES SPECIALTY ENGINEERED PRODUCTS AND MATERIALS FOR DEMANDING THERMAL/ACOUSTICAL AND FILTRATION/SEPARATION MARKETS. THE COMPANY IS A LEADING DESIGNER AND MANUFACTURER OF TOTAL-SYSTEM SOLUTIONS AND IS RECOGNIZED FOR ITS EXCEPTIONAL SERVICE, HIGH QUALITY, AND INNOVATIVE PRODUCTS.

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER-SHARE DATA	**2004**	2003
FOR THE YEAR ENDED DECEMBER 31,		
Net sales	**$292,437**	$271,385
Cost of sales	**$234,907**	$207,003
Gross margin percentage	**19.7%**	23.7%
Operating income	**$325**	$13,849
(Loss) Income from continuing operations	**$(537)**	$8,523
Diluted (loss) earnings per common share from continuing operations	**$(0.03)**	$0.52
Weighted average common stock and equivalents outstanding	**16,078**	16,229
Net cash provided by operating activities	**$18,139**	$21,293
AS OF DECEMBER 31,		
Total assets	**$248,397**	$222,517
Working capital	**$54,249**	$55,116
Long-term debt, including current portion	**$38,113**	$25,977
Stockholders' equity	**$144,504**	$143,596
Total debt to total capitalization	**20.9%**	15.3%
Market capitalization	**$191,465**	$165,862
Closing price NYSE	**$11.86**	$10.19

CONTENTS



DAVID FREEMAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

CHRISTOPHER R. SKOMOROWSKI
EXECUTIVE VICE PRESIDENT
AND CHIEF OPERATING OFFICER

DEAR STOCKHOLDERS AND EMPLOYEES

2004 was a year in which our accomplishments were overshadowed by the diversion and expense of initiatives necessary to our future growth. Our profitability suffered, and the endurance and dedication of our employees and patience of our investors were tested.

Although most of the "heavy lifting" is behind us, our efforts to restore Lydall as a growth company continue. As we move into 2005, we believe we have the programs and organization in place to take advantage of the opportunities before us.

ACHIEVEMENTS IN 2004

During 2004, our filtration, industrial thermal, and transport businesses posted excellent profit growth.

- Increased air and liquid filtration sales volume enabled associated manufacturing operations to leverage efficiencies and to improve profitability.
- Robust sales of passive insulating products contributed as well, particularly high-temperature insulation used in appliances and cryo-materials used to insulate cryogenic tanks that transport and store liquid gases.
- The active thermal operation, producers of precision temperature control units, posted a record year benefiting from a strong semi-conductor market.
- Transport and Distribution improved margins and posted a good year despite increased fuel costs and driver shortages.

CHALLENGES IN 2004

During 2004, we restructured our automotive manufacturing operations to increase operating efficiencies and better serve our customers. In addition, we absorbed significant costs associated with launching a record number of new products. Consequently, the financial performance of these operations suffered, both in the U.S. and Europe, severely impacting our results for the year.

- We consolidated our domestic manufacturing from three locations to two, closing down our Columbus, Ohio facility and transferring its production equipment to our Hamptonville, North Carolina and St. Johnsbury, Vermont operations. At the end of 2004, this transfer was substantially complete.
- At the same time, we launched a record number of new parts at the St. Johnsbury facility, which further strained our people and results.
- In Germany, our employees dealt with operating their facility around the clock and incurred additional expense to outsource some parts in order to meet customer needs.
- Meanwhile, our employees in France incurred significant start-up costs to establish a new production facility in Saint-Nazaire. The plant, which was officially opened on September 30, 2004, will allow us to expand our European customer base as well as alleviate the capacity pressure in Germany.

Difficulties in our Vital Fluids business also hurt margins in 2004. Lean manufacturing initiatives and a strengthened management team at this facility are expected to improve results in 2005.

In addition to these operating challenges, expenses associated with Sarbanes-Oxley Section 404 compliance impacted our profitability. Lydall's costs to comply with Sarbanes-Oxley Section 404 are exacerbated by the number and diversity of our operations. In 2004, we incurred pretax charges of $3.9 million in Sarbanes-Oxley compliance costs. While the requirements of the Act will not go away, we should see some relief from the expense and time demanded of our people in 2005. We expect the cost of compliance to be less in 2005 than it was in 2004, leveling off in 2006.

On the positive side, the processes of Sarbanes-Oxley compliance audits caused us to look at essentially everything we do and how we do it. Our task now is to take that work and see how we can change our processes and improve our workflow.

REALIZING OPPORTUNITIES – GROWTH AND PROFITABILITY

Lean Enterprise

Management of costs and improved efficiencies at our operations are essential to realizing Lydall's underlying profit potential.

2005 will see a focus at all our locations on "lean," and not just lean manufacturing. We intend to look at everything we do and identify ways to do things better. The people of Lydall are dedicated and committed to capitalizing on the opportunities before us.

The Manufacturing Council, formed in 2003, has been working diligently to implement best manufacturing practices at all our operations. This group, supported by specialists throughout Lydall, continues to focus on maximizing the allocation of resources while optimizing asset utilization and return on invested capital.

New Products and Markets

Innovation – The continuous flow of new products and the introduction of existing technologies into new markets have always been key drivers of Lydall's growth. We define "new" as those products introduced within the previous three years. In 2004, we increased our investment in new-product development by 17 percent and recorded a 28 percent rise in new-product sales.

Breadth of Capabilities – Product development and cross-marketing opportunities fostered by our flattened organization and the "One Lydall" concept will be important components of future growth. Our technical knowledge and analytical capabilities, as well as our breadth of process and materials experience, are beginning to be leveraged across all our businesses.

Dynamic Markets – Lydall has long been a leading designer and manufacturer of microglass air filtration media for industrial and commercial markets. We now serve demanding consumer markets as well. Lydall supplies high-performance air and liquid filtration media used in high-performance air and water purification devices for the home. We are further expanding our liquid filtration product line and have introduced a robust media for use in jet fuel filters, air and oil coalescing filters, engine liquid filtration systems, and critical industrial process-fluid filters.

Lydall currently supplies precision thermal control units for critical applications primarily serving the semiconductor market. These products are also gaining recognition in important new markets such as pharmaceutical. Lydall's family of passive thermal materials, traditionally roll goods used in industrial markets, now includes total-system solutions for the growing consumer appliance market.

Geographic market expansion is also important, particularly for our automotive business. The establishment of automotive operations in France is significant to the future growth of this business, and we will be investigating Asian opportunities in the near future.

The Right Organization

We benefited from our flattened organization in 2004 and believe that the flexibility of focus that it provides will allow us to optimize growth opportunities. It enables us to concentrate management attention where it is most vital at any point in time, whether it is to solve a problem or to take full advantage of an opportunity. The Sales and Marketing and Manufacturing Councils accomplished a great deal in 2004 and will remain a valuable component of our management.

Acquisitions

Acquisitions have played an important role in Lydall's growth over the years. Recently we have been internally focused, dealing with restructuring and optimizing operations. Looking ahead, we are again in an "acquisition mode." We will concentrate on relatively small, profitable opportunities to complement our existing nonautomotive products and technologies.

Financial Strength

Our financial position is solid. At December 31, 2004, cash provided by operating activities was $18.1 million. Working capital was $54.2 million, total debt to total capitalization was 21 percent, and our current ratio was 2:1. Capital expenditures in 2004 amounted to $24.7 million; our 2005 capital budget calls for expenditures between $18 million and $20 million, a more normal level.

LOOKING FORWARD

The filtration, industrial active and passive thermal, and transport businesses are all coming off a good year, and we look forward to building on the solid foundation that has been established. We also expect improved performance in the year ahead from our domestic and European automotive businesses as a result of the actions taken in 2004.

As for the Vital Fluids business, significant improvement must be achieved in 2005. We have great faith in the markets that they serve, but we must get past the operating problems that have affected this business.

In short, we believe that we have positioned our businesses well for the future. The onus is on us, as a management team, to perform in 2005.

In closing, we would like to thank our employees for their hard work and commitment and our stockholders for their continued confidence. We hope we have adequately reflected the scope of Lydall's strengths and opportunities. We are enthusiastic about our Company's future and look forward to restoring Lydall as a growth company, creating value for all our constituents.

DAVID FREEMAN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

We are honored by the responsibility you have given us. We will continue to work with management and the employees of Lydall to realize value for all of the Company's stakeholders.

TO OUR STOCKHOLDERS

Lydall's Board of Directors and management believe that corporate governance practices are a vital part of a public company and increasing long-term shareholder value. We also believe in the active involvement of the Board as representatives of the stockholders.

The Board would like to acknowledge the employees of the Company for their diligent efforts this past year. Although we were disappointed with Lydall's financial performance in 2004, we anticipate meaningful improvement in 2005. The Board expects that the strategic initiatives taken in 2004 to consolidate the domestic automotive operations and build a new plant in France will make a difference in 2005. We also anticipate that charges incurred in 2004, such as Sarbanes-Oxley compliance costs and unusual legal expenses, will be considerably less in 2005.



At Lydall, ethical conduct is expected at all times. Lydall's Code of Ethics and Business Conduct is the baseline. The Code, which is widely disseminated throughout the corporation, is at the core of Lydall's employee training programs and diligently enforced. In addition to an annual certification process that includes employees as well as directors, Lydall has provided an anonymous reporting mechanism through its Compliance Line, information about which is posted at every location. Employees are encouraged to report immediately any suspected unethical behaviors or illegal acts. All allegations are thoroughly investigated to determine the appropriate response.

Lydall complies with all SEC and New York Stock Exchange rules and regulations, including financial certification and disclosure processes and Board independence requirements. During 2004, the Board, three quarters of whose members are independent of management, made a conscious decision to continue the separation of the roles of Chairman and CEO. The Corporate Governance Committee of Lydall's Board of Directors reviews Lydall's corporate governance policies and their operation. The Audit Review Committee, composed entirely of financial experts, as reflected in our proxy statement, reviews the adequacy of the Company's internal controls and financial reporting process and integrity of the financial statements. I invite you to review the Report of the Audit Review Committee contained in the accompanying Proxy Statement.

Lydall's Corporate Governance Practices are strong and vigorous. Lydall ranks very high compared to both its peers and public companies generally, according to organizations such as ISS that monitor corporate governance compliance of public companies.

On behalf of your Board of Directors, I want you to know that we are honored by the responsibility you have given us. We will continue to work with management and the employees of Lydall to realize value for all of the Company's stakeholders.

LEVERAGING



The concept of One Lydall encourages each business to share technology and application expertise. This is beginning to generate new market opportunities and internal cost management benefits. For example, our automotive heat shield technology is being applied to our industrial applications, and our internal collaboration on fiber processing technology is enabling us to address new opportunities in our filtration business.

John Tattersall
Vice President and General Manager
Lydall Industrial Thermal Solutions

BREADTH OF TECHNOLOGY



Lydall possesses an extensive span of materials expertise and process technology. This breadth of capability allows the Company to respond to its customers with engineered solutions specific to performance needs.

The variety and depth of Lydall's capability is exemplified by the automotive thermal/acoustical business. Lydall leverages its fiber knowledge with its broad metals competence to develop unique heat-management and acoustical shields, including fiber-based, all-metal, as well as unique engineered combination products. In addition to broad materials knowledge and proprietary processes, Lydall utilizes patented technologies such as its Z-Fold encapsulation process.

In the air and liquid filtration arena, Lydall meets a wide array of demanding technical requirements and is known for its materials knowledge and filtration expertise. Its family of products range from microglass media to a variety of synthetic and membrane composites. LydAir® products filter particles as small as 0.1 micron and range in efficiency from 45-percent ASHRAE through all HEPA grades to the highest ULPA standards. The Company's liquid filtration products are used extensively in water purification as well as for demanding industrial fluid filtration applications.

Lydall's diversity extends to demanding industrial thermal applications. The Company manufactures a line of high-performance refrigerated and non-refrigerated chillers and heating systems, many custom-designed, which deliver process temperature ranges from -80° C to +200° C. Its industrial thermal products protect and insulate within temperature environments ranging from -237° C up to +1649° C serving in critical cryogenic applications as well as in severe high-temperature environments.

Lydall's breadth of technology also encompasses the design and manufacture of products and medical devices that manage vital fluids in the healthcare, biotech and pharmaceutical industries.

LEVERAGING STRATEGIC ALLIANCES



Bill W. Franks, Jr.
President
Lydall Transport, Ltd.

Historically, Lydall has looked to external sources to supplement its growth. Acquisitions, unique partnerships, and joint-development efforts have been, and will continue to be, a major focus of the Company.

During 2004, the Company reached a new 15-year agreement extending its unique relationship with the Virginia Port Authority and formed an important strategic partnership with Ahlstrom.

VIRGINIA PORT AUTHORITY

A unique partnership between Lydall Distribution Services and the Virginia Port Authority promotes the growth and expansion of the Port's world-class paper distribution facility. The facility, under the management of Lydall Distribution Services, offers Port customers the advantages of a fully dedicated, on-terminal paper distribution and warehouse operation. Lydall, with over 50 years of distribution service experience, specializes in the kind of time-sensitive shipments that are common in the printing industry and has an in-depth understanding of the special nature and requirements of these commodities.

AHLSTROM

A strategic alliance between Lydall and Ahlstrom, established in 2004, brings to the North American liquid engine filtration market a new technology and product offering — Lydall's LyPore® XL microglass media. The alliance promises growth opportunities for both partners. The integration of Lydall's microglass media and engineered composites with Ahlstrom's traditional range of cellulose and synthetic-based engine filtration media provides a complete range of high-performance products for North American liquid filtration customers from one source.



Lydall Filtration/Separation
Jeff Miller, Operations Manager
Joe Petrosky, Director of Marketing
Kevin Longe, Vice President and General Manager

LEVERAGING



Bertrand Ploquin
President
Lydall Thermique/Acoustique S.A.S

Geographic expansion will play a significant role in Lydall's future. The Company currently has operations throughout the U. S., in Germany and France. Sales offices are located in Japan, Singapore, Taiwan, the U. K., and Switzerland. Service offices for Lydall's active thermal products have been established in Germany, Singapore, and Taiwan.

During 2004, Lydall constructed a state-of-the-art automotive thermal/acoustical plant in Saint-Nazaire, France. The new facility, which was officially opened in September, is strategically located to complement the Company's operations in Meinerzhagen, Germany enabling Lydall to service all major European automotive manufacturers. European manufacturers require suppliers to have operations within a 1000-kilometer radius of their facilities. A 1000-kilometer radius of Saint-Nazaire overlaps slightly the same radius of Meinerzhagen and qualifies Lydall to serve a significant group of new customers.

The Company also looks to expand its nonautomotive businesses geographically. Lydall markets its air filtration products worldwide and is a leading supplier to European and Asian markets. Building on these positions for all filtration products will be an important focus in the years ahead.

Lydall's active and passive thermal/acoustical product lines, which are sold and serviced around the world, also present a variety of geographic growth opportunities which are being actively explored and evaluated.



L E [illegible] R A G I N G

[illegible]dall Thermal/Acoustical Sales, [illegible]C
[illegible] Corrigan, Vice President—Sales

Jamie Colliflower, CAD Designer, and
Steven Hanselman, Applications Specialist

PRODUCT DEVELOPMENT



Lydall's product development efforts are, for the most part, application-specific and, in many instances, carried out in partnership with customers to target difficult thermal, acoustical, filtration and separation problems. Lydall engineers have a broad knowledge of the structure, properties and processing characteristics of a vast array of materials. Lydall performs tests based on international standards specific to its businesses, as well as to individual OEM standards and within its own strict quality programs.

An essential component of supplying thermal and acoustical solutions for the automotive industry is the ability to quantify critical performance characteristics through a combination of testing and vehicle simulation. Lydall has extensive experience in supporting the many aspects of automotive design and development including in-house testing facilities and Computer-Aided Engineering (CAE) capabilities. During 2004, Lydall's Material Testing Laboratory received its reaccreditation to ISO 17025, an international standard for testing and calibration laboratories, from the American Association for Laboratory Accreditation. This accreditation solidifies Lydall's position as a preferred supplier to the automotive market.

Lydall's thermal/acoustical expertise extends to its industrial thermal products. Its thermal modeling and design capabilities allow Lydall to identify, predict and validate performance characteristics of insulation packages, limiting the need for costly prototypes. Specific to the appliance industry, Lydall engineers have developed a customized suite of multidimensional investigative tools. These tools combine the knowledge and expertise of a variety of scientific disciplines to analyze attributes such as energy consumption, sound absorption, radiation resistance and transmission, thermal conductivity, and physical and mechanical properties.



LEVERAGING KNOWLEDGE AND EXPERIENCE



A recent meeting of the Manufacturing Council included employees from a variety of functions. Left to right: Rae Holmes, Carey Ross, Alain Paugnat, [illegible] Nolan, Minty Conant, Rick Tozier, Terrence Dingman, Huijing Shi, [illegible], John Basone

Operating as One Lydall opens lines of communication and expands opportunities for the Company as well as for individual employees. Lydall's Sales and Marketing and Manufacturing Councils operate across all businesses. As a result, Lydall gains a broader perspective on its resources and improves its ability to channel efforts to the best opportunities for long-term growth.

Lean Enterprise is a top priority for the Company. The work being done by the Manufacturing Council and employees throughout the Company in response to this initiative exemplifies how Lydall is leveraging its people and knowledge under the One Lydall concept.

Lydall is applying the Japanese philosophy of "Kaizen" to all its functions. "Kai" means to take apart, and "zen" means to make better. This is what Lydall is doing. Teams of employees are targeting specific processes and procedures to define "lean" and establish standards. The objective is to systematically reduce waste and continuously improve the process, whether it is manufacturing, customer service, or administrative. Peer evaluations in the form of internal audits are being instituted. Specific to manufacturing, members of the Manufacturing Council are developing evaluation guidelines, incorporating standards most meaningful to individual Lydall businesses. The scope of these audits will include every facet of the manufacturing process including issues such as waste, equipment reliability, inventory control, quality, teamwork, housekeeping and communication. Teams, made up of a rotating membership, will audit operations other than their own. The formation of internal audit teams represents an important step toward One Lydall – leveraging the knowledge and experience of all employees.

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PROXY STATEMENT

APRIL 21, 2005



NOTICE OF ANNUAL MEETING

To Be Held April 21, 2005

To: The Owners of Lydall, Inc. Common Stock

The Annual Meeting of Stockholders of Lydall, Inc. will be held in The Autorino Great Hall of The Bushnell Center for the Performing Arts, 166 Capitol Avenue, Hartford, Connecticut on Thursday, April 21, 2005 at 11:00 a.m. Validation for parking will be available to stockholders who park in the ProPark parking lot located at the intersection of West and Elm Streets. Directions to the parking lot can be found at www.lydall.com. The purposes of the meeting are:

1. To elect eight Directors to serve until the next Annual Meeting of Stockholders to be held in 2006;
2. To ratify the appointment of PricewaterhouseCoopers LLP as independent auditors for the fiscal year 2005; and
3. To transact any other business that may properly come before the meeting.

The following pages contain the proxy statement relating to the meeting. **Please be sure to complete, date, sign and return the enclosed proxy card, or to vote promptly by telephone or over the Internet, to ensure that your shares will be voted.**

The Board of Directors urges you to vote promptly. All stockholders are invited to attend the meeting, and your right to vote in person will not be affected if you mail your proxy.

YOUR VOTE IS IMPORTANT.

Sincerely,

Mary A. Tremblay
Vice President, General Counsel and Corporate Secretary

Manchester, CT
March 22, 2005

GENERAL

This proxy statement of Lydall, Inc. ("Lydall" or the "Company"), a Delaware corporation, is being mailed or otherwise furnished to stockholders on or about March 22, 2005 in connection with the solicitation by the Board of Directors of Lydall of proxies to be voted at the Annual Meeting of Stockholders. The Annual Meeting will be held on Thursday, April 21, 2005 at 11:00 a.m. in The Autorino Great Hall of The Bushnell Center for the Performing Arts located at 166 Capitol Avenue in Hartford, Connecticut.

Enclosed with this proxy statement and Notice of Annual Meeting is a proxy card on which the Board of Directors requests that you vote in favor of: (i) the election of all nominees for Director of the Company to serve until the next Annual Meeting of Stockholders to be held in 2006 and (ii) the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the fiscal year 2005.

You may vote by mail, by telephone, over the Internet or in person. To vote by mail, please complete, sign and mail the proxy card in the enclosed prepaid envelope. To vote by telephone or over the Internet, please follow the instructions on the enclosed proxy card. If you vote by telephone or over the Internet, it is not necessary to mail your proxy card. If you wish to vote in person, written ballots will be available at the meeting. However, if your shares are held in street name (i.e., in a brokerage account), you must request a proxy from your broker in order to vote at the meeting.

We would appreciate the return of your completed proxy card, or your vote by telephone or over the Internet, **as soon as possible** for use at the Annual Meeting or at any adjournments of the Annual Meeting. Properly executed proxies received by Lydall's Corporate Secretary before the meeting will be voted as directed unless revoked. A proxy may be revoked at any time before it is exercised by: (a) notifying Lydall's Corporate Secretary in writing; (b) delivering a proxy with a later date; or (c) attending the meeting and voting in person.

Unless you indicate otherwise on your proxy, shares represented by proxies properly **signed and returned** to the Company will be voted "FOR" the nominees for the Board of Directors named in the proxy and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors.

Under the applicable provisions of the Company's Bylaws, the presence, either in person or by proxy, of the holders of a majority of the shares entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting.

The election of Directors requires the affirmative vote of a plurality of the votes cast by the holders of shares who are present in person or represented by proxy at the Annual Meeting and are entitled to vote on the matter. With respect to all other matters, including ratification of the independent auditors, the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote shall be the act of the stockholders. If, however, the question is one upon which, by express provision of an applicable statute, the Certificate of Incorporation or the Bylaws of the Company, a different vote is required, such express provision shall govern.

For purposes of determining the number of votes cast with respect to the election of Directors, only those votes cast "FOR all nominees," "WITHHELD from all nominees," specifying that votes be withheld from one or more designated nominees, or providing the designated proxies with the right to vote in their discretion, are counted. Abstentions will be treated as shares present and entitled to vote for purposes of determining the presence of a quorum, but will not be considered as votes cast in determining whether a matter has been approved by stockholders. Abstentions, therefore, will not have any effect on the outcome of the voting for the election of Directors but will have the same effect as a negative vote for all other matters presented to stockholders at the Annual Meeting. If a broker, other holder of record, or nominee indicates on a proxy that it does not have authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter. As a result, these so-called "broker non-votes" will not have any effect on the outcome of the voting at the Annual Meeting.

All costs of solicitation of proxies will be borne by the Company. Lydall has engaged the services of the outside proxy solicitation firm of Georgeson Shareholder Communications Inc. in the interest of increasing the number of shares represented at the meeting. The anticipated cost of the engagement is approximately $7,500 plus reasonable out-of-pocket expenses. The contract provides for consultation regarding the written solicitation materials, as well as written and other personal solicitation of proxies.

Other costs anticipated are those ordinarily incurred in connection with the preparation and mailing of proxy material. In addition to solicitations by mail and by the outside soliciting firm, the Company's Directors, officers and other employees, without additional remuneration, may solicit proxies by telephone and in person.

Only holders of record of Lydall's common stock, par value $.10 per share ("Common Stock"), at the close of business on February 24, 2005 (the "Record Date") are entitled to vote at the meeting. On that date, there were 16,154,710 shares of Common Stock outstanding, the holders of which are entitled to one vote per share.

ELECTION OF LYDALL DIRECTORS

The Corporate Governance Committee of the Board of Directors has selected Mr. Lee A. Asseo, Ms. Kathleen Burdett, Messrs. W. Leslie Duffy, Matthew T. Farrell, David Freeman, Ms. Suzanne Hammett, and Messrs. Christopher R. Skomorowski and S. Carl Soderstrom, Jr. as nominees for election as Directors of the Company for a term of one year, until the next Annual Meeting. Each nominee is currently serving as a Director.

The only nominees for Director who are current employees of the Company are the President and Chief Executive Officer, David Freeman, and the Executive Vice President and Chief Operating Officer, Christopher R. Skomorowski. The Company intends to maintain its Board with a majority of independent Directors, as required by the applicable rules of the New York Stock Exchange ("NYSE").

Under the Certificate of Incorporation of the Company, the Board of Directors is empowered to establish the number of directorships between three and fifteen. The Board of Directors has currently fixed the number of directorships at eight.

Additional nominations for Director may be made from the floor by stockholders who have complied fully with the advance notice procedures set forth in the Bylaws of the Company. See "Stockholder Proposals and Nominations for Director" below. It is the intention of the proxy committee to vote only for the Director nominees described below in this proxy statement. Proxies cannot be voted for a greater number of persons than the number of nominees named.

All nominees have indicated that they are willing and able to serve as Directors if elected. Should any of such nominees become unable or unwilling to serve, the proxy committee intends to vote for the replacement or replacements selected by the Corporate Governance Committee of the Board of Directors.

The Board of Directors recommends that stockholders vote FOR the election of nominees referred to in this section.

The firm of PricewaterhouseCoopers LLP has audited the consolidated financial statements of Lydall for several years, and the Audit Review Committee desires to continue the services of this firm for the current fiscal year. The Audit Review Committee has therefore appointed PricewaterhouseCoopers LLP to serve as independent auditors to conduct an audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2005. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if they desire to do so, and are expected to be available to respond to appropriate questions.

Appointment of the Company's independent auditors is not required to be submitted to a vote of the stockholders of the Company for ratification. However, the Audit Review Committee has recommended that the Board of Directors submit this matter to the stockholders as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Review Committee will reconsider whether to retain PricewaterhouseCoopers LLP, and may retain that firm, or another, without resubmitting the matter to the Company's stockholders. Even if the appointment is ratified, the Audit Review Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

The Board of Directors recommends that stockholders vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the fiscal year 2005.

Principal Fees and Services

The following table presents fees for professional audit services for the audit of the Company's annual consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003, and fees for other services rendered by PricewaterhouseCoopers LLP during those periods:

Fee Category:	Fiscal 2004	% of Total	Fiscal 2003	% of Total
Audit fees (including $1,055,000 in 2004 related to Sarbanes-Oxley audit procedures)	$ 1,584,000	73.5%	$ 542,321[1]	61.6%
Audit-related fees	276,200	12.8%	47,425	5.4%
Tax fees	291,715	13.6%	279,439	31.7%
All other fees	2,150	0.1%	11,500	1.3%
Total Fees	**$2,154,065**	**100%**	**$880,685**	**100%**

(1) The 2003 "Audit fees" originally reported in the 2003 Proxy Statement increased by $43,400 due to a final billing from PricewaterhouseCoopers LLP related to incremental efforts in completing their audit procedures performed in connection with their 2003 audit of the Company's consolidated financial statements that were not finalized and billed until April 2004.

Audit fees are related to services rendered in connection with the annual audit of the Company's consolidated financial statements, including Sarbanes-Oxley Section 404 controls testing in 2004, the quarterly reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q and international statutory audits. The majority of the work was performed by full-time, permanent employees of PricewaterhouseCoopers LLP. Audit-related fees consisted primarily of fees for Sarbanes-Oxley implementation guidance and audits of the financial statements of the Company's employee benefit plans. Tax fees consisted primarily of tax compliance and advisory services. These services consisted of fees billed for professional services related to federal, state, local and international tax compliance. All other fees were for insignificant miscellaneous services. No portion of these fees were related to system design or implementation services.

All of the services described above were approved by the Audit Review Committee pursuant to the Securities and Exchange Commission rules that require audit committee pre-approval of audit and non-audit services. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Review Committee is required. The Audit Review Committee reviews these requests and advises management and the independent auditors if the Audit Review Committee pre-approves the engagement of the independent auditors for such projects and services. On a periodic basis, the independent auditors report to the Audit Review Committee the actual spending for such projects and services compared to the approved amounts. The Audit Review Committee may delegate the ability to pre-approve audit and permitted non-audit services to a sub-committee of the Audit Review Committee, provided that any such pre-approvals are reported at the next Audit Review Committee meeting.

The Audit Review Committee has considered whether the services provided by PricewaterhouseCoopers LLP, other than audit services, are compatible with maintaining that firm's independence and has concluded that PricewaterhouseCoopers LLP is independent.

Nominees for election at the April 21, 2005 Annual Meeting to serve until the 2006 Annual Meeting, a term of one year:

Lee A. Asseo, 67, is a retired Chairman of the Board and Chief Executive Officer of The Whiting Company, a manufacturer of synthetic fibers for the brush industry, which he joined in 1983. Mr. Asseo retired from The Whiting Company in 1996. He previously served as a Lydall Director from 1985 through May 2003. Mr. Asseo was reelected to the Lydall, Inc. Board of Directors in April 2004. Mr. Asseo serves as Chairman of the Compensation and Stock Option Committee and as a member of the Corporate Governance Committee.

Kathleen Burdett, 49, was the Vice President and Chief Financial Officer of the former Dexter Corporation until its merger with Invitrogen Corporation in 2000, after which she served as a consultant to Invitrogen through 2002. Ms. Burdett was a member of the Board of Directors of Life Technologies, Inc. from 1995 through 2000 where she chaired the Audit Committee and served as a member of the Executive and Compensation Committees. Ms. Burdett was appointed to the Lydall, Inc. Board of Directors in June 2003. Ms. Burdett serves as Chairperson of the Audit Review Committee.

W. Leslie Duffy, 65, is the Chairman of the Board of Lydall, Inc. and a partner in the law firm of Cahill Gordon & Reindel LLP. He has been with that law firm since 1965. He has been a Lydall Director since 1992. Mr. Duffy served as Chairman of the Corporate Governance Committee and as a member of the Compensation and Stock Option Committee until his appointment as Chairman of the Board on August 18, 2004. He now serves as a member of the Corporate Governance Committee.

Matthew T. Farrell, 48, is the Executive Vice President and Chief Financial Officer of Alpharma Inc., a generic pharmaceutical company, which he joined in 2002. Mr. Farrell began his career with KPMG Peat Marwick LLP. He was named an audit partner in 1989. He joined AlliedSignal in 1994 as Director, Corporate Audit, and in 1996, he was appointed Chief Financial Officer of the Specialty Chemicals business. In 2000, Mr. Farrell joined Ingersoll-Rand as Vice President, Investor Relations and Communications and was a member of Ingersoll-Rand's enterprise leadership team. He was appointed to the Lydall, Inc. Board of Directors in August 2003. Mr. Farrell serves as a member of the Audit Review and the Compensation and Stock Option Committees.

David Freeman, 60, is the President and Chief Executive Officer of Lydall, Inc., a position he assumed on July 1, 2003. Prior to joining Lydall's management, he was a Professor of International Business at Central Connecticut State University. He is also a retired Chairman and Chief Executive Officer of Loctite Corporation, which he joined in 1974. Mr. Freeman retired from Loctite in 2000. In 2003, Mr. Freeman became a director of National Grange Mutual, an insurance company. He became a Lydall, Inc. Director in 1998.

Suzanne Hammett, 49, is a former Executive Vice President of J.P. Morgan Chase & Co. During her 26-year career with J.P. Morgan Chase & Co., she held numerous positions within the investment bank including Head of Credit Risk Portfolio. Most recently, she was Head of Credit Risk Policy for that firm until early 2004. Ms. Hammett became a Lydall, Inc. Director in 2000. She serves as a member of the Compensation and Stock Option Committee and the Audit Review Committee.

Christopher R. Skomorowski, 51, is the Executive Vice President and Chief Operating Officer of Lydall, Inc., a position he has held since July 1, 2003. Prior to becoming Chief Operating Officer, he served as President and Chief Executive Officer from December 1998. He has held a variety of management positions in both finance and marketing since joining Lydall, Inc. in 1979. Prior to becoming CEO, Mr. Skomorowski was President of Lydall Westex, a position he had held since 1991. He served as a rotating senior management Director from 1994 to 1995 and then became a non-rotating member in 1998.

S. Carl Soderstrom, Jr., 51, is the former Senior Vice President and Chief Financial Officer of ArvinMeritor, Inc., and had been with that company from 1986 to 2004. He has also held several senior management positions in engineering, quality, and procurement. Prior to joining ArvinMeritor, Mr. Soderstrom was with General Electric Company and the ALCO Controls division of Emerson Electric. He was appointed to the Lydall, Inc. Board of Directors in June 2003. Mr. Soderstrom is the Chairman of the Corporate Governance Committee and a member of the Audit Review Committee.

Pursuant to the Delaware General Corporation Law and the Company's Bylaws, the Company's business, property and affairs are managed by or under the direction of the Board of Directors. Members of the Board are kept informed of the Company's business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. We currently have eight members of the Board and are nominating eight for election as Directors.

The Board has three standing committees:

- The Audit Review Committee, the members of which are: Kathleen Burdett (Chair), Matthew T. Farrell, Suzanne Hammett and S. Carl Soderstrom, Jr.;
- The Compensation and Stock Option Committee, the members of which are: Lee A. Asseo (Chair), Matthew T. Farrell and Suzanne Hammett; and
- The Corporate Governance Committee, the members of which are: S. Carl Soderstrom, Jr. (Chair), Lee A. Asseo and W. Leslie Duffy.

The Board has adopted a charter for each of the three standing committees and corporate governance guidelines that address the makeup and functioning of the Board. The Board has also adopted a code of conduct that applies to all of our employees, officers and Directors. You can find links to these materials on our website at: *www.lydall.com.*[1]

The Board has made its annual determination, concluding that all of the non-employee Directors, including all of those who serve on these committees, are "independent" for purposes of Section 303A of the Listed Company Manual of the NYSE, and that the members of the Audit Review Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934. On December 11, 2003, the Board adopted categorical independence standards which are stated in the Company's Corporate Governance Guidelines (see Appendix A or *www.lydall.com*). The Board has determined that each non-employee Director meets those standards. The Board based these determinations primarily on a review of the responses of the Directors and executive officers to questions regarding employment and compensation history, affiliations, family and other relationships, in comparison with an examination of those companies with whom the Company transacts business.

During fiscal year 2004, the Board held eight meetings and acted by unanimous consent on three occasions. The Audit Review Committee held 14 meetings, the Compensation and Stock Option Committee held five meetings and the Corporate Governance Committee held eight meetings. A Special Litigation Committee of the Board met on nine occasions in 2004. None of the Directors attended fewer than 75% of the total number of meetings of the Board of Directors and the Board committees of which he or she was a member during fiscal year 2004. It is the Board's practice to meet in executive session without members of management present at every Board meeting. These sessions are presided over by the Chairman.

A Board meeting is scheduled in conjunction with the Company's Annual Meeting of Stockholders and we expect all of the Directors to attend the Annual Meeting of Stockholders. All nominees attended last year's Annual Meeting of Stockholders.

Audit Review Committee

The Audit Review Committee focuses its efforts on the following three areas:

- The adequacy of the Company's internal controls, including compliance with Sarbanes-Oxley Act of 2002 requirements, and financial reporting process and the integrity of the Company's financial statements;
- The performance of the Company's internal audit function and the qualifications, independence and performance of the Company's independent auditors; and
- The Company's compliance with legal and regulatory requirements.

The committee meets periodically with management to consider the adequacy of the Company's internal controls and the financial reporting process. It also discusses these matters with the Company's internal auditors, independent auditors and with

[1] All materials available at www.lydall.com are also available to shareholders in print, upon written request to Lydall's Corporate Secretary.

appropriate Company financial personnel. The committee reviews the Company's financial statements and discusses them with management and the independent auditors before those financial statements are filed with the Securities and Exchange Commission.

The committee regularly meets privately with the independent auditors, has the sole authority to retain and dismiss the independent auditors and periodically reviews their performance and independence from management. The independent auditors have unrestricted access to, and report directly to, the committee.

Audit Committee Financial Expert. The Board has determined that each of the members of the committee is "financially literate" within the meaning of the NYSE listing standards, an "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K, and "independent" for purposes of NYSE listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

Corporate Governance Committee

The Corporate Governance Committee, which also functions as a nominating committee: (i) considers stockholder proposed nominees for Director (see "Stockholder Proposals and Nominations for Director" below); (ii) reviews the composition of the Board to determine qualifications and expertise needed; (iii) identifies and selects prospective nominees for Director; (iv) periodically reviews the Company's corporate governance guidelines; (v) periodically reviews the performance of the Board and its members and makes recommendations to the Board concerning the number, function and composition of the Board's committees; and (vi) makes recommendations to the Board from time to time as to matters of corporate governance.

The Board believes that it should be comprised of Directors with varied, complementary backgrounds, and that Directors should, at a minimum, have expertise that may be useful to the Company. Directors should also possess the highest ethical standing and proven integrity and should be willing and able to devote the required amount of time to the Company's business. When considering candidates for Director, the committee takes into account a number of factors, including the following criteria approved by the Board: (i) whether the candidate is independent from management under the NYSE independence requirements and the independence standards adopted by the Board; (ii) whether the candidate has skills and expertise needed by the Board; (iii) whether the candidate has demonstrated ability and sound judgment; (iv) what the candidate's prior experience as a corporate director with public and/or manufacturing companies is; (v) what the candidate's existing time commitments and obligations are; (vi) what the candidate's relevant financial expertise is, if the candidate would serve on the Audit Review Committee; and (vii) the size and composition of the existing Board.

The committee will consider candidates for Director suggested by stockholders, applying the criteria for candidates described above and considering the additional information referred to below. Stockholders wishing to suggest a candidate for Director should write to our Corporate Secretary at the address set forth below and include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the committee;
- The name and contact information of the candidate;
- A statement of the candidate's business and educational experience;
- Information regarding each of the factors listed above, other than the factor regarding Board size and composition, sufficient to enable the committee to evaluate the candidate;
- A statement detailing any relationship between the candidate and any customer, supplier or competitor of the Company;
- Detailed information about any relationship or understanding between the proposing stockholder and the candidate; and
- A statement that the candidate is willing to be considered and willing to serve as a Director if nominated and elected.

Before nominating a current Director for reelection at an Annual Meeting, the committee will consider the Director's performance on the Board and whether the Director's reelection would be consistent with the Company's corporate governance guidelines.

When seeking candidates for Director, the committee may solicit suggestions from incumbent Directors, management or others. In some cases the committee has employed a search firm to identify appropriate candidates and perform screening interviews and reference checks for candidates. After conducting an initial evaluation of a candidate, the committee will interview that candidate if it believes the candidate might be suitable to be a Director. The committee may also ask the candidate to meet with management. If the committee believes a candidate would be a valuable addition to the Board, it will discuss with the Board that candidate's selection.

Under the Company's Bylaws, nominations for Director may be made only by or at the direction of the Board of Directors, or by a stockholder of record who delivers written notice, along with the additional information and materials required by the Bylaws, to the Company's Corporate Secretary. This notice must be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's Annual Meeting. For the Company's Annual Meeting in the year 2006, we must receive this notice on or after January 21, 2006, and on or before February 20, 2006. You can obtain a copy of the full text of the Bylaw provision by writing to the Corporate Secretary, One Colonial Road, P.O. Box 151, Manchester CT 06045-0151.

Compensation and Stock Option Committee

The Compensation and Stock Option Committee: (i) reviews and approves the compensation of the CEO and executive officers of the Company; (ii) approves contracts with executive officers; and (iii) approves the granting of restricted stock awards, stock options and stock awards to key employees pursuant to the Company's equity and compensation plans. See "Compensation and Stock Option Committee Report on Executive Compensation" below.

DIRECTOR COMPENSATION

During 2004, all non-employee Directors ("outside Directors") were paid $1,000 for each meeting of the Board of Directors attended, as well as $1,000 for any committee meetings attended.

Under the Lydall 2003 Stock Incentive Compensation Plan ("2003 Plan"), outside Directors first being elected to the Board receive an automatic grant of nonqualified stock options covering the lesser of (i) 9,000 shares of Common Stock or (ii) a number of shares of Common Stock having an aggregate fair market value on the date of grant equal to $100,000. In addition, on each Annual Meeting date, there will be an automatic grant of nonqualified stock options to each outside Director covering the lesser of (i) 3,000 shares of Common Stock or (ii) a number of shares of Common Stock having an aggregate fair market value on the date of grant equal to $33,333. Accordingly, in accordance with the 2003 Plan, each outside Director received an automatic grant of nonqualified stock options covering 3,000 shares of Common Stock on April 22, 2004.

In addition, each outside Director receives a $24,000 retainer paid in unrestricted shares of Common Stock, payable 50 percent on June 30 and 50 percent on December 31 of each year. In 2004, Audit Review Committee members received an annual cash retainer of $4,000 and the Chairperson received an additional $5,000. Effective January 1, 2005, the Audit Review Committee members each receive an annual cash retainer of $6,000, and the Chairperson of that committee receives an additional annual cash retainer of $6,000 for a total of $12,000. This is to reflect the added responsibilities of this Committee in complying with the Sarbanes-Oxley Act of 2002 and NYSE rules. The Audit Review Committee retainers are paid 50 percent on June 30 and 50 percent on December 31 of each year. Effective as of August 18, 2004, the annual cash retainer paid to the Chairman of the Board was reduced from $100,000 to $75,000, payable monthly in arrears.

From 1991 through 1996, the Company maintained a Deferred Compensation Plan for outside Directors and the Chairman of the Board (the "Deferred Compensation Plan"). The Deferred Compensation Plan was discontinued in 1996, and no further benefits will accrue thereunder. All benefits are fully vested. All Directors who participated in this plan except two have received a lump-sum cash payment upon the later of the date they ceased to serve as a Director or their attaining 62 years of age. For the remaining two Directors, the total amount of the payment to be made as set forth above will be equal to $3,000 for each full or partial calendar year of service as a Director completed prior to January 1, 1991, plus $6,000 for each full or partial calendar year of service as a Director completed after December 31, 1990 through December 31, 1996. During 2004, payments of $111,000 and $87,000 were made to Mr. Samuel P. Cooley and Mr. Roger M. Widmann, respectively, upon their retirement from the Board. Under the 2003 Plan, there is an automatic grant each year on the date of the Annual Meeting of a nonqualified stock option covering 325 shares of Common Stock to each outside Director of the Company in lieu of any further accruals under the Deferred Compensation Plan.

During 2004, Director Roger M. Widmann received a pro-rata portion of his annual retainer in the amount of $59,091 in cash compensation for his services as Chairman of the Board prior to his retirement, as well as meeting fees for meetings attended, stock option grants on the date of the last annual meeting and a $12,000 retainer paid in unrestricted stock as described above.

Board Compensation for current Directors during fiscal year 2004 is summarized in the table below:

FISCAL YEAR 2004 BOARD FEES

Directors	Annual Board Retainer[1] (Unrestricted Stock)	Chairman's Compensation[2] (Cash)	Committee Retainer[3] (Cash)	Meeting Fees[4] (Cash)	Option Awards[5] (Shares)
Lee A. Asseo	$24,000			13,000	3,325
Kathleen Burdett	$24,000		$9,000	31,000	3,325
W. Leslie Duffy, Esq., Chairman	$24,000	$21,976		26,000	3,325
Matthew T. Farrell	$24,000		$5,000	23,000	3,325
David Freeman					
Suzanne Hammett	$24,000		$5,000	35,000	3,325
Christopher R. Skomorowski					
S. Carl Soderstrom, Jr.	$24,000		$5,000	38,000	3,325

(1) Each outside Director then serving receives a $24,000 annual retainer paid in unrestricted shares of Common Stock, payable 50 percent on June 30 and 50 percent on December 31 of each year.

(2) Director W. Leslie Duffy received cash compensation for his services as Chairman of the Board beginning upon his appointment on August 18, 2004.

(3) During 2004, the Audit Review Committee members received a cash retainer of $5,000 and the Chairperson of that committee received an additional cash retainer of $4,000 for a total of $9,000, paid 50 percent on June 30, 2004 and 50 percent on December 31, 2004.

(4) During 2004, outside Directors were paid $1,000 for each meeting of the Board of Directors attended, as well as $1,000 for any committee meetings attended.

(5) On each Annual Meeting date, there is an automatic grant of nonqualified stock options to each outside Director covering the lessor of 3,000 shares of Common Stock or a number of shares of Common Stock having an aggregate fair market value on the date of grant equal to $33,333. There is also an automatic grant each year on the date of the Annual Meeting of a nonqualified stock option covering 325 shares of Common Stock to each outside Director of the Company in lieu of any further accruals under the Deferred Compensation Plan.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders of Lydall who want to communicate with the Board, the Chairman or any Director may write to them at the following address:

Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, CT 06045-0151

Stockholders may also contact the Chairman of the Board by e-mail at: chairman@lydall.com.

The Audit Review Committee ("the Committee") operates under a written Charter adopted and approved by the Board. The Charter, which sets out the functions the Committee is to perform and which is reviewed by the Committee each year, was last revised in February 2005 and is attached to this proxy statement as Appendix B.

During 2004, all Directors who served on the Committee were "independent" for purposes of the NYSE's listing standards. The Board of Directors has determined that none of the Committee members has a relationship with the Company that may interfere with his/her independence from the Company and its management, and that each member is an "audit committee financial expert" as defined by the Securities and Exchange Commission.

Periodically, the Committee meets with management to consider the adequacy of the Company's internal controls and the objectivity and appropriateness of its financial reporting. The Committee also discusses these matters with PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditors, appropriate Company financial personnel, and internal auditors, both separately and jointly. Independent and internal auditors of the Company have unrestricted access to the Committee.

Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The independent auditors audit the annual financial statements prepared by management; express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America; and discuss with the Committee the Company's significant accounting policies, accounting estimates and management judgments reflected in the financial statements, audit adjustments arising from the audit, and other matters in accordance with Statement on Auditing Standards No. 61, "Communications with the Audit Committee."

This year, the Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2004, and met with both management and PwC to discuss those financial statements. Management has represented to the Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. PwC has reported to the Committee that such financial statements, present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America.

At each regularly scheduled Committee meeting during 2004, the Committee monitored and discussed with management and PwC the status of the Company's compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, the Committee also held a number of special meetings to receive updates and discuss issues as they arose. The Committee also reviewed and discussed with management and PwC, management's and PwC's report and attestation on internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Committee has received from, and discussed with, PwC the written disclosure and the letter required by Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees," relating to that firm's independence from the Company.

Based on management's representation that the financial statements were prepared in accordance with accounting principles generally accepted in the United States and on PwC's report on such financial statements, the Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Kathleen Burdett, Chairperson
Matthew T. Farrell
Suzanne Hammett
S. Carl Soderstrom, Jr.

SECURITIES OWNERSHIP OF DIRECTORS, CERTAIN OFFICERS AND 5 PERCENT BENEFICIAL OWNERS

The following table lists, to the Company's knowledge, the ownership of Common Stock and the nature of such ownership for: (a) each nominee for Director, (b) each officer named in the Summary Compensation Table who is not reported under (a), (c) all current executive officers and Directors of Lydall as a group, and (d) each person who beneficially owns in excess of 5 percent of the outstanding shares of Common Stock. Unless otherwise noted, each holder has sole voting and dispositive power with respect to the shares listed. Except as otherwise indicated, all information is given as of February 1, 2005.

Name	Common Stock Beneficially Owned				Percent of Class[2]
	Direct	Indirect	Exercisable[1]	Total	
(a)					
L.A. Asseo	45,347	1,000	1,625	47,972	*
K. Burdett	4,541	—	2,250	6,791	*
W.L. Duffy	16,647	—	19,105	35,752	*
M.T. Farrell	3,419	—	2,250	5,669	*
D. Freeman	116,882	—	22,121	139,003	*
S. Hammett	7,686	—	13,852	21,538	*
C.R. Skomorowski	78,440	7,500	210,195	296,135	1.8%
S.C. Soderstrom, Jr.	4,541	—	2,250	6,791	*
(b)					
B.W. Franks, Jr.	8,701	—	64,750	73,451	*
B. Ploquin	—	—	11,825	11,825	*
T.P. Smith	3,045	—	36,750	39,795	*
(c)					
Current Directors and Executive Officers as a Group (17 persons)	332,664	8,500	505,598	846,762	5.1%
(d)					
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, NY 10005	1,587,745[3]				9.8%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	1,493,400[4]				9.3%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	1,489,500[5]				9.2%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,332,580[6]				8.3%

(1) Exercisable under the Company's stock incentive compensation plans.
(2) * Indicates that the Director/Officer beneficially owns less than one percent of the outstanding shares of Common Stock.
(3) As of December 31, 2004 based on information reported in Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.
(4) As of December 31, 2004 based on information reported in Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005.
(5) As of December 31, 2004 based on information reported in Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005. These securities are owned by various individual and institutional investors including T. Rowe Price Small-Cap Value Fund, Inc. (which owns 1,275,000 shares, representing 7.9% of the shares outstanding), which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(6) As of December 31, 2004 based on information reported in Schedule 13G filed with the Securities and Exchange Commission on February 9, 2005.

We are a Committee composed of independent Directors, as defined under NYSE listing standards. The primary role of this Committee is to maximize shareholder value by approving a compensation structure that is both competitive and reasonable, and designed to attract and retain top talent. Connecting compensation to corporate performance through incentive compensation is one way in which to achieve this goal and to equate the employees' interests with those of our stockholders. The Board has assigned to this Committee the important responsibility of reviewing and approving the Company's goals and objectives regarding compensation. In our oversight function, we review and approve all incentive programs and all components of executive compensation, as well as monitor the Company's management development programs.

Compensation of the Chief Executive Officer

In 2004, this Committee evaluated the performance of the Chief Executive Officer, David Freeman, in light of the Company's goals. We reviewed market data regarding compensation of the Chief Executive Officer at those companies making up the Industrials Segment of the S&P SmallCap 600, of which Lydall is a part.[2] We also reviewed information received from trade organizations and recruiters regarding current market compensation trends. We considered the Company's recent performance, relative stockholder return, and the current economic and business climate. Finally, we reviewed past stock awards and all other elements of compensation received by Mr. Freeman. We presented our recommendations to the other independent Directors on the Board for discussion. At the end of this process, we determined that Mr. Freeman's salary would remain unchanged and would be reviewed again at the end of 2005, two and one half years after his appointment as Chief Executive Officer. Salaries of senior members of management are usually reviewed every two years. Mr. Freeman's annual base salary is $420,000. That compensation review at the end of 2005 will include a review of Mr. Freeman's performance against the Company's goals and the personal goals set with Mr. Freeman. Some of the important parameters in Mr. Freeman's goals, as CEO, include an updating of the Company's strategic plan and a redirection of expenses towards the drivers of the business: sales and marketing and product development efforts.

The incentive compensation plan applicable to Mr. Freeman in 2004 was the EVA ("EVA") Incentive Bonus Program. EVA is the net operating profit after taxes of the Company less a charge for the use of capital. A bonus is paid generally for incremental EVA improvements year-over-year. Mr. Freeman has a target bonus percentage of 100% of his base salary, which is paid if there is an incremental EVA improvement to a specified level. The amount of the award, however, can be more or less if targets are exceeded or not met, respectively. In 2004, under the EVA formula, Mr. Freeman received no bonus compensation. The Company is planning to terminate the EVA program at the end of 2005. The Company is evaluating alternative bonus programs for 2006.

In July of 2003, upon taking on the role of Chief Executive Officer, Mr. Freeman received a restricted stock award of 100,000 shares vesting in equal parts over 5 years. One fifth of that award has currently vested. This Committee recommended that award based on a review of Mr. Freeman's existing holdings as a Director and on the nature of the duties and responsibilities he assumed. Mr. Freeman has not been awarded any other stock-based compensation since that award.

Lydall, in general, does not provide many perquisites to its executives. Mr. Freeman is eligible to the same extent as all other Lydall employees at his location to participate in the Company's medical and dental insurance, pension, and Company matches to the 401(k) and employee stock purchase plans. Mr. Freeman is not a participant of the Supplemental Executive Retirement Plan and has no employment or severance contract. He does participate in the Executive Life Insurance plan, which if triggered would provide four times his base salary, for which he receives tax gross-up payments which are intended to eliminate any adverse tax consequences resulting from his participation in that plan. He also participates in the Executive Disability plan and he drives a Company-leased automobile.

In reviewing all of the components of compensation received by Mr. Freeman, the Committee feels the proportionally higher component of salary to stock awards and actual bonus paid is, at this time, appropriate.

Compensation of the Company's other Executive Officers

This Committee reviews and approves the compensation arrangements, stock awards and amounts paid to all executive officers of the Company, including those named in the Summary Compensation Table in this Proxy Statement. Applying the same

[2] Mr. Freeman's current salary is slightly below the average of the non-Chairmen CEO salaries reported by the S&P SmallCap 600, Industrials Segment for 2003.

Company compensation goals stated above, we review and approve the recommendations of management regarding compensation and awards under incentive plans.

In reviewing and approving the salaries of executive officers, the relative demands upon them and their performance in their respective areas of control are considered together with the Company's performance. In addition, information received from the Company's Human Resources Department regarding market data for peer industrial companies is considered. Mr. Skomorowski's base salary has not been increased since January 1, 2003. Messrs. Franks and Smith received increases of 7% and 9.8% respectively in 2004. Mr. Ploquin received an increase of 5% effective January 1, 2005.

Bonus compensation for 2004 for the Company's executive officers, as described above for the Chief Executive Officer, was determined under the EVA program. While Messrs. Skomorowski, Franks, Ploquin and Smith had 2004 bonus targets of 90%, 50%, 30% and 40% of their base salaries respectively, no bonus was paid to any of them based on the Company's 2004 performance.

In accordance with the stockholder approved Lydall 2003 Stock Incentive Compensation Plan, this Committee has full authority to grant stock awards, at the prevailing market price on the grant date, to officers of the Company whose contributions or potential to contribute are important to the success of the Company. Based upon management's recommendations and this Committee's assessment of the performance of those named in the Summary Compensation Table, in 2004 stock option grants were awarded to Messrs. Skomorowski, Franks, Ploquin and Smith covering 30,000, 15,000, 15,000 and 10,000 shares, respectively.

The other executive officers named in the Summary Compensation Table are eligible to the same extent as all other Lydall employees at their respective locations to participate in the Company's medical and dental insurance, pension, and company matches to the 401(k) and employee stock purchase plans. Of the group, only Mr. Skomorowski is a participant of the Supplemental Executive Retirement Plan. Messrs. Skomorowski and Franks have Employment Agreements and Mr. Smith has a Severance Agreement, all as described below under "Transactions with Management." Other than Mr. Ploquin who resides in Europe, each participates in the Executive Life Insurance Plan, for which they receive a tax gross-up payment, and in the Executive Disability Plan. Each of them drives a Company-leased automobile.

As no Company executive officer's compensation exceeded $1 million for the year, the Committee does not believe that the deductibility limitation in Section 162(m) of the Internal Revenue Code of 1986, as amended, applies. The Committee will monitor the applicability of this requirement with the objective of achieving deductibility to the extent appropriate.

Lee A. Asseo, Chairman
Matthew T. Farrell
Suzanne Hammett

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the Compensation and Stock Option Committee are independent Directors (under NYSE listing standards). No executive officer of the Company has served as a Director or a member of a compensation committee of another company, where any member of the Compensation and Stock Option Committee is an executive officer.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's Common Stock that may be issued upon the exercise of options and rights under all of the Company's existing equity compensation plans as of December 31, 2004 and other equity compensation granted without stockholder approval.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b) ($)	Number of Securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	1,297,180	$ 11.76	887,487
Equity compensation plans not approved by security holders[1]	25,000	$ 16.08	0
Total:	**1,322,180**	**$11.84**	**887,487**

[1] A nonqualified stock option grant to Roger M. Widmann, former Chairman of the Board. On May 8, 2002, an option covering 25,000 shares of the Company's treasury stock was granted to Roger M. Widmann for his services as Chairman of the Board. Pursuant to the Option Agreement, Mr. Widmann may purchase shares of Common Stock at an exercise price per share equal to the fair market value of the Common Stock on the date of grant ($16.08). This grant is fully vested. The vested options will expire three years from the date Mr. Widmann ceased to be a member of the Board, or July 29, 2007. The option is not transferable, other than by will or the laws of descent and distribution.

The following graph compares the cumulative total return on the Company's shares over the past five years with the cumulative total return on shares of companies comprising the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index. Cumulative total return is measured assuming an initial investment of $100 on December 31, 1999, including reinvestment of dividends. Due to the diversity of niche businesses that Lydall participates in, it is difficult to identify a reasonable peer group or one industry or line-of-business index for comparison purposes. Thus, Lydall has chosen to compare its performance to the Standard & Poor's SmallCap 600 Index (which includes Lydall as a constituent) and to the Russell 2000 Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG LYDALL, INC., THE S & P SMALLCAP 600 INDEX
AND THE RUSSELL 2000 INDEX


DOLLARS
200
180
160
140
120
100
80
60
40
20
0
12/99
12/00
12/01
12/02
12/03
12/04
LYDALL, INC.
S & P SMALLCAP 600
RUSSELL 2000

* $100 invested on 12/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

SUMMARY COMPENSATION TABLE

The following table shows the compensation either paid or awarded by the Company for each of the three years ended December 31, 2004, 2003 and 2002 to the Chief Executive Officer of the Company and each of the four other most highly compensated executive officers who were serving as executive officers as of December 31, 2004.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)
		Annual Compensation			Long-Term Compensation		
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	All Other Compensation ($)[2]
D. Freeman	2004	420,000	—	15,232	—		31,325
President, Chief Executive Officer	2003	259,505[3]	—	7,219	1,121,000[4]	3,325[5]/0	14,111
C.R. Skomorowski	2004	420,000	—	10,199	—	30,000/0	24,284
Executive Vice President,	2003	420,000	—	9,705	—	—	23,335
Chief Operating Officer	2002	400,000	180,601	6,737	—	6,688/0	16,985
B.W. Franks, Jr.	2004	232,726	—	5,182	—	15,000/0	16,544
Subsidiary President	2003	217,500	—	4,961	—	20,000/0	15,988
	2002	217,500	21,154	24,173	—	—	36,609[6]
B. Ploquin[7] Managing Director – Lydall Gerhardi and President, Lydall Thermique/Acoustique	2004	236,630	—	198,874[8]	—	15,000/0	33,424[9]
T.P. Smith	2004	210,176	—	3,450	—	10,000/0	14,474
Vice President,	2003	190,000	—	3,507	—	6,000/0	13,924
Chief Financial Officer and Treasurer	2002	180,000	46,322	4,214	—	—	13,046

(1) Other than Mr. Ploquin none of the named executive officers received perquisites or other personal benefits that were greater than either $50,000 or 10 percent of his total annual salary and bonus, as reported above.

(2) The items reported in column (i) for 2004 include amounts paid on behalf of the named individuals by the Company for:

(401)(k) Plan Match:
D. Freeman ($8,200); C.R. Skomorowski ($8,200); B.W. Franks, Jr. ($8,200); and T.P. Smith ($8,200).

The Employee Stock Purchase Plan:
D. Freeman, ($0); C.R. Skomorowski ($600); B.W. Franks, Jr. ($0); and T.P. Smith ($600).

Life Insurance Premiums:
D. Freeman, ($23,125); C.R. Skomorowski ($15,484); B.W. Franks, Jr. ($8,344); and T.P. Smith ($5,674).

(3) In 2003, $49,505 of $259,505 reported as salary was paid to Mr. Freeman as director fees and consulting fees prior to his becoming an employee on July 1, 2003.

(4) As of the close of business on December 31, 2004, Mr. Freeman held 80,000 restricted shares valued at $948,800. The value was calculated by multiplying the market price of the Company's Common Stock on December 31, 2004 by the number of restricted shares held on that date. Mr. Freeman's restricted shares will vest in 20,000 share increments each year on July 1, 2005, 2006, 2007 and 2008. No dividends are planned to be paid by the Company on its outstanding Common Stock at this time. In the event that cash dividends were to be paid on the Company's Common Stock, Mr. Freeman would be entitled to receive any such dividends in respect of his restricted shares. No person named in the Summary Compensation Table other than Mr. Freeman held any shares of restricted stock as of December 31, 2004. The $1,121,000 was calculated by multiplying the closing market price of the Company's Common Stock on the date of grant by the number of shares awarded.

(5) These options were granted to Mr. Freeman as director compensation prior to his becoming an employee.

(6) Mr. Franks received relocation expense reimbursements of $21,887 in connection with his move in 2002.

(7) Mr. Ploquin was first designated as a Section 16 officer in 2004. All compensation to Mr. Ploquin is paid in Euros. For purposes of this table, the amounts were translated to dollars using an average exchange rate for 2004 of .8048.

(8) Other annual compensation for Mr. Ploquin includes perquisites related to expatriate relocation benefits of $74,677, which includes supplemental pension equalization benefits of $33,673. Additionally, included in other annual compensation for Mr. Ploquin is repayment of taxes related to expatriate benefits of $105,185.

(9) Mr. Ploquin received relocation expense reimbursements of $33,424 in connection with his expatriate relocation.

DEFINED BENEFIT PENSION PLAN

The Company provides a noncontributory, "career average" defined benefit pension plan (the "Pension Plan") to most salaried domestic employees. The Pension Plan provides that benefits, in the amount of 2 percent of the participant's annual eligible earnings (subject to limitations imposed by the Internal Revenue Code), will accrue annually. The Pension Plan benefits are not determined primarily by final or average final compensation. The Company pays the entire cost of the Pension Plan, which is administered by a committee appointed by the Board of Directors.

A participant's compensation, for purposes of determining pension benefits, is the participant's W-2 compensation (less bonus and other similar compensation payments) plus pretax employee contributions to the pretax plans of Lydall.

The normal retirement age under the Pension Plan is 65 and actuarially reduced benefits are available at age 55 if the participant has ten years of service. Messrs. Freeman, Skomorowski, Franks and Smith are expected to receive annual benefits upon retirement at normal retirement age (assuming they work until age 65 and receive salary increases of 4.5 percent per year) in the amounts of $29,339, $126,611, $144,013 and $119,445, respectively. These amounts are not subject to any reductions for Social Security benefits or for any other offset amounts. Mr. Ploquin is not a participant.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has a supplemental retirement plan intended to provide retirement benefits supplementing those provided under other Company-related retirement plans to certain officers. Mr. Skomorowski is the only person named in the Summary Compensation Table who is a participant, however, he is not yet vested. Upon retirement, and for a period of up to 15 years, a participant is entitled to receive a monthly retirement benefit. That benefit is the lessor of (a) 60 percent of the participant's final average pay, less the participant's benefits (attributable to Company contributions) under all of the Company's qualified plans or (b) the actuarial equivalent of the annual benefits to which a participant would have been entitled if no limit applied due to the level of compensation of the participant. Participants are deemed vested in the supplemental benefits when they have attained age 55 and the sum of their age and service equals or exceeds 70. No participant named in the Summary Compensation Table is vested. Mr. Skomorowski is estimated to receive annual benefits upon retirement at normal retirement age in the amount of $224,279.

STOCK OPTION TABLES

The following table provides information regarding stock options granted during 2004 to the named executive officers listed in the Summary Compensation Table. In accordance with Securities and Exchange Commission rules, the values assigned to each reported option are shown using gains based on assumed rates of annual compound stock price appreciation of 5 percent and 10 percent from the date the options were granted over the full option term. In assessing these values, it should be kept in mind that no matter what theoretical value is placed on a stock option on the date of grant, its ultimate value will be dependent on the market value of the Company's stock at a future date, and that value will depend on the efforts of such executives to foster the future success of the Company for the benefit of not only the executives, but all stockholders.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[1]	
Name	**Number of Securities Underlying Options/SARs Granted (#)[2]**	**% of Total Options/SARs Granted to Employees in Fiscal Year**	**Exercise of Base Price ($/Sh)**	**Expiration Date**	**5% ($)**	**10%($)**
D. Freeman	0/0	0/0	—	—	—	—
C.R. Skomorowski	30,000/0	10.92/0	11.08	12/7/14	$209,045	529,760
B.W. Franks, Jr.	15,000/0	5.46/0	11.08	12/7/14	$104,522	264,880
B. Ploquin	15,000/0	5.46/0	11.08	12/7/14	$104,522	264,880
T.P. Smith	10,000/0	3.64/0	11.08	12/7/14	$69,682	176,587

(1) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions.

(2) Exercisable at the rate of 25 percent per year commencing 12/8/05.

All options expire in ten years and vesting is accelerated upon a Change of Control.

The following table shows stock option exercises by the named executive officers during 2004, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2004. Also reported are the values for "in-the-money" options, which represent the positive spread between the exercise price of any such existing stock options and the market price of Lydall's Common Stock on December 31, 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs at FY-End	Value of Unexercised In-the-Money Options/SARs at FY-End
Name	**Shares Acquired on Exercise (#)**	**Value Realized ($)**	**Exercisable/ Unexercisable (#)**	**Exercisable/ Unexercisable ($)**
D. Freeman	0	0	22,121 /5,811	18,229 /7,426
C.R. Skomorowski	0	0	210,195 /55,844	400,790 /68,625
B.W. Franks, Jr.	0	0	64,750 /36,250	104,588 /30,263
B. Ploquin	0	0	11,825 /19,625	18,252 /14,959
T.P. Smith	0	0	36,750 /20,750	71,450 / 22,163

The Company has entered into a replacement agreement with Mr. Skomorowski dated October 2, 2003, and an agreement with Mr. Franks dated March 1, 2000, as amended on August 1, 2000. These agreements provide, among other things, for benefits in the event of the termination of the employee by the Company other than for "cause" (as defined in the agreements) or by the employee for "good reason" (as defined in the agreements).

For Mr. Frank's agreement, if a termination is without "cause" or for "good reason," and does not occur within 12 months following a "Change of Control" of the Company, the termination benefits would include: (i) a severance benefit equal to the sum of his annual base salary and the average of the three annual incentive bonuses earned in the three years preceding termination, paid over 12 months; (ii) continued coverage under the Company's medical, dental and life insurance plans for up to 12 months, subject to any required employee contributions; and (iii) outplacement services.

Mr. Skomorowski's agreement provides that termination under the same circumstances would include the following benefits: (i) a severance benefit equal to two times the sum of his annual base salary and average annual incentive bonus, payable in a lump sum; (ii) continued coverage under the Company's medical, dental, life insurance, and long-term disability plans, if commercially available, for 18 months, subject to any required employee contributions; (iii) supplemental benefits under the Company's tax-qualified pension plan and supplemental executive retirement plan as if he had 18 additional months of service; (iv) outplacement services; (v) car allowance; and (vi) tax gross-up, for benefits subject to excise tax, if any.

If a termination without "cause" or for "good reason" occurs within 12 months following a "Change of Control" of the Company, the termination benefits would include for Mr. Franks: (i) a severance benefit equal to two times the sum of his annual base salary rate, and the average of his three highest annual bonuses earned for any of the five calendar years preceding his termination of employment, payable in a lump sum; (ii) a pro-rata portion of his maximum bonus opportunity for the year of termination of employment; (iii) continued coverage under the Company's medical, dental, life insurance and (if reasonably commercially available) long-term disability plans for up to 24 months, subject to any required employee contributions; (iv) supplemental benefits under the Company's tax-qualified pension plan as if he had two additional years of service; (v) vesting in stock options and restricted stock; and (vi) certain other benefits.

Mr. Skomorowski's agreement provides that, if such a termination were to occur within 12 months following a "Change of Control" of the Company, the termination benefits would include: (i) a severance benefit equal to three times the sum of his annual base salary rate and average annual incentive bonus, payable in a lump sum; (ii) a pro-rata portion of his maximum bonus opportunity for the year of termination of employment; (iii) continued coverage under the Company's medical, dental, life insurance and, if commercially available, long-term disability plans for up to thirty-six months, subject to any required employee contributions; (iv) supplemental benefits under the Company's tax-qualified pension plan and supplemental executive retirement plan as if he had three additional years of service; (v) vesting in stock options and restricted stock; and (vi) certain other benefits. If any payments or benefits for Mr. Skomorowski are subject to the federal excise tax on "excess parachute payments," Mr. Skomorowski will receive, under his employment agreement, an additional payment in an amount designed to put him in the same after-tax position as if the excise tax had not been imposed.

The employment agreements define a "Change of Control" of the Company as: (a) beneficial ownership by a third party of at least 25 percent of total voting power of all classes of stock of the Company; (b) the election to the Board of a majority of Directors who were not approved by a majority of current Directors; (c) a shareholder approved liquidation of the Company, or merger or consolidation of the Company; or (d) a sale or disposition of all or substantially all of the assets of the Company.

The Company has also entered into a replacement agreement with Mr. Smith dated January 21, 2005. The agreement generally provides for severance benefits in the event that Mr. Smith is terminated. If the termination is within 12 months following a "Change of Control," and not for "cause," as defined in the agreement, Mr. Smith will receive: (i) a severance benefit equal to two times the sum of his annual base salary rate, and the average of his three highest annual bonuses earned for any of the five calendar years preceding his termination of employment, payable in a lump sum; (ii) a pro-rata portion of his yearly bonus, payable in a lump sum; (iii) coverage for 12 months under the Company's medical, and dental plans; (iv) supplemental benefits under the Company's Pension Plan; (v) a car allowance for 12 months; and (vi) outplacement services not to exceed $10,000. The agreement defines a "Change of Control" of the Company as: (a) beneficial ownership by a third party of at least 25 percent of total voting power of all classes of stock of the Company; (b) the election to the Board of a majority of Directors who were not approved by a majority of current Directors; (c) a shareholder approved liquidation of the Company, or merger or consolidation of the Company; or (d) a sale or disposition of all or substantially all of the assets of the Company. The benefits which Mr. Smith would receive if termination is not within 12 months of a Change of Control under the agreement include: (i) severance equal to his annual base salary paid over 12 months; (ii) the average of his annual bonuses for the three years preceding his termination; (iii) health coverage for 12 months under COBRA (with the Company paying the same percentage as it paid for actively employed senior executives) or when he commences full-time employment with an employer who offers health insurance benefits, if earlier, and (iv) outplacement services not to exceed $10,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors, persons who own more than ten percent of a registered class of the Company's equity securities and certain entities associated with the foregoing ("Reporting Persons") to file reports of ownership and changes in ownership on Forms 3, 4 and 5 ("Beneficial Ownership Reports") with the Securities and Exchange Commission (the "SEC"). These Reporting Persons are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5, and amendments thereto, that they file with the SEC. Based solely on its review of the copies of such forms it has received, the Company believes that, with respect to the fiscal year ended December 31, 2004, all of the Reporting Persons complied with all applicable filing requirements, except that Beneficial Ownership Reports for the following persons with respect to the following transactions were inadvertently not filed timely: (i) despite receipt of a written confirmation of timely filing, the SEC later reported having no record of filing of Form ID's for Mr. Collett and Mr. Krawczynski and required them to re-file their Form ID's prior to their Form 3 filings, resulting in a one day late filing of their Form 3 filings, and (ii) Company shares held in the 401(k) account of Ms. Krallis-Nixon were inadvertently sold by the plan administrator, without Ms. Krallis-Nixon's knowledge or direction, due to an error in electronic communications. The shares were subsequently repurchased, however the Form 4 for the sale was filed late due to a lack of timely notice to the Company by the plan administrator.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTOR

Proposals of stockholders of the Company that are intended to be presented at the Annual Meeting to be held in 2006, and which stockholders desire to have included in the Company's proxy materials relating to such meeting, must be received by the Company no later than November 22, 2005, which is 120 calendar days prior to the first anniversary of the mailing date for this year's proxy statement, and must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement for that meeting.

Under the Company's Bylaws, no business, including the nomination of persons for election to the Board of Directors of the Company, may be brought before an Annual Meeting of Stockholders, except as set forth in the notice of the meeting or as otherwise brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has delivered a timely written notice to the Company containing certain specified information. The notice must contain certain specified information about each item of business that the stockholder proposes for consideration or with respect to each person whom the stockholder proposes to nominate for election or reelection as a Director, whichever the case may be. These requirements are separate and distinct from, and are in addition to, the SEC requirements (described above) that a stockholder must meet in order to have a stockholder proposal included in the Company's proxy statement. To be timely under the Company's Bylaws, a stockholder's notice for the 2006 Annual Meeting must be received by the Company on or before February 20, 2006, but no earlier than January 21, 2006 (the "Bylaw Deadline"), which is the period not less than 60 days, nor more than 90 days prior to the first anniversary of this year's Annual Meeting.

Any stockholder proposal or nomination which does not comply with the procedures set forth in the Bylaws (including the Bylaw Deadline) will be disregarded and the stockholder will not be permitted to present the proposal at the Annual Meeting to be held in 2006. A copy of the Bylaw provisions discussed in this paragraph (as amended and restated as of December 11, 2003) have previously been filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K dated March 12, 2004 and may be obtained by writing to the Company at its principal executive offices located at One Colonial Road, P.O. Box 151, Manchester, Connecticut 06045-0151, Attention: Vice President, General Counsel and Corporate Secretary.

OTHER MATTERS

The Board of Directors does not know of other matters which may come before the meeting. However, if other matters are properly presented at the meeting, it is the intention of the proxy committee to vote, or otherwise to act, in accordance with their judgment on such matters.

Copies of the Company's Annual Report on Form 10-K for the fiscal year 2004 will be provided without charge, upon request. Requests may be directed to: Vice President, General Counsel and Corporate Secretary, Lydall, Inc., One Colonial Road, P.O. Box 151, Manchester, Connecticut 06045-0151.



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EXCERPT OF THE LYDALL, INC. CORPORATE GOVERNANCE GUIDELINES

1. *Director Qualification Standards*

1.1 *Independence*

At least a majority of the members of the Board of Directors, as well as all of the members of the Audit Review Committee, the Compensation and Stock Option Committee and the Corporate Governance Committee, shall be "independent" within the meaning of the Corporate Governance Listing Standards of the New York Stock Exchange ("NYSE Standards").

The Board has determined that a Director who satisfies each of the following requirements has no material relationship with the Company and will qualify as independent:

(a) During the preceding three years:

(i) the Director was not employed by Lydall, Inc. or any of its subsidiaries ("the Company");

(ii) an immediate family member (as defined in NYSE Standards) of the Director was not employed by the Company as an executive officer;

(iii) the Director, and each immediate family member of the Director, did not receive in any single calendar year more than $100,000 in direct compensation from the Company, other than (i) director and committee fees, additional fees for service as chairman of the Board or of a committee of the Board and (ii) receipt of pension or other forms of deferral compensation for past service which are not contingent on continued service;

(iv) the Director was not affiliated with, or employed by, a present or former internal or external auditor of the Company;

(v) an immediate family member of the Director was not affiliated with or employed in a professional capacity by, a present or formal internal or external auditor of the Company; and

(vi) the Director was not part of an interlocking directorate in which an executive officer of the Company served on the compensation committee of another company that concurrently employed such a Director, or an immediate family member of the Director, in an executive capacity;

(b) If a Director is, or at any time during the preceding three years has served as, an executive officer or an employee of, *or has an immediate family member who is, or at any time during the preceding three years has served as, an executive officer* of another company that makes payments to or receives payments from the Company for property or services, such payments, in each of the last three fiscal years, are less than the greater of $1 million and 2 percent of such other company's consolidated gross revenues;

(c) If the Director is, or during the last fiscal year has been, an executive officer of, or owns, or during the last fiscal year has owned, of record or beneficially in excess of ten percent equity interest in, any business or professional entity to which the Company was indebted at the end of the Company's last full fiscal year, the aggregate amount of such indebtedness was less than five percent of the Company's total consolidated assets at the end of such fiscal year;

(d) If a Director or an immediate family member of the Director serves as an officer, director or trustee of a charitable organization at any time during the preceding three years, the Company's charitable contributions to the organization in each of the last three fiscal years of such organization are less than the lesser of $1 million and two percent of that organization's total annual operating expenses (the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose); and

(e) The Board does not determine, based on all of the relevant facts and circumstances, that a Director has a material relationship with the Company, either directly, or indirectly as a partner, shareholder or officer of another organization, that has a material relationship with the Company.

On an annual basis, in connection with the nomination of directors for election at the Company's Annual Meeting of Stockholders and appointment of committees, the Board of Directors shall make a determination as to the independence of each member of the Board, and each nominee for membership on the Board. The Board shall also make such determination with respect to any new director appointed to fill a vacancy on the Board.

Each director will share with the Board all information reasonably necessary for the Board to make a determination as to the independence of the Board member. It is the responsibility of each member of the Board to bring to the attention of the Board any possible conflict of interest, or any matter that might be perceived as a possible conflict of interest.

LYDALL, INC.
AUDIT REVIEW COMMITTEE CHARTER

Purpose

The primary purpose of the Audit Review Committee (the "Committee") shall be to assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee the integrity of the Company's financial reporting process, including the performance of the Company's systems of internal accounting and financial controls, the Company's internal audit function, the outside auditors' qualifications and independence, the Company's process for monitoring compliance with applicable legal, regulatory and ethics programs, and the annual independent audit of the Company's financial statements. A purpose of the Committee shall also be to prepare the Audit Review Committee Report to be included in the Company's proxy statement for the annual meeting of stockholders and any other meeting of stockholders at which members of the Board are to be elected.

In discharging its oversight role, the Committee shall have the power to investigate any matter that comes to its attention, with full access to all books, records, facilities and personnel of the Company. The Committee shall also have the power to retain (at the Company's expense) outside counsel, auditors or other advisors as it determines necessary to carry out its purposes and to determine the engagement terms and fees of such outside counsel, auditors and other advisors. The outside auditors are ultimately accountable to the Committee and shall report directly to the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and recommend any proposed changes to the Board for approval.

Membership

The Committee shall comprise not less than three (3) members of the Board, each of whom shall be independent as defined below. The Committee's composition will meet the requirements of the listing standards of the New York Stock Exchange and all applicable federal securities laws. No member of the Committee shall serve on the audit committee of more than two other public companies.

The members of the Committee shall be appointed by the Board, on the recommendation of the Corporate Governance Committee, and shall be subject to removal by the Board.

Independence

Committee members shall meet the standards for independence of the New York Stock Exchange and any applicable federal securities law.

Financial Expertise and Experience

At least one (1) member of the Committee shall be an "audit committee financial expert" as defined in rules promulgated by the Securities and Exchange Commission. All members of the Committee shall be financially literate, as defined in the listing standards of the New York Stock Exchange.

Key Responsibilities

The Committee's job is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the outside auditors are responsible for auditing those financial statements. The Committee is not responsible for planning or conducting audits or determining that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations.

Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors' work.

The Committee shall meet at least four times per year, or more often as necessary to perform the duties and responsibilities of the Committee as set forth herein. The Committee shall report to the Board at its next meeting after each Committee meeting.

The following are functions of the Committee in carrying out its oversight function.

1. *Selection and Compensation of the Outside Auditors*

The Committee shall have the sole authority and direct responsibility to select, evaluate and, where appropriate, replace the outside auditors. In connection therewith, the Committee is responsible for determining the engagement terms and fees of the outside auditors and for resolving disputes between management and the outside auditors regarding financial reporting.

2. *Pre-Approval of Audit and Non-Audit Services*

All auditing services provided to the Company by the outside auditors shall be pre-approved by the Committee.

Additionally, the Committee or one or more of its members shall review any non-audit services provided to the Company by its outside auditors and, except for certain de minimis services to the extent permitted by law[1], shall pre-approve any such non-audit services. The Committee shall be responsible for determining the engagement terms and fees of any non-audit services to be provided by the outside auditors. The Committee shall not approve the engagement of the Company's outside auditors to perform any non-audit services that are prohibited by Section 10A(g) of the Securities Exchange Act of 1934, as amended, or any rules promulgated thereunder.

The decisions of any member of the Committee to whom authority is delegated to approve any activity by the outside auditors shall be presented to the full Committee at its next meeting.

The Committee shall consider whether the outside auditors' performance of any proposed non-audit services is compatible with the outside auditors' independence.

1. *Meetings with and Reports from Outside Auditors and Internal Auditors*

a) The Committee shall periodically meet with management, the internal auditors and the outside auditors in separate executive sessions.

b) The Committee shall review and discuss with management and the outside auditors the audited financial statements and related footnotes and the Management's Discussion and Analysis to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of the Form 10-K). Such review and discussion shall include the analysis and judgment of management and the outside auditors about the appropriateness and quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, adequacy of internal controls and disclosures of changes in internal controls and the clarity of the disclosures in the financial statements. In addition, the Committee shall review and consider with the management and outside auditors the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61. The Committee shall recommend to the Board whether, based on the review and discussions described herein, the financial statements should be included in the Company's Annual Report on Form 10-K.

c) The Committee shall review and discuss with management and the outside auditors the Company's interim financial results to be included in the Company's quarterly reports to be filed with the Securities and Exchange Commission. This review will occur prior to each filing by the Company of its Quarterly Report on Form 10-Q.

d) The Committee shall review and discuss with management and the outside auditors the accounting policies and assumptions which may be viewed as critical, the alternative treatments of financial information within generally accepted accounting principles that the outside auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the outside auditors. The Committee shall review and discuss with management and the outside auditors any significant changes in the accounting policies of the Company and accounting and financial reporting pronouncements and proposed rules that may have a significant impact on the Company's financial reports.

---

[1] *De minimis* services are defined in Section 202 of the Sarbanes-Oxley Act (Section 10A(i)(1)(B) of the Securities Exchange Act) as services that meet the following criteria: (1) all such services must in the aggregate constitute no more than 5% of the revenues paid by the company to the outside auditor; (2) such services must not have been recognized by the company as non-audit services at the time of the engagement for such services and (3) such services are brought to the attention of the audit committee (or one or more members of the committee to whom the approval of such services has been delegated) and are approved by the committee or such member(s) before the completion of such services.

e) The Committee shall review and discuss with the management and the outside auditors:

i. any financial or non-financial arrangements of the Company which do not appear on the financial statements of the Company but are necessary to understand how significant aspects of the Company's business are conducted; and

ii. material transactions or courses of dealing with parties related to the Company.

f) The Committee will meet with the internal auditors to discuss and review summaries of significant reports to management prepared by them, such as those detailing audit problems or difficulties, if any, and management's responses thereto.

g) At least annually, the Committee shall obtain and review a report by the outside auditors describing the following:

i. the outside auditors' internal quality control procedures; and

ii. any material issues raised by the most recent internal quality control review, or peer review of the outside auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years respecting one (1) or more independent audits carried out by the outside auditors, and any steps taken to deal with any such issues.

The Committee shall evaluate the qualifications, performance and independence of the outside auditors and the lead audit partner (including the rotation of the lead audit partner) and present the conclusions of the Committee to the entire Board. In evaluating the outside auditors, the Committee shall consider whether it is appropriate to rotate outside auditing firms.

h) The Committee shall:

i. request from the outside auditors annually, a formal written statement delineating all relationships between the auditors and the Company consistent with Independence Standards Board Standard Number 1;

ii. discuss with the outside auditors any such disclosed relationship and its impact on the outside auditors' independence; and

iii. determine any appropriate action in response to the outside auditors' report to satisfy itself of the auditors' independence.

i) The Committee shall meet separately with the outside auditors, with and without management present, to discuss the results of their audits, including any audit problems or difficulties and management's response, as well as the responsibilities, budget and staffing of the Company's internal audit function.

j) The Committee shall review and discuss with management, the outside auditors and the Company's Chief Financial Officer, the Company's legal and regulatory compliance programs and the Company's code of ethics for senior financial officers. The Committee shall review and discuss the Company's legal and regulatory compliance programs with the Company's General Counsel.

k) The Committee shall review and discuss the Company's guidelines and policies to govern the process by which risk assessment and risk management is undertaken and its programs for monitoring and controlling major financial risks.

l) The Committee shall review and discuss with the Company's Chief Executive Officer and Chief Financial Officer their evaluation of the Company's disclosure controls and procedures.

Other Matters

1. *Legal Proceedings and Contingent Liabilities*

The Committee shall review with management material and pending or overtly threatened legal proceedings involving the Company and other material contingent liabilities.

2. *Press Releases and Information Provided to Analysts and Ratings Agencies*

The Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies. Such discussion may be done generally (through a discussion of the types of information to be disclosed and the types of presentations to be made). In addition, the Committee may delegate the review of individual press releases or presentations to the Committee's Chairman or another member of the Committee.

3. *Proxy Statement Report*

The Committee shall prepare the Audit Review Committee Report required by the rules of the Securities and Exchange Commission to be included in the Company's proxy statement for the election of members of the Board of Directors. The report will address all issues required by the Securities and Exchange Commission.

4. *Procedures for Employee Complaints and Concerns*

The Committee shall establish procedures for:

a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

b) confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5. *Hiring Practices for Employees of Outside Auditor*

The Committee shall set clear hiring practices for employees or former employees of the outside auditors.

6. *Annual Self-Evaluation*

The Committee shall perform an annual self-evaluation to determine the extent to which it fulfilled its obligations as described in this Charter or otherwise required by applicable listing standards, regulations or law.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-7665



Lydall, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**06-0865505**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Colonial Road, Manchester, Connecticut	**06040**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (860) 646-1233

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, $.10 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

On June 30, 2004, the aggregate market value of the Registrant's voting stock held by nonaffiliates was $153,173,035 based on the New York Stock Exchange closing price on that date. For purposes of this calculation, the Registrant has assumed that its directors and executive officers are affiliates.

On February 24, 2005, there were 16,154,710 shares of Common Stock outstanding, exclusive of treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the definitive Proxy Statement distributed in connection with the Registrant's Annual Meeting of Stockholders to be held on April 21, 2005.

The exhibit index is located on pages 22-23.

INDEX TO ANNUAL REPORT ON FORM 10-K

Year Ended December 31, 2004

The information called for by Items 10, 11, 12, 13 and 14, to the extent not included in this document, is incorporated herein by reference to such information included under the captions "Corporate Governance," "Equity Compensation Plan Information," "Board of Directors," "Stockholder Communications with Directors," "Director Compensation," "Fiscal Year 2004 Board Fees," "Compensation and Stock Option Committee Report on Executive Compensation," "Performance Graph," "Plan Descriptions," "Stock Option Tables," "Summary Compensation Table," "Securities Ownership of Directors, Certain Officers and 5 Percent Beneficial Owners," "Compensation Committee Interlocks and Insider Participation," "Transactions with Management" and "Principal Fees and Services" in the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission and distributed in connection with Lydall Inc.'s 2005 Annual Meeting of Stockholders.

PART I

Lydall, Inc. and its subsidiaries are hereafter collectively referred to as "Lydall," the "Company" or the "Registrant."

Item 1. BUSINESS

Lydall designs and manufactures specialty engineered automotive thermal and acoustical barriers, passive and active industrial thermal and insulating solutions, air and liquid filtration media, medical filtration media and devices and biopharmaceutical processing components for demanding thermal/acoustical and filtration/separation applications.

The Company serves a number of market niches. Lydall's products are primarily sold directly to customers through an internal sales force and distributed via common carrier or the Company's distribution operation. The majority of the Company's products are sold to original equipment manufacturers and tier-one suppliers. The Company competes through high-quality, specialty engineered innovative products and exceptional customer service. Lydall has a number of domestic and foreign competitors for its products, most of whom are either privately owned or divisions of larger companies, making it difficult to determine the Company's share of the markets served.

Sales to the automotive market represented 47 percent of Lydall's net sales in 2004 and 2002 and 48 percent in 2003. Lydall's thermal and acoustical products are used on a variety of automotive platforms and in various other applications. Sales to DaimlerChrysler AG were $39.6 million or 13.5 percent of Lydall's net sales in 2004. No other single customer accounted for more than 10 percent of the Company's net sales in 2004. The Company has substantially completed the consolidation of the domestic automotive manufacturing operations during 2004. This consolidation supports long-term growth strategies for this business and is expected to improve flexibility, lower costs and utilize overall capacity of existing facilities more effectively.

Foreign and export sales were 47 percent of the Company's net sales in 2004, 37 percent in 2003 and 34 percent in 2002. Export sales are primarily to Europe, Asia, Mexico and Canada and were $51.2 million, $33.0 million and $32.2 million in 2004, 2003 and 2002, respectively. Foreign sales were $86.2 million, $67.6 million and $53.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in export sales was primarily related to increased automotive sales to Canada and increased filtration and passive thermal sales to Asia during 2004. The increase in foreign sales during 2004 was primarily related to increased sales from our German automotive operation and incremental sales from our new St. Nazaire facility.

Foreign operations generated operating income of $4.2 million, $5.4 million and $4.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Total foreign assets were $90.4 million at December 31, 2004 compared with $73.6 million at December 31, 2003 and $44.3 million at December 31, 2002.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statements are made available free of charge through the Investor Relations section of the Company's Internet website at www.lydall.com after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the Commission) and are also available on the Commission's website at www.sec.gov.

The Company's Code of Ethics and Business Conduct for all employees and its Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Accounting and Financial Personnel can be obtained free of charge on the Company's website under the Corporate Governance section or by contacting the Office of the General Counsel, P.O. Box 151, One Colonial Road, Manchester, CT 06045-0151.

SEGMENTS

Lydall has organized its business into two primary reportable segments – Thermal/Acoustical and Filtration/Separation. All other businesses are aggregated in Other Products and Services. Reconciling Items include Corporate Office operating expenses and intercompany eliminations. Segments are defined by the grouping of similar products and services.

Thermal/Acoustical

Lydall's thermal and acoustical barriers, temperature-control units and insulating products protect, control and insulate within temperature environments ranging from -459°F (-237°C) to +3000°F (+1649°C), depending on the application.

Lydall's automotive thermal and acoustical barriers, including ZeroClearance®, AMS®, dB-Lyte®, dBCore® and LyTherm® products, are comprised of organic and inorganic fiber composites, fiber and metal combinations and all metal components that are used in cars, trucks, sport utility vehicles and vans. The Company holds patents on several of these products that can be employed on both the interior and exterior of vehicle passenger cabins and within the engine compartment and around such components as exhaust systems, fuel systems, heat and air-conditioning ducts, power trains, batteries and electronic components.

The Company's passive thermal business features products such as LyTherm® and Manniglas® that are employed as linings for ovens, kilns and furnaces in glass and metal manufacturing and in consumer appliances, as well as heating, ventilating and air-conditioning systems. At the very coldest temperatures (approaching absolute-zero), CryoTherm® cryogenic materials, composed of inorganic fibers, are used for super-insulating applications. These applications include tanker trucks that transport liquid gases, stationary and portable cryogenic storage vessels and fuel systems for vehicles powered by liquid natural gas.

Lydall's active thermal business designs and manufactures high precision, specialty engineered temperature-control equipment for demanding semiconductor, pharmaceutical, life sciences and industrial applications.

Thermal/Acoustical Segment net sales, before elimination of intersegment sales, represented 62.7 percent of the Company's net sales in 2004, 62.1 percent in 2003 and 59.3 percent in 2002. Additionally, total net sales generated by international operations of the Thermal/Acoustical Segment accounted for 33.2 percent, 27.5 percent and 23.5 percent of segment net sales in 2004, 2003 and 2002, respectively.

Filtration/Separation

The Filtration/Separation Segment includes air and liquid filtration products for industrial and consumer applications, as well as vital fluids management systems for medical and biopharmaceutical applications.

LydAir® high-efficiency air filtration media range in filtering efficiencies from 45 percent ASHRAE through all HEPA grades to the highest ULPA standards and filter particles as small as 0.1 micron. Uses for these products include industrial and commercial heating, ventilating and air-conditioning systems, clean space applications and consumer products.

Lydall also produces liquid filtration media, sold under the ActiPure® and LyPore® trademarks, used for industrial and residential water purification and in high-efficiency hydraulic oil and lubrication filters for off-road vehicles, trucks and heavy equipment.

The Company's Vital Fluids business designs and manufactures specialty blood transfusion and cell therapy products and Bio-Pak® sterilized disposable bioprocessing containers, which provide for containment of media such as cell tissue cultures, saline solutions and diagnostic fluids for bioprocessing applications. In addition, its medical filter materials are employed in traditional blood filtration devices such as cardiotomy reservoirs and autotransfusion filters.

Net sales from the Filtration/Separation Segment, before elimination of intersegment sales, represented 27.8 percent of the Company's net sales in 2004 compared with 27.6 percent in 2003 and 28.7 percent in 2002. In addition, total net sales generated by the international operation of the Filtration/Separation Segment accounted for 31.2 percent, 28.5 percent and 24.2 percent of segment net sales in 2004, 2003 and 2002, respectively.

Other Products and Services

The largest component of Other Products and Services (OPS) is Lydall's transport, distribution and warehousing businesses. These businesses specialize in time-sensitive shipments and warehouse management services and possess an in-depth understanding of the special nature and requirements of the paper and printing industries. OPS also includes assorted specialty products.

OPS net sales, before elimination of intercompany sales, were 10.2 percent of the Company's net sales in 2004 compared with 11.0 percent in 2003 and 12.7 percent in 2002. There were no significant sales generated outside of the United States for OPS.

Discontinued Operations

In February 2001, the Company's Board of Directors adopted a plan to discontinue the operations of the Paperboard Segment, consisting principally of the Southern Products and Lydall & Foulds operations. Accordingly, the operating results of this discontinued Segment were segregated from continuing operations and reported as discontinued operations. During the third quarter of 2003, the Company recorded a pretax charge of $1.3 million, or $.05 per diluted share for additional shutdown costs and the write-off of the remaining book value of these assets. In the fourth quarter of 2002, the Company recorded a pretax charge of approximately $0.4 million, or $.01 per diluted share for additional costs incurred during the shutdown period.

In 2004, Lydall sold its Lydall & Foulds properties located in Manchester, CT. Under the direction of the Connecticut Department of Environmental Protection, there is an ongoing environmental program of groundwater sampling and soils remediation that will take place over the next five years, which is estimated to cost $0.3 million, which was previously accrued as part of the discontinuance of the Paperboard Segment.

GENERAL BUSINESS INFORMATION

Lydall holds a number of patents, trademarks and licenses. While no single patent, trademark or license is critical to the success of Lydall, together these intangible assets are of considerable value to the Company.

The Company's business is generally not seasonal; however, results of operations are impacted by shutdowns at the Company's European operations and at its North American and European automotive customers that typically occur in the third quarter of each year. Lydall maintains levels of inventory and grants credit terms that are normal within the industries it serves. The Company uses a wide range of raw materials in the manufacturing of its products. The majority of raw materials used are generally available from a variety of suppliers that could be substituted as necessary.

The Company invested $8.5 million in 2004, $7.3 million in 2003 and $6.5 million in 2002, or approximately 3 percent of net sales for each year, to develop new products and to improve existing products. Most of the Company's investment in research and development is application specific; very little is pure research. There were no significant customer-sponsored research and development activities during the past three years.

Lydall's backlog was $42.9 million at December 31, 2004, $37.4 million at December 31, 2003 and $26.8 million at December 31, 2002. Backlog at January 31, 2005 was $42.2 million. The increase in backlog at December 31, 2004 compared with December 31, 2003 was mainly due to the increase in North American automotive orders related to new product launches as well as an increase in European automotive orders. The increase in backlog at December 31, 2003 compared with December 31, 2002 was primarily the result of increased backlog for the German automotive business related to delayed production at a customer, as well as the strengthening of the Euro in 2003 compared with 2002. There are minimal seasonal aspects to Lydall's backlog as of the end of the Company's fiscal years.

No material portion of Lydall's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of any governmental body.

Lydall believes that its plants and equipment are in substantial compliance with applicable federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. Additional measures to maintain compliance with presently enacted environmental laws and regulations are not expected to have a material adverse effect on the capital expenditures, earnings or competitive position of the Company.

As of December 31, 2004, Lydall employed approximately 1,400 people. Four unions with contracts expiring on March 31, 2005 represent approximately 70 of the Company's employees in the United States. All employees at the Company's facilities in France are covered under a National Collective Bargaining Agreement. Certain salaried and all hourly employees at the operation in Germany are also covered under a National Collective Bargaining Agreement. Lydall considers its employee relationships to be satisfactory and did not have any actual or threatened work stoppages due to union-related activities in 2004.

There are no significant anticipated operating risks related to foreign investment law, expropriation, inflation effects or availability of material, labor or energy. The Company's foreign and domestic operations limit foreign currency exchange transaction risk by completing transactions in functional currencies whenever practical or through the use of foreign currency forward exchange contracts when deemed appropriate.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "projects," "expects," "estimates," and other similar expressions are intended to identify forward-looking statements. Investors should be aware that such forward-looking statements are intended to provide management's current expectations for the future operating and financial performance of the Company based on assumptions believed to be valid at the time. Thus, such expectations are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in forward-looking statements. In addition to general economic conditions and market trends, some of the important factors that could cause actual results to differ materially from those anticipated include: a major downturn of the North American or European automotive markets, raw-material pricing and supply and new-product introductions (see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Concerning Factors That May Affect Future Results" for a more detailed discussion of these factors).

Item 2. PROPERTIES

The principal properties of the Company as of December 31, 2004 are situated at the following locations and have the following characteristics:

			Approximate Area	
	Location	Primary Business Segment/General Description	Land (Acres)	Buildings (Sq. Feet)
1.	Hamptonville, North Carolina	Thermal/Acoustical – Product Manufacturing	35.0	162,300
2.	Columbus, Ohio	Thermal/Acoustical – Warehouse/Shipping Operations	9.0	80,000
3.	St. Johnsbury, Vermont	Thermal/Acoustical – Product Manufacturing	17.0	110,000
4.	Meinerzhagen, Germany	Thermal/Acoustical – Product Manufacturing	6.0	117,000
5.	Ossipee, New Hampshire	Thermal/Acoustical – Product Manufacturing	15.0	68,000
6.	Green Island, New York	Thermal/Acoustical – Product Manufacturing	5.4	275,000
7.	Saint-Nazaire, France	Thermal/Acoustical – Product Manufacturing	9.9	106,000
8.	Rochester, New Hampshire	Filtration/Separation – Specialty Media Manufacturing	18.0	158,000
9.	Saint-Rivalain, France	Filtration/Separation – Specialty Media Manufacturing	14.3	156,000
10.	Winston-Salem, North Carolina	Filtration/Separation – Biomedical Products Manufacturing	2.6	71,000
11.	Newport News, Virginia	Other Products and Services – Warehouse and Office Facility	7.2	225,000
12.	Glen Allen, Virginia	Other Products and Services – Transport and Office Facility	1.0	6,000
13.	Monson, Massachusetts	Other Products and Services – Transport and Warehouse Facility	3.0	95,000
14.	Manchester, Connecticut	Corporate Office	4.5	20,000

Properties numbered 2, 3, 7, 10, 11, 12 and 13 are leased; all others are owned. For information regarding lease obligations, see Note 15 in "Notes to Consolidated Financial Statements." Lydall considers its properties to be in good operating condition and suitable and adequate for its present needs. All properties are being appropriately utilized consistent with experience and demand for the Company's products. During 2004, related to the restructuring of the domestic automotive operations of the Company, the product manufacturing operations at the Columbus facility were consolidated into other domestic automotive facilities and as of December 31, 2004, the property is being utilized as a warehouse and shipping facility. The Company expects that the warehousing and shipping of product from the Columbus facility will cease during 2005; however, the Company has an operating lease commitment for this property through May 2006, which it is seeking to sublease. See Note 7 in "Notes to Consolidated Financial Statements" for additional information. In addition to the properties listed above, the Company had several additional leases for sales offices and warehouses in the United States, Europe and Asia.

Item 3. LEGAL PROCEEDINGS

On July 18, 2003, a lawsuit was filed in the Superior Court in Hartford, Connecticut by the Company against a former employee. On November 2, 2004 the Connecticut Superior Court rendered its decision on this matter, fully sustaining the Company's claims against the former employee. The Court held an additional hearing at which it found the former employee to be liable to the Company for actual damages, punitive damages and payment of the Company's attorney fees. The Court's rulings have been appealed by the former employee. At this time, the Company cannot determine the amount of potential reimbursement it may receive for damages and legal fees nor can it estimate the potential costs associated with the appeal. However, these matters may have a material impact on the future results of operations and cash flows of the Company.

In March 1986, the United States Environmental Protection Agency notified a former subsidiary of the Company that it and other entities may be potentially responsible in connection with the release of hazardous substances at a landfill and property located adjacent to a landfill located in Michigan City, Indiana. Related to settlement discussions previously disclosed, during the fourth quarter of 2004, the Company made a payment of approximately $150 thousand, which was previously accrued, in exchange for a full site release and has received reimbursement from its insurance carriers. The settlement of this transaction did not have a material impact on the Company's financial position, results of operations or cash flows.

See Note 15 in "Notes to Consolidated Financial Statements" for discussion of other contingencies and environmental matters.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Lydall, Inc. or its subsidiaries, together with the offices presently held by them, their business experience since January 1, 2000, and their age as of February 24, 2005, the record date of the Company's 2005 Annual Meeting, are as follows:

Name	Age	Title	Other Business Experience Since 2000
David Freeman	60	President and Chief Executive Officer and Director	Professor of International Business at Central Connecticut State University, Chairman and Chief Executive Officer of Loctite Corporation
Christopher R. Skomorowski	51	Executive Vice President and Chief Operating Officer and Director	President and Chief Executive Officer of Lydall, Inc.
Thomas P. Smith	47	Vice President, Chief Financial Officer and Treasurer	Vice President – Controller of Lydall, Inc., Assistant Controller of Carrier Corporation
Mona G. Estey	50	Vice President – Human Resources	
John J. Krawczynski	33	Controller	Assistant Controller of Lydall, Inc., Senior Manager, PricewaterhouseCoopers LLP
Mary A. Tremblay	44	Vice President, General Counsel and Secretary	
Daniel J. Collett	41	Vice President, Interim General Manager, North American Automotive Operations	Vice President of Finance of Lydall Thermal/Acoustical, Director of Finance of Lydall Thermal/ Acoustical, Vice President of Finance of Taconic Ltd.
Bill W. Franks, Jr.	46	President, Lydall Transport	
Lisa Krallis-Nixon	44	Vice President, General Manager, Charter Medical	
Kevin T. Longe	45	Vice President, General Manager, Filtration/Separation	President, SightPoint LLC, President, Electro Scientific Industries
Bertrand Ploquin	40	Managing Director – Lydall Gerhardi President, Lydall Thermique/ Acoustique	Operations Manager – Lüdenscheid Operations
John F. Tattersall	46	Vice President, General Manager, Lydall Industrial Thermal Solutions	Vice President, Marketing/Sales – Green Island Operations

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

The Company's Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol LDL. Shares totaling 8,381,400 and 6,413,600 were traded on the NYSE during 2004 and 2003, respectively. The table below shows the range of reported sale prices on the NYSE Composite Tape for the Company's Common Stock for the periods indicated. As of February 24, 2005, the record date for the Company's 2005 Annual Meeting, 1,575 stockholders of record held 16,154,710 shares of Lydall's Common Stock, $.10 par value. As of the record date, there were no shares outstanding of the Company's Preferred Stock, $1.00 par value.

	High	Low	Close
2004			
First Quarter	**$11.14**	**$9.46**	**$10.20**
Second Quarter	**10.71**	**8.62**	**9.77**
Third Quarter	**10.73**	**9.06**	**9.30**
Fourth Quarter	**12.01**	**8.94**	**11.86**
2003			
First Quarter	$ 12.46	$ 8.50	$ 8.80
Second Quarter	10.74	8.20	10.70
Third Quarter	12.72	10.31	12.01
Fourth Quarter	13.88	10.19	10.19

The Company's domestic revolving credit facility contains restrictions that limit the amount of dividends (whether in cash, securities or other property, unless payable solely in additional shares of the Company's capital stock) that can be paid to external shareholders of its capital stock each fiscal year. Currently, the Company does not pay a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

STOCK REPURCHASE PROGRAM

In August 2003, the Company's Board of Directors approved a Stock Repurchase Program (the "Repurchase Program") to mitigate the potentially dilutive effects of stock options and shares of restricted and unrestricted stock granted by the Company. Under the Repurchase Program, shares may be purchased by the Company up to the quantity of shares underlying options and other equity-based awards granted after January 1, 2003 under shareholder approved plans. The Company intends to take advantage of the safe harbor protections afforded by Rule 10b-18 promulgated under the Exchange Act, and to engage in future repurchase activity in accordance with the provisions of the Exchange Act. The table below sets forth information with respect to shares of common stock repurchased by the Company during the quarter ended December 31, 2004.

Period	Total Number of Shares *Purchased*	Average Price *per Share*	Total Number of Shares Purchased as Part of a Publicly Announced *Program*	Shares/Options Issued Under Shareholder *Approved Plans*	Maximum Number of Shares Remaining Available for Purchase Under the *Plans or Programs*
October 1, 2004					153,529
December 1, 2004 – December 31, 2004	—	—	—	259,472	259,472
Total for the quarter ended December 31, 2004	**—**	**—**	**—**	**259,472**	**413,001**

Item 6. SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY

In thousands except per share amounts and ratio data	**2004**	2003	2002	2001	2000
Financial results from continuing operations					
Net sales	**$292,437**	$271,385	$253,522	$223,559	$261,118
(Loss) income from continuing operations, restated	**(537)**	8,523	11,525	6,870	(3,746)
Common stock per share data					
Diluted (loss) income from continuing operations, restated	**($.03)**	$.52	$.70	$.43	($.24)
Diluted net (loss) income, restated	**(.03)**	.47	.69	.39	(.15)
Financial position					
Total assets, restated	**$248,397**	$222,517	$209,582	$188,000	$196,557
Working capital, restated	**54,249**	55,116	43,615	36,790	56,143
Long-term debt, net of current maturities	**32,941**	21,026	16,228	18,210	24,927
Total stockholders' equity, restated	**144,504**	143,596	130,165	118,887	112,756
Property, plant and equipment					
Net property, plant and equipment	**$108,946**	$91,028	$85,801	$77,789	$74,420
Capital expenditures	**24,678**	15,852	14,171	11,948	19,767
Depreciation	**15,964**	13,132	11,183	9,874	9,925
Performance and other ratios					
Gross margin, restated	**19.7%**	23.7%	25.6%	28.0%	26.2%
Operating margin, restated	**0.1%**	5.1%	7.0%	5.0%	7.2%
Current ratio, restated	**2.2:1**	2.6:1	2.1:1	2.0:1	2.4:1
Total debt to total capitalization, restated	**20.9%**	15.3%	16.6%	18.9%	22.1%

All prior periods presented have been restated to reflect the Company's change in accounting method from the LIFO method to the FIFO method on January 1, 2004 for those operations that were using the LIFO cost method. See Note 5 in "Notes to Consolidated Financial Statements." The results of operations of the discontinued Paperboard Segment have been excluded from the Selected Financial Data table for all applicable periods. The Paperboard Segment's balance sheet items have been excluded from calculations of the "Performance and other ratios" section for all applicable periods, except for the current ratio. See Item 15 "Exhibits, Financial Statement Schedules" for additional information. See additional discussion under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "projects," "expects," "estimates," and other similar expressions are intended to identify forward-looking statements. Investors should be aware that such forward-looking statements are intended to provide management's current expectations for the future operating and financial performance of the Company based on assumptions believed to be valid at the time. Thus, such expectations are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in forward-looking statements. In addition to general economic conditions and market trends, some of the important factors that could cause actual results to differ materially from those anticipated include, but are not limited to, the following:

A Major Downturn of the North American or European Automotive Markets – Although Lydall's automotive sales are not solely contingent on the strength of the automotive market, a significant downturn of the North American or European automotive industries or a major decline in production of specific vehicles on which Lydall has significant content could have a substantial impact on Lydall's results. The Company can also be affected when automotive manufacturers discontinue production of specific models that contain Lydall's products. Conversely, Lydall benefits from the introduction of new models that contain the Company's products. Approximately 47 percent of Lydall's total net sales in 2004 were to the automotive market. Lydall's automotive products are thermal and acoustical barriers employed both inside and under the body of vehicles. Most of Lydall's products are supplied to meet unique, niche applications. Lydall may have a number of components on a particular automotive platform and applications can range across all types of vehicles from sport utility models to trucks, vans and cars. Thus, there is not necessarily a direct correlation between the number of Lydall products sold and the number of vehicles being built by automotive manufacturers.

Raw Material Pricing and Supply – Raw material pricing and supply issues affect all of Lydall's businesses and can influence results in the short term. The Thermal/Acoustical Segment uses aluminum and other metals to manufacture most automotive heat shields. Volatility in metals prices could impact the Thermal/Acoustical Segment's profitability where the Company is selling its products under long-term agreements with fixed sales prices.

New Product Introductions – Improved performance and growth is partially linked to new product introductions planned for the future. The timing and degree of success of new product programs could impact Lydall's anticipated results.

Lydall does not undertake to update any forward-looking statement made in this report or that may from time to time be made by or on behalf of the Company.

OVERVIEW

Lydall's thermal/acoustical and filtration/separation businesses are in markets that present good growth opportunities and we expect the businesses to grow over the long term, primarily through the introduction of new products and penetration of new markets.

The Company has substantially completed the consolidation of the domestic automotive manufacturing operations as of December 31, 2004. This consolidation supports long-term growth strategies for this business and is expected to improve flexibility, lower costs and utilize overall capacity of existing facilities more effectively. The total pretax costs related to the restructuring effort recorded during 2004 were $5.1 million and approximately $0.2 million is expected to be incurred to finalize this effort during 2005. Although the significant consolidation activities are substantially complete, the Company expects that during the early part of 2005 there will continue to be some impact related to streamlining processes at the two remaining locations and maximizing synergies of the production activities that were relocated and realigned during this process.

The opening of the automotive facility located in St. Nazaire, France during 2004 provided much needed relief to the overcapacity issues that the automotive operation in Germany had been experiencing for some time. This new facility is strategically located to complement the Company's operations in Germany, enabling Lydall to service all major European automotive manufacturers. The transfer of production of certain parts began in the second quarter of 2004. As of December 31, 2004, most platforms scheduled to be transferred from Germany had been moved and were in full production at the new facility, with the remaining transfers to be completed during the first quarter of 2005. The operation experienced an operating loss of approximately $2.3 million during 2004 primarily related to its start-up activities. As these start-up activities have been largely completed, the Company expects the operation to reach profitability in 2005.

Similar to other public companies, the completion of internal projects in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act required the Company to devote internal resources and incur substantial external costs related to the use of consultants and for increased audit fees. The Company incurred approximately $3.9 million in external consulting and audit costs during 2004 related to this initiative. Although the Company expects these costs to decline from 2004 levels, they are expected to continue to have a material impact on the results of operations and cash flows going forward.

In January 2005, the Charter Medical, Ltd. subsidiary of Lydall announced a product recall of certain of its blood transfer and storage products upon the discovery of procedural deficiencies in the sterilization validation process. Although neither the Company nor Charter Medical has been notified of any adverse events or reports from customers with regard to these products, Charter Medical believed it was prudent to voluntarily recall the products. The current estimated cost of the recall and resultant corrective actions is approximately $0.5 million to $0.6 million based upon product quantity and return estimates provided by customers and internal cost estimates. To the extent that actual product quantity and returns differ from the estimates originally provided to Charter Medical, the actual cost of the recall could differ from the original estimate. The Company recorded $0.5 million of expense related to this matter during the fourth quarter of 2004. The Company further expects that the impact of this recall on 2005 sales revenues will be less than $1.0 million.

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

For the year ended December 31, 2004, Lydall recorded net sales of $292.4 million compared with $271.4 million for the year ended December 31, 2003, an increase of $21.0 million, or 7.8 percent. Foreign currency translation, which was primarily related to the continued strengthening of the Euro during 2004, increased net sales by approximately 2.8 percent. After adjusting for foreign currency translation, net sales growth was primarily attributable to sales improvements in the automotive, air filtration and Industrial Thermal businesses. Additionally, increased sales of blood transfusion and cell therapy products contributed to the overall sales improvement. These increases were partially offset by lower sales of Vital Fluids traditional blood filtration materials and products for bioprocessing applications and a reduction in revenues from the trucking operations of the transport business.

For 2003, the Company generated $271.4 million in net sales compared with $253.5 million for the year ended December 31, 2002, an increase of $17.9 million, or 7.0 percent. Foreign currency translation, which was primarily related to the strengthening of the Euro during 2003, increased net sales by approximately 4.4 percent. After adjusting for foreign currency translation, net sales growth was primarily attributable to increased sales from the automotive business during the first three quarters of 2003 and continued improvement in sales of active thermal products. Additionally, sales of passive thermal products, liquid filtration products, blood transfusion and cell therapy products and products for bioprocessing applications, as well as improved revenues from the warehousing operations of the transport business contributed to the overall sales improvement. These increases were partially offset by lower sales of air filtration products, traditional blood filtration materials and specialty products as well as a reduction in revenues from the trucking operations of the transport business.

Gross Margin

Lydall recorded total gross margin for the year ended December 31, 2004 of $57.5 million compared with $64.4 million for the year ended December 31, 2003, a decrease of $6.9 million, or 10.6 percent. Gross margin as a percent of net sales was 19.7 percent compared with 23.7 percent for the year ended December 31, 2003. There were several contributing factors to the reduction in gross margin in 2004 compared with 2003: (1) costs incurred associated with the restructuring of the domestic automotive operations; (2) start-up gross margin performance of the St. Nazaire automotive operations; (3) production inefficiencies at the domestic and German automotive operations; and (4) production inefficiencies and the cost of the product recall at the Vital Fluids operations. These negative impacts were partially offset by improved gross margin contribution from the air and liquid filtration, Industrial Thermal and transport businesses.

Lydall recorded total gross margin for the year ended December 31, 2003 of $64.4 million compared with $64.9 million for the year ended December 31, 2002, a decrease of $0.5 million, or 0.8 percent. Gross margin as a percent of net sales was 23.7 percent compared with 25.6 percent for the year ended December 31, 2002. Although net sales for the Company increased during 2003 from 2002, several factors unfavorably impacted total gross margin and gross margin as a percent of net sales. These factors included costs related to the consolidation of the Vital Fluids operations; lower year-over-year operating performance at the Columbus operation; higher fixed overhead costs; operational inefficiencies at several facilities; and changes in sales mix at certain operations.

Selling, Product Development and Administrative Expenses

Selling, product development and administrative expenses were $57.2 million, or 19.6 percent of net sales for 2004 compared with $50.5 million, or 18.6 percent of net sales for 2003. The primary drivers of the increase in selling, product development and administrative costs were increased costs related to Sarbanes-Oxley Section 404 compliance of $3.3 million; increased legal costs related to legal fees associated with litigation against a former employee and the investigation of allegations made by this former employee of $1.9 million; and increased bonus expense of $1.8 million primarily related to the improved performance of the filtration business. In addition, the Company made investments in product development and sales and marketing efforts, increasing spending in these areas by approximately 17 percent and 18 percent, respectively, compared with 2003 levels. These cost increases were partially offset by cost savings achieved by the elimination of the operating group structure in 2003. Additionally, during 2003 charges of approximately $1.5 million were incurred for the consolidation of the Company's e-commerce function, outside professional fees related to the investigation at the Columbus operation, severance related to the elimination of the group organizational structure and fees for tax projects and retained searches, which did not recur during 2004.

Selling, product development and administrative expenses were $50.5 million, or 18.6 percent of net sales for 2003 compared with $46.8 million, or 18.5 percent of net sales for 2002. Selling, product development and administrative costs were negatively impacted by several factors during 2003 that caused the increase in overall costs; however, these costs remained in-line as a percent of net sales. The significant items that negatively impacted selling, product development and administrative charges during 2003 as compared with 2002 were: charges for the consolidation of the e-commerce function, increased salaries, increased pension and other employee benefit costs, severance associated with the elimination of the group organizational structure, fees for retained searches, outside professional fees related to the investigation at the Columbus operation, increased investment in research and development activities and consulting fees related to Sarbanes-Oxley compliance. These cost increases and one-time charges were partially offset by lower Economic Value Added (EVA) bonus expense during 2003 as compared with 2002.

Restructuring Activities

As part of a strategic evaluation initiated in the fourth quarter of 2003, the Company implemented a plan to respond to the automotive market demands for increasingly faster, technologically advanced, cost-effective solutions. As a result, the Company consolidated the operations of the Columbus manufacturing operation into existing Lydall facilities. This consolidation within the automotive manufacturing operations supports long-term growth strategies for this business and is expected to position the Company to more efficiently respond to current and projected market demands. The consolidation of the automotive business is expected to improve flexibility, lower costs and utilize overall capacity of existing facilities more effectively. The Company initiated the process of transferring equipment and product lines during the first quarter of 2004 and these restructuring activities were substantially completed at the end of 2004.

Related to this restructuring plan, the Company recorded pretax charges of $5.1 million during 2004. The Company recorded a pretax charge to cost of sales of $0.3 million for the acceleration of depreciation on certain assets during December 2003. Additionally, during December 2003 the Company recorded an after-tax charge of approximately $0.5 million related to the write-off of state deferred tax assets that are not expected to be realized as a result of the restructuring. The expected remaining pretax charges of approximately $0.2 million are primarily comprised of facility exit costs and will be recorded primarily in cost of sales.

Approximately 95 percent of all restructuring costs incurred were recorded in cost of sales and 5 percent were recorded in selling, product development and administrative expenses. Approximately 85 percent of restructuring costs were recorded in the Thermal/Acoustical Segment and 15 percent were recorded as Corporate Office expenses, which for segment reporting purposes are included under Reconciling Items.

In November 2000, the Company's Board of Directors formalized a plan to dispose of the fiberboard operation. During 2002, the Company paid all remaining liabilities previously accrued, sold certain assets and recorded a final pretax charge of approximately $0.3 million to write-off the remaining assets that could not be sold.

Interest Expense

For the years ended December 31, 2004, 2003 and 2002, Lydall recorded interest expense of $1.2 million, $1.0 million and $0.9 million, respectively. The increase in interest expense during both 2004 and 2003 was primarily related to correspondingly higher average debt levels in each sequential year.

Other Income and Expense

For the years ended December 31, 2004, 2003 and 2002, other income and expense is primarily related to investment income and net foreign currency transaction gains and losses.

Income Taxes

The effective income tax rate on income from continuing operations for the year ended December 31, 2004 was 28.9 percent compared with an effective rate of 34.4 percent in 2003. The effective tax rates for 2004 and 2003 were impacted favorably by benefits derived from the recognition of deferred tax assets in a foreign jurisdiction as well as tax-exempt export income. The 2004 effective rate was negatively impacted by certain state franchise and alternative taxes, which do not directly fluctuate with the level of income. The 2003 effective tax rate was negatively impacted by a valuation allowance established against deferred tax assets for state income tax credits and net operating losses primarily related to the closure of the Columbus, Ohio facility. The effective tax rate on income from continuing operations for the year ended December 31, 2002 was 32.5 percent. The effective tax rate for 2002 was impacted favorably by benefits derived from tax-exempt export income, state income tax credits realized during the year, as well as the favorable resolution of a tax audit.

For 2005, the Company expects its effective tax rate to be approximately 35 to 37 percent.

In 2004, the American Jobs Creation Act (AJCA) was signed into law. The AJCA was brought about largely in response to a 2003 ruling by the World Trade Organization (WTO), which found that the Extraterritorial Income program (ETI) as provided for in the United States Internal Revenue Code represented a prohibited export subsidy under the WTO Agreement on Subsidies and Countervailing Measures. The AJCA provides for certain tax benefits for U.S. manufacturers that are intended to offset the phase-out, and ultimate elimination, of the ETI benefit. During 2004 and 2003, the ETI benefit decreased the Company's effective tax rate by approximately 46.3 and 2.7 percentage points, respectively. At this time the Company is unable to determine the exact impact that the AJCA will have on future financial results; however, it is not expected that such changes will have a material impact on the Company's results of operations and cash flows in future periods.

SEGMENT RESULTS

Thermal/Acoustical

Net sales for the Thermal/Acoustical Segment for 2004 were $183.4 million compared with $168.4 million for 2003, an increase of $15.0 million, or 8.9 percent. The impact of foreign currency translation increased segment net sales by approximately 3.2 percent for 2004. After adjusting for the impact of foreign currency, sales growth during the year was attributable to increased sales in the automotive business, continued improvement in sales of active thermal products and increased sales of passive thermal products.

Sales to the automotive industry accounted for approximately 76 percent of segment net sales in 2004 and increased approximately 2.3 percent on a constant currency basis from 2003. The increase in automotive sales was primarily related to new product launches domestically and in Europe and increased tooling sales related to these products and future production program launches. Additionally, the new St. Nazaire facility added incremental sales volume during 2004.

Industrial thermal products accounted for approximately 24 percent of segment net sales in 2004. Sales of industrial thermal products, which include both passive and active systems, showed strong growth during 2004, increasing by 17.1 percent from 2003 sales levels. Active thermal products sold under the Affinity® product line had record sales performance in 2004 with an overall increase of approximately 23.2 percent from 2003 related to strong sales to the semiconductor market. Sales of passive insulating products used in building and appliance applications also showed solid improvement in 2004, with sales to the appliance market increasing by approximately 17.5 percent and sales of materials used in building products improving by approximately 6.2 percent from 2003 levels.

Net sales for the Thermal/Acoustical Segment for 2003 were $168.4 million compared with $150.4 million for 2002, an increase of $18.0 million, or 12.0 percent. The impact of foreign currency translation increased segment net sales by approximately 5.0 percent for 2003. After adjusting for the impact of foreign currency, sales growth was attributable to increased sales in the automotive business and continued improvement in sales of active thermal products.

Sales to the automotive industry accounted for approximately 80 percent of segment net sales in 2003 and 2002 and increased approximately 3.7 percent on a constant currency basis from 2002. The increased sales performance in the automotive business substantially occurred during the first three quarters of 2003 as part sales were up sharply from 2002 levels. In the fourth quarter of 2003, a decline in part and tooling sales partially offset the gains recorded through the first three quarters of the year. Reductions in content on the new model of Lydall's previously largest platform and the end of model year production on certain other platforms were the primary drivers of the sales fall off at the end of 2003.

Industrial thermal products accounted for approximately 20 percent of segment net sales in 2003 and 2002. Sales of industrial thermal products, showed strong growth in the Affinity® product line and in passive insulating products used in building and appliance applications during 2003.

For 2004, segment operating income was $7.3 million compared with $19.7 million in 2003, a decrease of $12.4 million, or 63.0 percent. Segment operating margin for 2004 was 4.0 percent of segment net sales compared with 11.7 percent in 2003. The impact of foreign currency translation increased segment operating income by approximately 1.4 percent for 2004. The declines in segment operating income and margin primarily related to domestic restructuring charges recorded of $5.1 million; full year start-up performance of the St. Nazaire operations, which had increased operating losses of approximately $1.9 million during 2004 compared with 2003; and lower operating performance of $6.9 million primarily related to: (1) production inefficiencies of the domestic automotive operations caused by disruptions related to the transfer of production to other plants as part of the domestic restructuring program; (2) overcapacity challenges and related production inefficiencies at the German operation; and (3) new-product launch issues during the year at the St. Johnsbury operation. These declines were partially offset by improved operating income from higher sales of the Industrial Thermal business of approximately $1.2 million and cost savings from the elimination of the group structure at the end of 2003.

For 2003, segment operating income was $19.7 million compared with $20.3 million in 2002, a decrease of $0.6 million, or 3.2 percent. Segment operating margin for 2003 was 11.7 percent of segment net sales compared with 13.5 percent in 2002. The impact of foreign currency translation increased segment operating income by approximately 3.1 percent for 2003. The declines in segment operating income and margin primarily related to the significant downshift in the automotive business during the latter half of 2003, where lower sales volume, operational inefficiencies and increased overhead costs severely impacted operating results. Lower year-over-year operating performance at the Columbus operation also contributed to the decline. Additionally, a charge for the acceleration of depreciation of certain assets of the Columbus operation during the fourth quarter, related to the planned shutdown of the manufacturing operations in 2004, also impacted operating results. These declines were partially offset by improved income and margins in the Industrial Thermal businesses as sales of building materials and appliance application products and active thermal products sold to the semiconductor market showed distinct improvements during 2003.

Filtration/Separation

In 2004, Filtration/Separation Segment net sales increased $6.3 million, or 8.5 percent to $81.2 million from $74.9 million for 2003. The impact of foreign currency translation increased segment net sales by approximately 3.1 percent for 2004. After adjusting for the impact of foreign currency, the increase in segment net sales from 2003 levels was related to stronger sales of air filtration media, higher sales of blood transfusion and cell therapy products and, to a lesser extent, increased sales of liquid filtration materials. These increases were partially offset by lower sales of traditional blood filtration materials sold to medical device manufacturers and a reduction in sales of products for bioprocessing applications.

Sales from the air filtration businesses in the United States and Europe were substantially higher during 2004 specifically related to increased orders for cleanroom projects in Asia. Sales of liquid filtration products increased modestly from 2003 as water filtration and industrial fluid filtration products, sold under the ActiPure® and LyPore® trademarks, continued to have sustained growth and acceptance in consumer and industrial applications.

Sales of Vital Fluids' products decreased approximately 9.1 percent for 2004 compared with 2003. This decrease was related to the decline in sales of traditional blood filtration materials sold to original equipment manufacturers as these markets continued an expected decline that began in late 2002, as well as a decrease in sales of products for bioprocessing applications. These decreases were partially offset by an increase in blood transfusion and cell therapy products sales related to launches of new platelet sampling products during 2004.

In 2003, Filtration/Separation Segment net sales increased $2.1 million, or 2.9 percent to $74.9 million from $72.8 million for 2002. The impact of foreign currency translation increased segment net sales by approximately 4.9 percent for 2003. After adjusting for the impact of foreign currency, the decrease in segment net sales from 2002 levels was related to lower sales of air filtration media in the United States and declining sales of traditional blood filtration materials sold to medical device manufacturers. These declines were partially offset by higher liquid filtration product sales and growth in sales of blood transfusion and cell therapy products and products for bioprocessing applications.

Sales of air filtration media in the United States were substantially lower during 2003 compared with 2002. Specifically, sales of LydAir® were down year-over-year due to an overall softness in the commercial heating, ventilating and air-conditioning (HVAC) market and sales of membrane composite products used in consumer vacuum products were lower. Sales of liquid filtration products increased as water filtration and industrial fluid filtration products, sold under the ActiPure® and LyPore® trademarks, enjoyed sustained growth and acceptance in consumer and industrial applications.

Sales of Vital Fluids' products decreased approximately 2.6 percent for 2003 compared with 2002. This decrease was related to the declining sales of traditional blood filtration materials sold to original equipment manufacturers. The decrease was partially offset by increases in blood transfusion and cell therapy products related to launches of new products during 2003 and growth in sales of the Company's Bio-Pak® sterilized disposable bioprocessing containers.

Segment operating income increased $2.2 million, or 25.6 percent to $11.0 million for 2004 compared with $8.8 million for 2003. Segment operating margin as a percent of segment net sales also increased to 13.6 percent in 2004 from 11.7 percent in 2003. The impact of foreign currency translation increased segment operating income by approximately 3.3 percent for 2004. The improvements in segment operating income and margin related to improved margin performance of the air filtration businesses through higher sales volume, cost reductions and improved absorption of overhead costs and margin contribution increases from blood transfusion and cell therapy products due to higher sales volumes. These increases in operating income were partially offset by lower margin performance of traditional blood filtration products due to continued lower sales volumes. Additionally, a nonrecurring charge of $0.5 million was recorded by the Vital Fluids operations in December 2004 related to a product recall of certain blood transfer and storage products. Nonrecurring charges for severance associated with the elimination of the group organizational structure and costs related to the consolidation of the Vital Fluids operations had a negative impact on operating income and margin for 2003.

Segment operating income declined $1.6 million, or 15.4 percent to $8.8 million for 2003 compared with $10.4 million for 2002. Segment operating margin as a percent of segment net sales also decreased to 11.7 percent in 2003 from 14.3 percent in 2002. The impact of foreign currency translation increased segment operating income by approximately 3.7 percent for 2003. The declines in segment operating income and margin related to lower margin performance of the domestic air filtration business and traditional blood filtration products primarily due to lower sales volumes, as well as nonrecurring charges for severance associated with the elimination of the group organizational structure and costs related to the consolidation of the Vital Fluids operations in the second quarter of 2003.

Other Products and Services

Net sales of OPS were $29.9 million and $29.8 million for 2004 and 2003, respectively. Although net sales of OPS were relatively flat with 2003, within these businesses, increased sales of specialty products and higher revenues from the warehousing operations of the transport business were substantially offset by a decrease in revenues from the trucking operations of the transport business. The increased performance from the warehousing operations was related to its growth and expanded capacity levels. The decline in revenues from the trucking operations was primarily the result of a customer rationalization program.

Net sales for OPS were $29.8 million for 2003, a decrease of $2.4 million, or 7.3 percent from $32.2 million in 2002. This decline in net sales primarily was a result of decreased sales of specialty products and a reduction in revenues from the trucking operations due to the general softness in the overall economy during 2003. These sales declines were partially offset by increased revenues from the warehousing operations; as the Newport News Distribution Center continued to perform at improved operating levels from its start-up performance in 2002.

Operating income from OPS increased $0.5 million, or 20.9 percent to $2.5 million in 2004 from $2.0 million in 2003. Operating margin was 8.2 percent of net sales in 2004 compared with 6.8 percent in 2003. The increase in operating income and margin primarily related to the trucking and warehousing operations of the transport business. These gains were a result of the trucking operations customer rationalization program and the warehousing operations expanded operations and service levels, which were both achieved while holding overall administrative costs relatively constant.

Operating income from OPS decreased $0.2 million, or 7.0 percent to $2.0 million in 2003 from $2.2 million in 2002. Operating margin was 6.8 percent of net sales for both 2003 and 2002. The decrease in operating income primarily related to the significant reduction in specialty products and the weakness in the trucking operations of the transport business. The overall reduction in gross margin for these businesses was partially mitigated by controlled administrative costs.

Discontinued Operations

In February 2001, the Company discontinued its Paperboard Segment that consisted primarily of the Southern Products and Lydall & Foulds operations. In the third quarter of 2003, the Company recorded an after-tax charge of approximately $0.8 million, or $.05 per diluted share for additional shut down costs and the write off of the remaining assets of the Paperboard Segment. In the fourth quarter of 2002, the Company recorded an after-tax charge of $0.2 million, or $.01 per diluted share for additional costs incurred during the shutdown period.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 2004 with $1.6 million in cash and cash equivalents compared with $3.0 million as of December 31, 2003. Additionally, the Company held $2.5 million in restricted cash as of December 31, 2003.

Operating Cash Flows

Net cash provided by operating activities in 2004 was $18.1 million compared with $21.3 million in 2003. For 2004, the net loss was offset by the add-back of depreciation and amortization, non-cash expenses, and overall favorable cash flow changes in operating assets and liabilities, which resulted in continued strong cash flows from operating activities in 2004.

Investing Cash Flows

Net cash used for investing activities was $21.9 million in 2004 compared with $18.2 million in 2003. For 2004, capital expenditures totaled $24.7 million compared with $15.9 million in 2003. The increase in capital expenditures in 2004 as compared with 2003 primarily related to machinery and equipment purchases for the new St. Nazaire operation and the expansion of the Hamptonville operation as part of the domestic automotive restructuring program. The Company deposited $2.5 million in a restricted cash account at the end of 2003 related to the leasing arrangement for the new operating facility in St. Nazaire, France. The restriction was lifted during the first quarter of 2004.

Financing Cash Flows

In 2004, net cash provided by financing activities was $2.6 million compared with net cash used for financing activities of $1.9 million in 2003. Cash borrowings exceeded repayments in 2004 by $4.1 million and were used to fund operations, capital expenditures and to a lesser extent stock repurchases. Proceeds from common stock issuances were approximately $1.4 million in 2004 and $1.0 million in 2003. The Company repurchased $2.8 million of its Common Stock in 2004 and did not repurchase any of its Common Stock in 2003. As of December 31, 2004, approximately 413,000 shares remained eligible for repurchase under the Repurchase Program.

Financing Arrangements

The Company amended its $50 million domestic revolving credit facility with a group of five banking institutions on February 1, 2005. The credit agreement's new maturity date is February 1, 2009 and the significant amendments to the agreement were filed on a Current Report on Form 8-K dated February 9, 2005. Additionally the amendment is attached to this Annual Report on Form 10-K as Exhibit 10.10. The modifications made to the restrictive and financial covenants were effective for the quarter ended December 31, 2004. Therefore, as of December 31, 2004, the Company was in compliance with all restrictive and financial covenants contained in the credit agreement, as amended, and $12.9 million was outstanding under the facility.

The Company has a Euro-denominated term loan with a total outstanding balance of $10.2 million. This loan bears interest equal to Euro LIBOR plus a percentage based on the Company's calculated leverage ratio.

Certain foreign subsidiaries of the Company have available lines of credit totaling $10.2 million, of which $6.0 million was outstanding as of December 31, 2004.

As of December 31, 2004, the Company had unused borrowing capacity of approximately $39.1 million under various credit facilities; of which, approximately $13.0 million was available as of December 31, 2004, due to certain restrictive debt covenants. Management believes that current financing arrangements provide sufficient capacity to meet working capital requirements and fund future capital expenditures.

The Company does not have any off-balance sheet financing arrangements.

During September 2004, the Company finalized the capital lease arrangement related to the building and land of the automotive facility in St. Nazaire, France. The agreement, completed with the leasing subsidiaries of two French banks, calls for the Company to lease the facility for 12 years, and provides an option to purchase the facility at the end of the lease for a nominal amount. As of December 31, 2004, the Company has recorded a $6.4 million capital lease obligation related to this agreement.

Future Cash Requirements

At the end of 2004, total indebtedness was $38.1 million, or 20.9 percent of the Company's total capital structure. Cash requirements for 2005 are expected to include the funding of ongoing operations, capital expenditures, share repurchases and debt service. Capital spending for 2005 is expected to be approximately $18.0 million to $20.0 million. The Company expects to finance its 2005 cash requirements from cash provided by operating activities and through borrowings under its existing credit agreements. The Company expects to contribute approximately $3.2 million to its defined benefit pension plans during 2005. The Company continually explores its core markets for suitable acquisitions. Strategic acquisitions, if completed, would be financed under the credit facility described under "Financing Arrangements" above or other forms of financing, as required.

Contractual Obligations

The following table summarizes the Company's significant obligations as of December 31, 2004, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods. This table excludes amounts already recorded on the Consolidated Balance Sheet as current liabilities as of December 31, 2004:

	Payments Due by Period						
In thousands	2005	2006	2007	2008	2009	After 5 years	Total
Contractual obligations:							
Operating leases	$ 4,400	$ 3,547	$ 2,904	$ 2,413	$ 2,171	$ 10,103	$ 25,538
Capital lease	377	398	521	545	569	4,020	6,430
Long-term debt	4,795	4,279	8,397	234	13,147	831	31,683
Purchase obligations	20,123	—	—	—	—	—	20,123
Total contractual obligations	**$29,695**	**$8,224**	**$11,822**	**$3,192**	**$15,887**	**$14,954**	**$83,774**

Purchase obligations in the table above are primarily related to contracts to purchase aluminum at various automotive operations ($9.1 million in 2005). Additionally, purchase obligations include estimated microfiber purchases under variable purchase commitments that require a certain percentage of materials utilized in production to be purchased from a specific supplier ($11.0 million 2005). Purchase orders or contracts for normal purchases of raw materials and other goods and services are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. The Company does not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed expected requirements. Capital lease obligations exclude interest of approximately $2.1 million.

In addition to the above contractual obligations, the Company utilizes letters of credit in the ordinary course of business for security deposit requirements. Outstanding letters of credit were $2.2 million and $2.1 million as of December 31, 2004 and 2003, respectively. See Notes 3 and 15 in "Notes to Consolidated Financial Statements" for additional information regarding contractual obligations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 1 in "Notes to Consolidated Financial Statements" describes the significant accounting policies used in the preparation of the consolidated financial statements. The Company's management is required to make judgments and estimates about the effect of matters that are inherently uncertain. Actual results could differ from management's estimates. The most significant areas involving management judgments and estimates are described below.

Intangible Assets and Goodwill

The Company accounts for business acquisitions under the purchase method whereby the assets and liabilities of acquired businesses are recorded at their estimated fair values at the date of acquisition. Goodwill represents the costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company had goodwill recorded of $30.9 million at December 31, 2004 and 2003.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (FAS 142) requires that goodwill and other intangible assets determined to have indefinite lives not be amortized, but rather are subject to annual impairment tests in accordance with the specific guidance and criteria described in the standard. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units (as defined in FAS 142), including related goodwill. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which incorporate management assumptions about expected future cash flows, as well as other factors.

Future cash flows can be affected by numerous factors including changes in economic, industry or market conditions, changes in the underlying business or products of the reporting unit, changes in competition and changes in technology. Any changes in key assumptions about the business and its prospects, changes in any of the factors discussed above or other factors could affect the fair value of one or more of the reporting units resulting in an impairment charge. Such a charge could have a material adverse effect on the Company's reported financial condition and results of operations. Although no goodwill impairment has been recorded to date, there can be no assurance that a future impairment of goodwill will not occur. See Note 6 in "Notes to Consolidated Financial Statements."

Pensions

The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," (FAS 87) which requires that pension cost and the related obligations recognized in the consolidated financial statements be determined on an actuarial basis. The determination of such amounts is made in consultation with the Company's outside actuaries based on information and assumptions provided by the Company. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States.

A significant element in determining the Company's pension cost is the expected return on plan assets. Based on a review of market trends, actual returns on plan assets and other factors, the Company's expected long-term rate of return on plan assets of 8.75 percent was used in determining 2004 and 2003 pension cost and will be utilized for determining 2005 pension cost. The expected long-term rate of return on assets is applied to the value of plan assets at the beginning of the year and this produces the expected return on plan assets that is included in the determination of pension cost for that year. The difference between this expected return and the actual return on plan assets is deferred, within certain parameters, as discussed below. The Company continually evaluates its expected long-term rate of return and will adjust such rate as deemed appropriate.

At the end of each year, the Company determines the discount rate to be used to calculate the present value of plan liabilities, as well as the following year's pension cost. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high-quality, corporate debt instruments. At December 31, 2004, the Company determined this rate to be 5.9 percent, a decrease of 35 basis points from the rate used at December 31, 2003 and 85 basis points from that used at December 31, 2002. Increases or decreases in the discount rate result in decreases and increases, respectively, in the projected benefit obligation. The net effect on pension liabilities from changes in the discount rate is deferred within certain parameters, as discussed below.

FAS 87 requires that gains or losses (as defined in FAS 87) be deferred unless the unrecognized net gain or loss at the end of a year exceeds a "corridor" (as defined in FAS 87). If the deferred gain or loss exceeds the corridor at the end of the year, then the amount in excess of the corridor is amortized over a period equal to the average remaining service period of active employees expected to receive benefits. As of December 31, 2004, the net deferred loss exceeded the corridor. Consequently pension cost for 2005 will include amortization of a portion of the deferred loss in excess of the corridor. The amount of amortization in future years will be dependent on changes in the components of the deferred loss amount, particularly actual return on plan assets in relation to the estimated return on plan assets, as well as future increases or decreases in the discount rate.

For the years ended December 31, 2004 and 2003, the Company recognized pension cost of $2.4 million and pension cost of $1.5 million for 2002. As discussed above, the Company lowered the discount rate to 5.9 percent for purposes of determining 2005 pension cost. Pension cost for 2005 is expected to be approximately $2.6 million. See Note 12 in "Notes to Consolidated Financial Statements."

In April 2004, the federal Pension Funding Equity Act (the "Act") was enacted. The Act provides a two-year relief from the significant pension contribution requirements that have evolved from the low interest rates utilized to determine the current liability for pension plans. In the Company's Annual Report on Form 10-K for the year ended December 31, 2003, the Company disclosed that pension funding for 2004 would approximate $1.7 million. The relief provided under the Act reduced the Company's required contributions for 2004 to approximately $0.1 million. The Company expects to contribute approximately $3.2 million to its defined benefit pension plans during 2005.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109) which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized.

Deferred tax assets, net of valuation allowance, related to future tax benefits arising from deductible temporary differences and tax carryforwards were $24.2 million and $21.4 million at December 31, 2004 and 2003, respectively. Management believes that the Company's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related net future income tax benefits. For those jurisdictions where the projected operating results indicate that the ability to realize the future benefits is uncertain or not likely, a valuation allowance has been provided.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax law, changes in statutory tax rates and future levels of taxable income. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce such amounts through a charge to income in the period that such determination was made. Conversely, if the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance and record an increase to income in the period that such determination was made. See Note 14 in "Notes to Consolidated Financial Statements."

Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on the distribution to the United States because it is not anticipated such earnings will be remitted to the United States. If remitted, the additional United States tax liability could be material.

The Company's effective tax rates in future periods could be adversely affected by earnings being lower or higher than anticipated in countries where tax rates differ from the United States federal rate, the relative impact of permanent tax adjustments on higher or lower earnings from domestic operations, changes in deferred tax asset valuation allowances, and/or by changes in tax law or interpretations thereof.

In 2004, the American Jobs Creation Act (AJCA) was signed into law. The AJCA was brought about largely in response to a 2003 ruling by the World Trade Organization (WTO), which found that the Extraterritorial Income program (ETI) as provided for in the United States Internal Revenue Code represented a prohibited export subsidy under the WTO Agreement on Subsidies and Countervailing Measures. The AJCA provides for certain tax benefits for U.S. manufacturers that are intended to offset the phase-out, and ultimate elimination of the ETI benefit. During 2004 and 2003, the ETI benefit decreased the Company's effective tax rate by approximately 46.3 and 2.7 percentage points, respectively. At this time the Company is unable to determine the exact impact that the AJCA will have on future financial results; however, it is not expected that such changes will have a material impact on the Company's results of operations and cash flows in future periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R). The standard, which is effective for awards issued after June 15, 2005 and all awards prior to the effective date that remain unvested on the effective date, requires that all equity-based compensation be recorded in the consolidated financial statements at the grant date fair value. The Company expects to utilize the modified retrospective method of adoption and apply the standard to all interim periods in 2005. The adoption of FAS 123R will have a material impact on the Company's results of operations, however, the ultimate impact of the adoption of FAS 123R is not yet able to be reliably determined.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29" (FAS 153). The Statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. FAS 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

OTHER KEY FINANCIAL ITEMS

Cash and cash equivalents – Cash and cash equivalents decreased to $1.6 million as of December 31, 2004 compared with $3.0 million as of December 31, 2003.

Restricted cash – The Company held $2.5 million in a restricted cash balance at the end of 2003. This balance was required related to the leasing arrangement for the new operating facility in St. Nazaire, France. The restriction was lifted during the first quarter of 2004.

Accounts receivable – Accounts receivable, net of the allowance for doubtful receivables, were $49.9 million at the end of 2004 compared with $40.8 million at the end of 2003. The increase was primarily related to higher sales at the automotive and industrial thermal operations in the fourth quarter of 2004 as compared with the last quarter of 2003.

Inventories – Inventories were $40.1 million as of December 31, 2004 compared with $34.0 million as of December 31, 2003. The increase was primarily related to increased production at the automotive facilities related to higher sales volume and 2005 backlog and the beginning of production at the new operating facility in St. Nazaire, France.

Working capital and current ratio – Working capital of $54.2 million at December 31, 2004 was relatively unchanged from $55.1 million at December 31, 2003. The ratio of current assets to current liabilities in 2004 decreased to 2.2:1 from 2.6:1 in 2003.

Capital expenditures – Capital expenditures were $24.7 million in 2004, $15.9 million in 2003 and $14.2 million in 2002. Capital spending for 2005 is expected to be approximately $18.0 million to $20.0 million. The increase in capital expenditures in 2004 as compared with 2003 primarily related to machinery and equipment purchases for the new St. Nazaire operation and the expansion of the Hamptonville operation as part of the domestic automotive restructuring program.

Total debt to total capitalization – Total debt to total capitalization increased to 20.9 percent in 2004 compared with 15.3 percent in 2003. The increase was primarily due to the St. Nazaire capital lease obligation, which was entered into during 2004.

Stockholders' equity – Stockholders' equity increased to $144.5 million at December 31, 2004 from $143.6 million at December 31, 2003. On a per share basis, Stockholders' equity increased to $8.95 at December 31, 2004 from $8.82 at December 31, 2003.

Dividend policy – Currently, the Company does not pay a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future. The Company's domestic revolving credit facility contains restrictions that limit the amount of dividends (whether in cash, securities or other property, unless payable solely in additional shares of the Company's capital stock) that can be paid to external shareholders of its capital stock each fiscal year.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Lydall's significant market risk exposures relate to changes in foreign currency exchange rates and interest rates.

FOREIGN CURRENCY RISK

Lydall has sales and manufacturing activities in foreign countries. As a result, financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in the foreign markets where the Company distributes its products. The Company's primary currency exposure is to the Euro and, to a lesser degree, the Japanese Yen and British Pound Sterling.

Lydall's foreign and domestic operations limit foreign currency exchange transaction risk by completing transactions in local functional currencies whenever practicable. In addition, Lydall periodically enters into foreign currency forward exchange contracts to mitigate exposure to foreign currency volatility. Lydall utilizes bank loans and other debt instruments throughout its operations. To mitigate foreign currency risk, such debt is denominated primarily in the functional currency of the operation maintaining the debt.

INTEREST RATE RISK

The Company's interest rate exposure is most sensitive to fluctuations in interest rates in the United States and Europe, which impact interest paid on its debt. At December 31, 2004, the Company had $26.1 million outstanding on various loans and lines of credit with variable interest rates. The weighted average interest rate paid on this debt was 3.7 percent in 2004 and 4.2 percent in 2003. A 10 percent change in the weighted average interest rate on the Company's variable rate debt would not have a significant impact to the Company's consolidated financial position, results of operations or cash flows.

In January 2003, Lydall entered into an interest rate swap to convert the variable base rate on certain borrowings with an initial principal amount of $6.0 million under its domestic credit facility to a fixed rate; taking advantage of the favorable interest rate environment in the United States. The swap, with a final maturity on September 15, 2005, requires Lydall to pay a fixed base rate of 2.2 percent on the outstanding borrowings and has scheduled maturity dates that are identical to the payment schedule of the borrowings.

The weighted average interest rate on long-term debt, including the effect of the interest rate swaps described above, was 4.0 percent for the year ended December 31, 2004 compared with 3.9 percent for 2003 and 3.7 percent for 2002.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this Item is contained under Item 15 "Exhibits, Financial Statement Schedules."

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, including the Company's President and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer, conducted an evaluation as of December 31, 2004 of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e)). Based on that evaluation, the President and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer concluded that the disclosure controls and procedures were effective in ensuring that all material information required to be disclosed in the reports the Company files and submits under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that it has been properly recorded, processed, summarized and reported, as required.

Changes in Internal Controls

There have been no significant changes in the Company's internal controls over financial reporting during the Company's fourth quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. See "Management's Report on Internal Control Over Financial Reporting" on page F-1, which is incorporated by reference to this Item, for further discussion of management's assessment of internal controls related to Section 404 of the Sarbanes-Oxley Act.

Item 9B. OTHER INFORMATION

On October 4, 2004, the Company entered into a Severance Agreement with Kevin T. Longe, Vice President, General Manager, Filtration/Separation. This employment agreement is being filed as Exhibit 10.24 to this Annual Report on Form 10-K.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item is incorporated by reference from the sections entitled "Board of Directors," "Corporate Governance," "Stockholder Communications with Directors," "Director Compensation" and "Fiscal Year 2004 Board Fees" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 21, 2005. Information regarding the Executive Officers of the Company is contained on page 5 of this report.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference from the sections entitled "Compensation and Stock Option Committee Report on Executive Compensation," "Performance Graph," "Summary Compensation Table," "Plan Descriptions" and "Stock Option Tables" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 21, 2005.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference from the sections entitled "Equity Compensation Plan Information" and "Securities Ownership of Directors, Certain Officers and 5 Percent Beneficial Owners" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 21, 2005.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is incorporated by reference from the sections entitled "Transactions with Management" and "Compensation Committee Interlocks and Insider Participation" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 21, 2005.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item is incorporated by reference from the section entitled "Ratification of Appointment of Independent Auditors," subsection "Principal Fees and Services" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 21, 2005.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or are presented in "Notes to Consolidated Financial Statements" and therefore have been omitted.

a) 3, Exhibits Included Herein or Incorporated by Reference:

3.1	Certificate of Incorporation of the Registrant, as amended through the date of filing of this report, filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference.
3.2	Bylaws of the Registrant, as amended and restated as of December 11, 2003, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference.
4.1	Certain long-term debt instruments, each representing indebtedness in an amount equal to less than 10 percent of the Registrant's total consolidated assets, have not been filed as Exhibits to this Annual Report on Form 10-K. The Registrant will file these instruments with the Commission upon request.
10.3*	Lydall, Inc. Board of Directors Deferred Compensation Plan effective January 1, 1991, filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K dated March 26, 1991 and incorporated herein by this reference.
10.4*	Lydall, Inc. Supplemental Executive Retirement Plan effective January 1, 1994, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K dated March 27, 1996 and incorporated herein by this reference.
10.5*	Amended and restated, 1992 Stock Incentive Compensation Plan, dated May 14, 1992, amended through March 10, 1999, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.6*	Lydall 2003 Stock Incentive Compensation Plan, with an effective date of October 24, 2002, filed as Exhibit A to the Company's definitive Proxy Statement on March 26, 2003 and incorporated herein by this reference.
10.7	Asset Purchase and Sale Agreement between Lydall Filtration/Separation, Inc. and Bennett Fleet (Chambly), Inc., dated April 2, 2001, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated May 11, 2001 and incorporated herein by this reference.
10.8	Credit Agreement dated as of July 14, 1999, amended and restated as of May 13, 2002, and amended and restated as of August 29, 2003, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2003 and incorporated herein by this reference.
10.9	Amendment dated as of July 27, 2004 to the Credit Agreement dated as of July 14, 1999, amended and restated as of May 13, 2002 and amended and restated as of August 29, 2003, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 6, 2004, and incorporated herein by this reference.
10.10	First Amendment Agreement as of February 1, 2005 to the Credit Agreement dated as of July 14, 1999, amended and restated as of May 13, 2002, amended and restated as of August 29, 2003 and amended as of July 27, 2004, filed herewith.
10.11	Contract for a Consortium Credit in the Amount of €6,000,000, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2003 and incorporated herein by this reference.
10.12*	Employment Agreement with Mary A. Tremblay dated March 1, 2000, filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K dated March 30, 2000 and incorporated herein by this reference.
10.13*	Amendment dated August 1, 2000 to the Employment Agreement with Mary A. Tremblay dated March 1, 2000, filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.14*	Severance Agreement with Thomas P. Smith dated January 21, 2005, filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K dated January 26, 2005 and incorporated herein by this reference.
10.15*	Employment Agreement with Christopher R. Skomorowski dated July 1, 2003, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2003 and incorporated herein by this reference.
10.16*	Agreement Covering Nonqualified Stock Option Award to the Chairman of the Board, dated May 8, 2002, filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K dated March 26, 2003 and incorporated herein by this reference.
10.17*	Restricted Stock Agreement dated July 1, 2003 between Lydall, Inc. and David Freeman, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2003 and incorporated herein by this reference.
10.18*	Employment Agreement with Mona G. Estey dated March 1, 2000, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K dated March 30, 2000 and incorporated herein by this reference.
10.19*	Amendment dated August 1, 2000 to the Employment Agreement with Mona G. Estey dated March 1, 2000, filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.20*	Employment Agreement with Lisa Krallis-Nixon dated March 1, 2000, filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K dated March 30, 2000 and incorporated herein by this reference.

10.21*	Amendment dated August 1, 2000 to the Employment Agreement with Lisa Krallis-Nixon dated March 1, 2000, filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.22*	Employment Agreement with Bill W. Franks, Jr. dated March 1, 2000, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K dated March 30, 2000 and incorporated herein by this reference.
10.23*	Amendment dated August 1, 2000 to the Employment Agreement with Bill W. Franks, Jr. dated March 1, 2000, filed as Exhibit 10.35 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.24*	Severance Agreement with Kevin T. Longe dated October 4, 2004, filed herewith.
10.25	Capital lease agreement between Lydall Thermique Acoustique S.A.S., CMCIC Lease and Natiocredimurs Societe en Nom Collectif, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by reference.
10.26*	Form of Nonqualified Stock Option Agreement (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by this reference.
10.27*	Form of Agreement Covering Annual Nonqualified Stock Option Awards to Outside Directors (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by this reference.
10.28*	Form of Agreement Covering Nonqualified Stock Option Awards to Outside Directors in Lieu of Cash-Based Retirement Benefits (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by this reference.
10.29*	Form of Incentive Stock Option Agreement (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by this reference.
14.1	Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Accounting and Financial Personnel, filed as Exhibit 14.1 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference. This document can also be accessed on Lydall's website at www.lydall.com under the Corporate Governance section.
18.1	Letter from PricewaterhouseCoopers LLP regarding the preferable change in the Company's accounting for inventory effective January 1, 2004, filed as Exhibit 18.1 to the Registrant's Quarterly Report on Form 10-Q dated May 7, 2004 and incorporated herein by this reference.
21.1	List of subsidiaries of the Registrant, filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, filed herewith.
24.1	Power of Attorney, dated March 2, 2005, authorizing David Freeman and/or Thomas P. Smith to sign this report on behalf of each member of the Board of Directors indicated therein, filed herewith.
31.1	Certification Pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, filed herewith.
31.2	Certification Pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, filed herewith.
32.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
*	Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Lydall, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYDALL, INC.

March 16, 2005

By: /s/ JOHN J. KRAWCZYNSKI
John J. Krawczynski
Controller
(On behalf of the Registrant and as
Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Lydall, Inc. in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID FREEMAN David Freeman	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2005
/s/ THOMAS P. SMITH Thomas P. Smith	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 16, 2005
/s/ THOMAS P. SMITH Thomas P. Smith Attorney-in-fact for:		March 16, 2005
David Freeman	President and Chief Executive Officer and Director	
Christopher R. Skomorowski	Executive Vice President, Chief Operating Officer and Director	
Lee A. Asseo	Director	
Kathleen Burdett	Director	
W. Leslie Duffy	Chairman of the Board of Directors	
Matthew T. Farrell	Director	
Suzanne Hammett	Director	
S. Carl Soderstrom, Jr.	Director	

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lydall is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 as required by Rule 13a-15(c) under the Securities Exchange Act of 1934. The Company utilized the criteria and framework established by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control – Integrated Framework* in performing this assessment. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Lydall's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 as stated in their report, which appears on page F-2 of this Annual Report on Form 10-K.

David Freeman
President and Chief Executive Officer

Thomas P. Smith
Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Lydall, Inc.:

We have completed an integrated audit of Lydall, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Lydall, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of inventory costing in 2004.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting, appearing on page F-1, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, Connecticut
March 15, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands except per share data	2004	2003 (Restated)	2002 (Restated)
	For the years ended December 31,		
Net sales	**$292,437**	$271,385	$253,522
Cost of sales	**234,907**	207,003	188,614
Gross margin	**57,530**	64,382	64,908
Selling, product development and administrative expenses	**57,205**	50,533	46,846
Restructuring charges	**—**	—	303
Operating income	**325**	13,849	17,759
Interest expense	**1,200**	974	872
Other (income) expense, net	**(120)**	(123)	(188)
(Loss) Income from continuing operations before income taxes	**(755)**	12,998	17,075
Income tax (benefit) expense	**(218)**	4,475	5,550
(Loss) Income from continuing operations	**(537)**	8,523	11,525
Discontinued operations:			
Loss on disposal of discontinued segments, net of tax benefit of $481 and $130, respectively	**—**	(819)	(220)
Loss from discontinued operations	**—**	(819)	(220)
Net (loss) income	**$ (537)**	$ 7,704	$ 11,305
Basic (loss) earnings per common share:			
Continuing operations	**$ (.03)**	$ .53	$ .72
Discontinued operations	**—**	(.05)	(.01)
Net (loss) income	**$ (.03)**	$ .48	$ .71
Weighted average common shares outstanding	**16,078**	16,105	16,003
Diluted (loss) earnings per common share:			
Continuing operations	**$ (.03)**	$ .52	$ .70
Discontinued operations	**—**	(.05)	(.01)
Net (loss) income	**$ (.03)**	$ .47	$ .69
Weighted average common shares and equivalents outstanding	**16,078**	16,229	16,292

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

In thousands of dollars and shares	December 31, 2004	2003 (Restated)
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,580**	$ 3,008
Restricted cash	**—**	2,516
Accounts receivable (including allowance for doubtful receivables of $770 and $619)	**49,909**	40,804
Income taxes receivable	**810**	1,157
Inventories, net	**40,082**	34,012
Prepaid expenses and other current assets, net	**5,498**	4,669
Deferred tax assets	**2,818**	3,188
Total current assets	**100,697**	89,354
Property, plant and equipment, net	**108,946**	91,028
Goodwill	**30,884**	30,884
Other assets, net	**7,870**	11,251
Total assets	**$248,397**	$222,517
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 5,172**	$ 4,951
Accounts payable	**27,125**	20,692
Accrued taxes	**770**	364
Accrued payroll and other compensation	**5,220**	3,326
Other accrued liabilities	**8,161**	4,905
Total current liabilities	**46,448**	34,238
Long-term debt	**32,941**	21,026
Deferred tax liabilities	**10,098**	12,658
Pension and other long-term liabilities	**14,406**	10,999
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock	**—**	—
Common stock (par value $.10 per share; authorized 30,000 shares; issued 22,532 and 22,374 shares)	**2,253**	2,237
Capital in excess of par value	**46,147**	44,687
Unearned compensation	**(555)**	(912)
Retained earnings	**163,407**	163,944
Accumulated other comprehensive loss	**(2,262)**	(4,718)
	208,990	205,238
Treasury stock, 6,388 and 6,097 shares of common stock, respectively, at cost	**(64,486)**	(61,642)
Total stockholders' equity	**144,504**	143,596
Total liabilities and stockholders' equity	**$248,397**	$222,517

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	2004	2003 (Restated)	2002 (Restated)
	For the years ended December 31,		
Cash flows from operating activities:			
Net (loss) income	**$ (537)**	$ 7,704	$ 11,305
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**16,281**	13,393	11,529
Deferred income taxes	**(1,540)**	3,620	4,680
Loss on disposal of segments	**—**	819	350
Restructuring charges	**—**	—	303
Amortization of unearned compensation	**414**	259	—
Loss on disposition of property, plant and equipment, net	**962**	527	217
Changes in operating assets and liabilities, excluding effects from acquisitions:			
Accounts receivable	**(7,814)**	1,256	(3,194)
Income taxes receivable	**367**	1,760	(2,112)
Inventories	**(5,082)**	(312)	(1,868)
Prepaid expenses and other assets	**2,593**	(4,275)	(451)
Accounts payable	**5,854**	(16)	611
Accrued taxes	**331**	(597)	(164)
Accrued payroll and other accrued liabilities	**4,472**	(1,345)	2,160
Other long-term liabilities	**1,938**	4,254	958
Contributions to pension plans	**(100)**	(5,754)	(5,875)
Total adjustments	**18,676**	13,589	7,144
Net cash provided by operating activities	**18,139**	21,293	18,449
Cash flows from investing activities:			
Capital expenditures	**(24,678)**	(15,852)	(14,171)
Proceeds from sale of assets of discontinued segment	**225**	127	122
Release (deposits) of restricted cash	**2,516**	(2,516)	—
Acquisitions, net	**—**	—	(1,058)
Proceeds from sale of operations	**—**	—	1,002
Net cash used for investing activities	**(21,937)**	(18,241)	(14,105)
Cash flows from financing activities:			
Debt proceeds	**64,320**	58,262	93,368
Debt repayments	**(59,940)**	(61,138)	(97,273)
Capital lease payments	**(312)**	—	—
Common stock repurchased	**(2,844)**	—	—
Common stock issued	**1,419**	1,016	1,091
Net cash provided by (used for) financing activities	**2,643**	(1,860)	(2,814)
Effect of exchange rate changes on cash	**(273)**	(780)	111
(Decrease) Increase in cash and cash equivalents	**(1,428)**	412	1,641
Cash and cash equivalents at beginning of year	**3,008**	2,596	955
Cash and cash equivalents at end of year	**$ 1,580**	$ 3,008	$ 2,596

Supplemental Schedule of Cash Flow Information	2004	2003 (Restated)	2002 (Restated)
Cash paid during the year for:			
Interest	**$ 1,508**	$ 1,188	$ 911
Income taxes	**915**	1,063	3,030
Noncash transactions:			
Additional minimum pension liability	**$ 1,319**	$ 248	$ 6,259
St. Nazaire capital lease obligation	**6,430**	—	—
Restricted stock issuances	**60**	1,171	—
Building purchase	**—**	—	1,680

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands	Common Stock	Capital in Excess of Par Value	Unearned Compen-sation	Retained Earnings	Accumulated Other Compre-hensive Loss	Treasury Stock	Total Stock-holders' Equity
Balance at December 31, 2001, as originally reported	$ 2,208	$ 41,439	$ —	$ 144,631	($ 8,053)	($ 61,642)	$ 118,583
Effect on prior years of applying retroactively the FIFO method of accounting for all inventories, net of income taxes of $179				304			304
Balance at December 31, 2001, as restated	2,208	41,439	—	144,935	(8,053)	(61,642)	118,887
Net income, restated				11,305			11,305
Other comprehensive income:							
Foreign currency translation adjustments, net of income taxes of $1,502					2,790		2,790
Minimum pension liability adjustment, net of income tax benefits of $2,401					(3,858)		(3,858)
Change in fair value of derivative instruments, net of income tax benefits of $26					(49)		(49)
Comprehensive income							10,188
Stock issued under employee plans	10	1,080					1,090
Balance at December 31, 2002	2,218	42,519	—	156,240	(9,170)	(61,642)	130,165
Net income, restated				7,704			7,704
Other comprehensive income:							
Foreign currency translation adjustments, net of income taxes of $2,484					4,613		4,613
Minimum pension liability adjustment, net of income tax benefits $94					(153)		(153)
Change in fair value of derivative instruments, net of income tax benefits of $4					(8)		(8)
Comprehensive income							12,156
Stock issued under employee plans	16	1,798	(1,171)				643
Amortization of unearned compensation			259				259
Stock issued to Directors	3	370					373
Balance at December 31, 2003	2,237	44,687	(912)	163,944	(4,718)	(61,642)	143,596
Net loss				(537)			(537)
Other comprehensive income:							
Foreign currency translation adjustments, net of income taxes of $1,785					3,315		3,315
Minimum pension liability adjustment, net of income tax benefits of $501					(818)		(818)
Change in fair value of derivative instruments, net of income tax benefits of $22					(41)		(41)
Comprehensive income							1,919
Stock repurchased						(2,844)	(2,844)
Stock issued under employee plans	9	917	(57)				869
Amortization of unearned compensation			414				414
Stock issued to Directors	7	543					550
Balance at December 31, 2004	**$2,253**	**$46,147**	**($ 555)**	**$163,407**	**($2,262)**	**($64,486)**	**$144,504**

The accompanying notes are an integral part of these consolidated financial statements.

1. Significant Accounting Policies

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation – The consolidated financial statements include the accounts of Lydall, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less at the date of purchase. The restricted cash balance at the end of 2003 was related to the leasing arrangement for the new operating facility in St. Nazaire, France. The restriction was lifted during the first quarter of 2004.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. Foreign and export sales were 47 percent of the Company's net sales in 2004, 37 percent in 2003 and 34 percent in 2002. Export sales are primarily to Europe, Asia, Mexico and Canada and were $51.2 million, $33.0 million and $32.2 million in 2004, 2003 and 2002, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Sales to the automotive market were approximately 47 percent of the Company's net sales in 2004 and 2002 and 48 percent of the Company's net sales in 2003. Sales to DaimlerChrysler AG were approximately 14 percent, 11 percent and 13 percent of Lydall's total net sales in 2004, 2003 and 2002, respectively. Sales to Ford Motor Company represented approximately 17 percent in 2003 and 18 percent in 2002. No other customer accounted for more than 10 percent of total net sales in 2004, 2003 or 2002.

Inventories – Inventories are valued at lower of cost or market, cost being determined using the first-in, first-out (FIFO) cost method. The accompanying Consolidated Balance Sheet as of December 31, 2003, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002, the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003 and 2002 and the related footnotes have been restated to reflect the change in accounting method for inventory from the last-in, first-out (LIFO) method for certain operations to the FIFO method. Before the restatement for the change in cost method, operations using the LIFO cost method comprised approximately 18 percent of the Company's inventories as of December 31, 2003. See Note 5 for additional information.

Pre-production design and development costs – The Company has contractual agreements with certain customers to design and develop molds, dies and tools (collectively, "tooling"). The Company accounts for these pre-production design and development costs pursuant to Emerging Issues Task Force Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements" (EITF 99-5). These costs are capitalized and subsequently recognized, along with the related revenue, upon acceptance of the tooling by the customer. Periodically, the Company may incur costs in excess of the related tooling revenue. Such excess costs are deferred when the Company meets the requirements for deferral under EITF 99-5. The Company also may progress bill on certain tooling being constructed, these billings are recorded as progress billings (a reduction of the associated inventory) until the appropriate revenue recognition criteria have been met. The following tooling related assets were included in the Consolidated Balance Sheets as of December 31, 2004 and 2003:

	December 31,	
In thousands	**2004**	2003 (Restated)
Inventories, net of progress billings	**$7,292**	$ 7,541
Prepaid expenses and other current assets, net	**901**	1,051
Other assets, net	**1,465**	2,061
Total tooling related assets	**$9,658**	$10,653

Amounts included in "Prepaid expenses and other current assets, net" include the short-term portion of receivables due under reimbursement arrangements and amounts included in "Other assets, net" represent the long-term portion of those receivables in addition to customer owned tooling that was not reimbursed. Included in the inventory balance was an offset for progress billings of approximately $2.4 million and $3.7 million at December 31, 2004 and 2003, respectively.

Property, plant and equipment – Property, plant and equipment, including property, plant and equipment under capital leases, are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter. The cost and accumulated depreciation accounts applicable to assets sold or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any net gain or loss is included in the Consolidated Statements of Operations.

Goodwill and other intangible assets – Goodwill and other intangible assets are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies, net of accumulated amortization recorded prior to the implementation of FAS 142. Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. All other intangible assets are amortized over their estimated useful lives, which range from 3 to 30 years.

Valuation of long-lived assets – The Company evaluates the recoverability of long-lived assets, or asset groups, whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Should such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the assets, such carrying values would be reduced to fair value and this adjusted carrying value would become the assets' new cost basis. Fair value is determined primarily using future anticipated cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved.

Revenue recognition – Lydall recognizes revenue when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally upon shipment.

Research and development – Research and development costs are charged to expense as incurred and amounted to $8.5 million in 2004, $7.3 million in 2003 and $6.5 million in 2002. Research and development costs were primarily comprised of development personnel salaries, prototype material costs and testing and trials of new products.

Earnings per share – Basic and diluted earnings per common share are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per common share are equal to income from continuing operations and net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are equal to income from continuing operations and net income divided by the weighted average number of common shares outstanding during the period, including the effect of stock options and stock awards, if such effect is dilutive.

Income taxes – The provision for income taxes is based upon income reported in the accompanying consolidated financial statements. Deferred income taxes reflect the impact of temporary differences between the amounts of income and expense recognized for financial reporting purposes and such amounts recognized for tax purposes.

Translation of foreign currencies – Assets and liabilities of foreign subsidiaries are translated at exchange rates prevailing on the balance sheet date. Any resulting translation gains or losses are reported in Other Comprehensive Income. Revenues and expenses are translated at average exchange rates prevailing during the period.

Derivative instruments – The Company accounts for derivative instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (FAS 133). FAS 133 established accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these instruments as either assets or liabilities on the balance sheet and measure them at fair value.

Stock options and share grants – As described in Note 11, the Company has stock option plans under which employees and directors have options to purchase Common Stock. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is not recognized in the consolidated financial statements on the grant date or over the life of the stock options as the exercise price, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options issued under the stock option plans have a term of ten years and generally vest ratably over a period of four years. Restricted share grants are expensed over the vesting period of the award.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31,:

	2004	2003	2002
Risk-free interest rate	**4.3%**	3.8%	3.8%
Expected life	**7 years**	7 years	8 years
Expected volatility	**48%**	47%	54%
Expected dividend yield	**0%**	0%	0%

The following table illustrates the effect on net (loss) income and (loss) earnings per share had compensation cost been recognized based on the fair value of the options at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" using the Black-Scholes fair value method for option pricing:

	For the years ended December 31,		
In thousands except per share data	**2004**	2003 (Restated)	2002 (Restated)
Net (loss) income — as reported	**$ (537)**	$ 7,704	$11,305
Add: Stock-based employee compensation expense included in net (loss) income, net of related tax effects	**264**	166	—
Less: Total stock-based employee compensation expense under FAS 123, as determined under using the fair value method, net of related tax effects	**(1,989)**	(1,891)	(1,923)
Net (loss) income — pro forma	**($ 2,262)**	$ 5,979	$ 9,382
Basic (loss) earnings per common share:			
Net (loss) income — as reported	**$ (.03)**	$ .48	$ .71
Net (loss) income — pro forma	**(.14)**	.37	.59
Diluted (loss) earnings per common share:			
Net (loss) income — as reported	**$ (.03)**	$ .47	$ .69
Net (loss) income — pro forma	**(.14)**	.37	.58

Recently issued accounting standards – In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R). The standard, which is effective for awards issued after June 15, 2005 and all awards prior to the effective date that remain unvested on the effective date, requires that all equity-based compensation be recorded in the consolidated financial statements at the grant date fair value. The Company expects to utilize the modified retrospective method of adoption and apply the standard to all interim periods in 2005. The adoption of FAS 123R will have a material impact on the Company's results of operations, however, the ultimate impact of the adoption of FAS 123R is not yet able to be reliably determined.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets an amendment to APB Opinion No. 29" (FAS 153). The Statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. FAS 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Reclassification of financial information – Certain prior year components of the consolidated financial statements have been reclassified to be consistent with current year presentation.

2. Financial Instruments

The Company did not hold any material investments in financial instruments at December 31, 2004 or 2003. No material gains or losses on investments were realized in 2004, 2003 or 2002. For the purpose of computing realized gains and losses, cost is determined on the specific identification basis.

The Company utilizes letters of credit in the ordinary course of business to satisfy security deposit requirements. Outstanding letters of credit were $2.2 million and $2.1 million as of December 31, 2004 and 2003, respectively.

The carrying amounts and fair values of financial instruments as of December 31, 2004 and 2003 were as follows:

	2004		2003	
In thousands	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Financial Liabilities:				
Current portion of long-term debt	**$ 5,172**	**$ 5,206**	$ 4,951	$ 4,993
Long-term debt	**32,941**	**33,401**	21,026	21,616

The above fair values were computed based on comparable transactions, quoted market rates and discounted future cash flows, as applicable. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value as of December 31, 2004 and 2003.

In January 2003, the Company entered into an interest rate swap agreement to convert the variable base rate on certain borrowings with an initial principal amount of $6.0 million under its domestic credit facility to a fixed rate of 2.2 percent. Subsequent changes in the fair value of the swap are recorded in other comprehensive income as the swap has scheduled maturity dates that are identical to the payment schedule of the borrowings. The swap is designated as a cash flow hedge and has a final maturity of September 15, 2005. The fair value of the interest rate swap is not significant to the Company's consolidated financial position.

The Company periodically enters into foreign currency forward exchange contracts to mitigate exposure to foreign currency risk. The fair values of these contracts are not considered material to the Company's consolidated financial position as of December 31, 2004 and 2003.

The Company reassesses the effectiveness of its derivative instruments on an ongoing basis. If it is determined that a derivative instrument has ceased to be highly effective as a hedge, the Company will discontinue hedge accounting prospectively and changes in the fair value of the derivative instrument will then be reported in current period earnings.

By nature, all financial instruments involve market and credit risks. The Company enters into derivative and other financial instruments with major investment grade financial institutions and has policies to monitor the credit risk of those counterparties. The Company does not anticipate non-performance by any of its counterparties.

3. Long-term Debt and Financing Arrangements

The Company amended its $50 million domestic revolving credit facility with a group of five banking institutions on February 1, 2005. The credit agreement's new maturity date is February 1, 2009. The modifications made to the restrictive and financial covenants were effective for the quarter ended December 31, 2004. Therefore, as of December 31, 2004, the Company was in compliance with all restrictive and financial covenants contained in the credit agreement, as amended, and $12.9 million was outstanding under the facility.

During September 2004, the Company finalized the capital lease arrangement related to building and land of the automotive facility in St. Nazaire, France. As of December 31, 2004, the Company recorded $6.4 million for the capital lease obligation related to this agreement.

Total outstanding debt consists of:

In thousands	Effective Rate	Maturity	December 31, 2004	2003
Credit Agreement, revolving credit facility, uncollateralized	3.70%	2009	**$12,900**	$ 6,000
Credit Agreement, 1999 term loan, collateralized by German subsidiary stock	4.45%	2004	**—**	2,909
Credit Agreement, 2003 term loan, collateralized by German subsidiary stock	4.19%	2007	**10,175**	11,320
Credit Agreement, collateralized by certain fixed assets	4.97%	2007	**5,463**	3,155
Volksbank Meinerzhagen eG, collateralized by certain real estate	5.98%	2007	**678**	629
Volksbank Meinerzhagen eG, collateralized by certain real estate	5.95%	2013	**1,793**	1,814
City of Winston Salem NC, collateralized by certain fixed assets	4.00%	2010	**146**	150
Line of Credit, uncollateralized	3.64%	2005	**528**	—
Capital Lease, St. Nazaire, France	5.44%	2016	**6,430**	—
			38,113	25,977
Less portion due within one year			**(5,172)**	(4,951)
Total long-term debt			**$32,941**	$21,026

The Company's foreign subsidiaries have various credit arrangements totaling $10.2 million. As of December 31, 2004, $6.0 million was outstanding under these arrangements.

As of December 31, 2004, total debt maturing in 2005, 2006, 2007, 2008 and 2009 was $5.2 million, $4.7 million, $8.9 million, $0.8 million and $13.7 million, respectively. There was $4.8 million of debt outstanding that matures after 2009.

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 4.0 percent for the year ended December 31, 2004 compared with 3.9 percent for 2003 and 3.7 percent for 2002.

4. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2003 were as follows:

In thousands	Estimated Useful Lives	December 31, 2004	2003
Land	—	**$ 1,934**	$ 1,878
Buildings and improvements	10-35 years	**39,321**	35,655
Machinery and equipment	5-25 years	**112,485**	99,353
Office equipment	2-8 years	**29,208**	30,364
Vehicles	3-6 years	**600**	529
Assets under capital lease:			
Land	—	**683**	—
Buildings and improvements	10-35 years	**5,817**	—
		190,048	167,779
Accumulated depreciation		**(90,395)**	(84,242)
Accumulated amortization on capital lease		**(178)**	—
		99,475	83,537
Construction in progress		**9,471**	7,491
Total property, plant and equipment		**$108,946**	$ 91,028

For the years ended December 31, 2004 and 2002, the Company capitalized $0.3 million of interest and $0.2 million was capitalized in 2003.

Depreciation expense was $16.0 million in 2004, $13.1 million in 2003 and $11.2 million in 2002.

5. Inventories

Inventories as of December 31, 2004 and 2003 were as follows:

In thousands	December 31, 2004	2003 (Restated)
Raw materials	**$14,203**	$10,212
Work in process	**15,386**	16,234
Finished goods	**12,879**	11,278
	42,468	37,724
Less: Progress billings	**(2,386)**	(3,712)
Total inventories	**$40,082**	$34,012

Raw materials, work in process and finished goods inventories were net of valuation reserves of $1.6 million and $1.4 million as of December 31, 2004 and 2003, respectively. Progress billings relate to tooling inventory of approximately $9.7 million and $11.3 million as of December 31, 2004 and 2003, respectively, which is included in work in process inventory in the above table.

Effective January 1, 2004, the Company changed its method for inventory costing from the last-in, first-out (LIFO) cost method to the first-in, first-out (FIFO) cost method for those operations that were using the LIFO cost method. This change in accounting method was made to provide better matching of revenues and expenses. Accordingly, the accompanying Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002, and the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003 and 2002 and the related footnotes have been restated to reflect this change.

As a result of this change, "Inventories, net" as of December 31, 2003 were increased by $0.4 million. This change increased (decreased) basic and diluted earnings per share as follows:

	For the years ended December 31, 2003		2002	
	Reported	Restated	Reported	Restated
Basic earnings per common share:				
Continuing operations	$0.52	$0.53	$0.73	$0.72
Net income	$0.47	$0.48	$0.72	$0.71
Diluted earnings per common share:				
Continuing operations	$0.52	$0.52	$0.72	$0.70
Net income	$0.47	$0.47	$0.71	$0.69

6. Goodwill and Intangible Assets

Goodwill was approximately $30.9 million as of December 31, 2004 and 2003. As of December 31, 2004 and 2003, $26.2 million of goodwill was allocated to the Thermal/Acoustical Segment and of $4.7 million was allocated to the Filtration/Separation Segment, respectively. There were no impairments or dispositions of goodwill recorded during 2004 or 2003.

The table below presents the gross carrying amount and, as applicable, the accumulated amortization of the Company's acquired intangible assets other than goodwill included in "Other assets, net" in the Consolidated Balance Sheets as of December 31, 2004 and 2003:

	December 31, 2004		December 31, 2003	
In thousands	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists	**$ 180**	**($ 180)**	$ 180	($ 133)
License agreements	**377**	**(152)**	377	(122)
Patents	**743**	**(318)**	649	(264)
Non-compete agreements	**145**	**(93)**	145	(64)
Other	**62**	**(10)**	31	(5)
Total amortized intangible assets	**$1,507**	**($ 753)**	$1,382	($ 588)
Unamortized intangible assets:				
Trademarks	**$ 450**		$ 450	

Amortization of intangible assets for the year ended December 31, 2004 and 2003 was $0.2 million for both years. Estimated amortization expense for intangible assets for each of the next five years is approximately $0.1 million.

7. Restructuring

In the first quarter of 2004, the Company began the consolidation of the Columbus operation into other Lydall automotive facilities. This consolidation is expected to improve flexibility, lower costs and leverage overall capacity of existing facilities more effectively. The Company initiated the process of transferring equipment and product lines during the first quarter of 2004 and has substantially completed these restructuring activities as of December 31, 2004.

Pretax costs for the restructuring program by type and segment were as follows:

In thousands	Severance and Related Costs	Accelerated Depreciation	Facility Exit and Move Costs	Total
Total estimated costs *	$ 740	$ 2,227	$ 2,565	$ 5,532
Costs incurred through December 31, 2003	—	(272)	—	(272)
Costs incurred during the year ended December 31, 2004	(734)	(1,955)	(2,385)	(5,074)
Estimated remaining costs at December 31, 2004	**$ 6**	**$ —**	**$ 180**	**$ 186**

* The following amounts were adjusted during the year ended December 31, 2004 related to changes in expected project costs: Estimated Severance and Related Costs decreased by $0.4 million, Accelerated Deprecation decreased by $0.2 million and Estimated Facility Exit and Move Costs increased by $1.2 million. These changes resulted in an overall increase in estimated restructuring costs of approximately $0.6 million.

In thousands	Thermal/ Acoustical	Reconciling Items	Total
Total estimated costs	$ 4,832	$ 700	$ 5,532
Costs incurred through December 31, 2004	(4,646)	(700)	(5,346)
Estimated remaining costs at December 31, 2004	**$ 186**	**$ —**	**$ 186**

Accrued restructuring costs were as follows:

In thousands	Total
Balance as of December 31, 2003	$ —
Additions	1,073
Accrual adjustments*	(422)
Cash payments	(562)
Balance as of December 31, 2004	**$ 89**

* Accrual adjustments made during the year primarily related to employee turnover that reduced expected severance requirements by $0.3 million and a reclassification to another accrual account of approximately $0.1 million related to pension benefits.

Costs incurred, other than severance, have been expensed as incurred. Total pretax project costs through December 31, 2004 were $5.3 million, of which $5.1 million had been charged to cost of sales and $0.2 million was charged to administrative expense. In addition to these pretax charges, a tax charge of $0.5 million was recorded in the fourth quarter of 2003 related to the write-off of deferred tax assets that are not expected to be realized as a result of the restructuring. The expected remaining pretax charges of approximately $0.2 million at December 31, 2004 are primarily comprised of facility exit costs that are expected to be incurred until the end of the lease term in 2006 and will substantially be recorded in cost of sales.

Approximately 95 percent of all restructuring costs incurred were recorded in cost of sales and 5 percent were recorded in selling, product development and administrative expenses. Approximately 85 percent of restructuring costs were recorded in the Thermal/ Acoustical Segment and 15 percent were recorded as Corporate Office expenses, which for segment reporting purposes are included under Reconciling Items.

8. Dispositions

In February 2001, the Company's Board of Directors adopted a plan to discontinue the operations of the Paperboard Segment, consisting principally of the Southern Products and Lydall & Foulds operations. Accordingly, the operating results of this discontinued Segment were segregated from continuing operations and reported as discontinued operations. During the third quarter of 2003, the Company recorded a pretax charge of $1.3 million, or $.05 per diluted share for additional shutdown costs and the write-off of the remaining book value of these assets. In the fourth quarter of 2002, the Company recorded a pretax charge of approximately $0.4 million, or $.01 per diluted share for additional costs incurred during the shutdown period.

9. Assets Held for Sale

In November 2000, the Company's Board of Directors formalized a plan to dispose of the fiberboard operation. During 2002, the Company paid all remaining liabilities previously accrued, sold certain assets and recorded a final pretax charge of approximately $0.3 million to write-off the remaining assets that could not be sold.

10. Capital Stock

Preferred stock – The Company has authorized Serial Preferred Stock with a par value of $1.00. None of the 500,000 authorized shares have been issued.

Common stock – As of December 31, 2004, 1,582 Lydall stockholders of record held 16,143,735 shares of Common Stock.

Stockholder rights plan – In the second quarter of 1999, the Company's Board of Directors adopted a Stockholder Rights Plan by granting a dividend of one preferred share purchase right for each common share to stockholders of record at the close of business on June 30, 1999. Under certain conditions, each right entitles the holder to purchase one one-thousandth of a Series A Junior Participating Preferred Share. The rights cannot be exercised or transferred apart from the related common shares unless a person or group acquires 10 percent or more of the Company's outstanding common shares. The rights will expire May 15, 2009 if they are not redeemed.

Earnings per share – The following table provides a reconciliation of (loss) income and shares used to determine basic and diluted (loss) earnings per share. The amounts disclosed in the following table for 2003 and 2002 have been restated to reflect the Company's change in accounting method for inventory costing.

	For the Year Ended 2004			For the Year Ended 2003			For the Year Ended 2002		
In thousands except per share data	**Loss from Continuing Operations**	**Average Shares**	**Per Share Amount**	Income from Continuing Operations	Average Shares	Per Share Amount	Income from Continuing Operations	Average Shares	Per Share Amount
Basic (loss) earnings per share	**($537)**	**16,078**	**($.03)**	$8,523	16,105	$ .53	$11,525	16,003	$.72
Effect of dilutive stock options	**—**	**—**	**—**	—	124	(.01)	—	289	(.02)
Diluted (loss) earnings per share	**($537)**	**16,078**	**($.03)**	$8,523	16,229	$ .52	$11,525	16,292	$.70

	For the Year Ended 2004			For the Year Ended 2003			For the Year Ended 2002		
In thousands except per share data	**Net Loss**	**Average Shares**	**Per Share Amount**	Net Income	Average Shares	Per Share Amount	Net Income	Average Shares	Per Share Amount
Basic (loss) earnings per share	**($537)**	**16,078**	**($.03)**	$7,704	16,105	$ .48	$11,305	16,003	$.71
Effect of dilutive stock options	**—**	**—**	**—**	—	124	(.01)	—	289	(.02)
Diluted (loss) earnings per share	**($537)**	**16,078**	**($.03)**	$7,704	16,229	$ .47	$11,305	16,292	$.69

Dilutive stock options totaling approximately 573,000 shares of Common Stock were excluded from the diluted per share computation for 2004 as the Company reported a net loss during 2004 and, therefore, the dilutive effect of these options is not included in the calculation of diluted loss per share in accordance with FAS 128. Options to purchase approximately 511,000, 529,000 and 457,000 shares of Common Stock were excluded from the 2004, 2003 and 2002 computations of diluted earnings per share, respectively, because the exercise price was greater than the average market price of the Common Stock.

11. Stock Option Plans

As of December 31, 2004, the Company had two stock option plans – the 1992 Stock Incentive Compensation Plan (1992 Plan) and the 2003 Stock Incentive Compensation Plan (2003 Plan), collectively, the "Plans" – under which employees and directors had options to purchase Common Stock. The 1992 Plan expired in May, 2002; however, the 1992 Plan shall continue to govern all outstanding awards under that plan until the awards themselves are exercised or terminate in accordance with their terms. Under these Plans options were/are granted at fair market value on the grant date and expire ten years after the grant date. In most cases, options vest at a rate of 25 percent per year starting with the first anniversary of the award. The Plans provide for automatic acceleration of vesting in the event of a change in control of the Company.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Plans. Accordingly, compensation cost is not recognized in the consolidated financial statements on the grant date or over the life of the stock options as the exercise price, set at the time of the grant, is not less than the fair market value per share at the date of grant. The effect on net income and earnings per share had compensation cost been recognized based on the fair value of the options at the grant dates for awards under those plans and the assumptions affecting the determination of fair value, consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," using the Black-Scholes fair value method for option pricing are detailed in Note 1 under "Stock options and share grants."

The following is a summary of the status of the Company's Plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended:

In thousands except per share data	**2004**		2003		2002
Fixed Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares
Outstanding at beginning of year	**1,540**	**$12.31**	1,882	$12.21	2,016
Granted	**275**	**11.00**	284	11.11	92
Exercised	**(137)**	**8.35**	(75)	10.26	(97)
Forfeited/Cancelled	**(356)**	**14.57**	(551)	11.61	(129)
Outstanding at end of year	**1,322**	**$11.84**	1,540	$12.31	1,882
Options exercisable at year-end	**816**		1,030		1,111
Shares reserved for grants	**887**		1,151		—
Weighted-average fair value per option granted during the year	**$ 6.10**		$ 6.05		$ 9.60

For 2002, the weighted-average exercise price for options outstanding at the beginning and end of the year was $12.28 and $12.21, respectively. Options with weighted-average exercise prices of $15.26, $9.76 and $17.40 were granted, exercised and forfeited in 2002, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding (in thousands)**	**Weighted-Average Remaining Contractual Life (in years)**	**Weighted-Average Exercise Price**	**Number Exercisable (in thousands)**	**Weighted-Average Exercise Price**
$ 6.50 — $10.08	576	6.3	$ 9.40	478	$ 9.34
10.09 — 11.75	534	8.3	11.14	140	11.10
11.76 — 19.81	129	3.3	17.50	115	17.79
19.82 — 26.00	83	1.1	24.52	83	24.52
$6.50 — $26.00	**1,322**	**6.5**	**$11.84**	**816**	**$12.38**

The Company granted 5,400 and 104,400 shares of restricted stock awards during 2004 and 2003, respectively. The weighted average fair value per share of restricted stock granted was $11.08 and $11.22, respectively. During 2004 there were 400 shares of restricted stock forfeited. There were no restricted stock awards granted in 2002.

12. Employer Sponsored Benefit Plans

As of December 31, 2004, the Company maintains three defined benefit pension plans that cover the majority of domestic Lydall employees. The pension plans are noncontributory and benefits are based on either years of service or eligible compensation paid while a participant is in a plan. The Company's funding policy is to fund not less than the ERISA minimum funding standard and not more than the maximum amount that can be deducted for federal income tax purposes.

The Company also provides an unfunded Supplemental Executive Retirement Plan (SERP) that provides supplemental income payments after retirement to certain senior executives.

The Company uses a December 31 measurement date for all of its pension plans.

In thousands	December 31, 2004	December 31, 2003
Change in benefit obligation:		
Net benefit obligation at beginning of year	**$33,641**	$28,908
Service cost	**1,663**	1,382
Interest cost	**2,176**	2,015
Actuarial loss	**2,133**	2,502
Curtailments [1]	**(70)**	—
Special termination benefits [1]	**54**	—
Other [2]	**2,404**	—
Gross benefits paid	**(1,331)**	(1,166)
Net benefit obligation at end of year	**$40,670**	$33,641

[1] Curtailments and Special termination benefits are a result of the closure of the Columbus operation during 2004. No future expense or gain is expected to result from the closure of the Columbus facility related to pension benefits.

[2] Included in "Other" is the inclusion of the SERP Projected Benefit Obligation (PBO) as of December 31, 2004.

In thousands	December 31, 2004	December 31, 2003
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 26,621**	$ 18,959
Actual return on plan assets	**2,245**	3,074
Contributions	**100**	5,754
Gross benefits paid	**(1,331)**	(1,166)
Fair value of plan assets at end of year	**$ 27,635**	$ 26,621
Funded status at end of year	**($13,035)**	($ 7,020)
Unrecognized net actuarial loss	**13,523**	11,740
Unrecognized prior service cost	**110**	111
Net amount recognized	**$ 598**	$ 4,831
Amounts recognized in the consolidated balance sheets consist of:		
Accrued benefit liability [1]	**($ 1,960)**	$ —
Additional minimum liability	**(7,676)**	(4,099)
Intangible assets	**184**	199
Accumulated other comprehensive income	**10,050**	8,731
Net amount recognized	**$ 598**	$ 4,831

[1] Reflects the inclusion of the SERP liability in 2004.

The accumulated benefit obligation for all defined benefit pension plans was $37.3 million and $30.7 million as of December 31, 2004 and 2003, respectively.

During 2004 and 2003, the Company contributed $0.1 million and $5.8 million, respectively, to its defined benefit pension plans.

The increase in the minimum pension liability (net of tax) included in Other Comprehensive Income was $0.8 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively.

Aggregated information for pension plans with an accumulated benefit obligation in excess of plan assets is provided in the table below:

In thousands	December 31, 2004	2003
Projected benefit obligation	**$40,670**	$33,641
Accumulated benefit obligation	**$37,271**	$30,720
Fair value of plan assets	**$27,635**	$26,621

Components of net periodic benefit cost:

In thousands	For the years ended December 31, 2004	2003	2002
Service cost	**$ 1,663**	$ 1,382	$ 1,167
Interest cost	**2,176**	2,015	1,887
Expected return on plan assets	**(2,284)**	(1,679)	(1,649)
Special termination benefit charge	**54**	—	—
Amortization of:			
Transition asset	**—**	(17)	(100)
Prior service cost	**1**	1	2
Unrecognized actuarial loss	**763**	682	227
Total net periodic benefit cost	**$ 2,373**	$ 2,384	$ 1,534

SERP expense (not included in this table) was $0.2 million for the years ended December 31, 2004, 2003 and 2002.

The major assumptions used in determining the year-end benefit obligation and annual net cost for pension plans are presented in the following table:

	Benefit Obligation		Net Cost		
For the years ended December 31,	**2004**	2003	**2004**	2003	2002
Discount rate	**5.9%**	6.25%	**6.25%**	6.75%	7.25%
Salary scale	**3.5% - 4.5%**	3.5% - 4.0%	**3.5% - 4.0%**	3.5% - 4.5%	3.5% - 4.5%
Expected return on plan assets	**—**	—	**8.75%**	8.75%	9.25%

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of marketable debt and equity securities and economic and other indicators of future performance.

Investment management objectives include maintaining an adequate level of diversification to balance market risk and to provide sufficient liquidity for near-term payments of benefits accrued under the plan and to pay the expenses of administration.

The following table presents the target allocation of pension plan assets for 2005 and the actual allocation of plan assets as of December 31, 2004 and 2003 by major asset category:

	Target Allocation	Actual Allocation of Plan Assets December 31,	
Asset Category	**2005**	**2004**	2003
Equity securities	**60% - 80%**	**67%**	64%
Fixed income securities	**20% - 40%**	**30%**	31%
Cash and cash equivalents and other	**0% - 5%**	**3%**	5%

Estimated Future Contributions and Benefit Payments

The Company expects to contribute approximately $3.2 million in cash to its defined benefit pension plans in 2005.

Estimated future benefit payments for the next 10 years are as follows:

In thousands	2005	2006	2007	2008	2009	2010-2014
Benefit payments	$1,337	$1,387	$1,453	$1,613	$1,754	$11,518

Employee Savings Plans

The Company also sponsors an Employee Stock Purchase Plan and 401(k) Plan. Employer contributions to these plans amounted to $1.3 million in 2004 and 2002 and $1.4 million in 2003.

13. Segment Information

Lydall has organized its business into two primary reportable segments – Thermal/Acoustical and Filtration/Separation. All other businesses are aggregated in Other Products and Services. Reconciling Items include Corporate Office operating expenses and intercompany eliminations. Segments are defined by the grouping of similar products and services.

Lydall evaluates performance and allocates resources based on net sales and operating income. Net sales by segment reported below include intercompany transactions. Operating income is calculated using specific cost identification for most items, with certain allocations of overhead, normally made based on sales volume.

Thermal/Acoustical

The Thermal/Acoustical Segment includes thermal and acoustical barriers, temperature-control units and insulating products that control and insulate within temperature environments ranging from -459°F (-237°C) to +3000°F (+1649°C).

Filtration/Separation

The Filtration/Separation Segment includes air and liquid filtration products for industrial and consumer applications, as well as vital fluids management systems for medical and biopharmaceutical applications.

Other Products and Services

The largest component of Other Products and Services is Lydall's transport, distribution and warehousing business. This business specializes in time-sensitive shipments and has an in-depth understanding of the special nature and requirements of the paper and printing industries. Other Products and Services also includes assorted specialty products.

The table below presents net sales and operating income by segment as used by the Chief Executive Officer of the Company for the years ended December 31, 2004, 2003 and 2002 and also a reconciliation of total segment net sales and operating income to total consolidated net sales and operating income for the years ended December 31, 2004, 2003 and 2002.

In thousands for the years ended	Thermal/ Acoustical	Filtration/ Separation	Other Products and Services	Total Segments	Reconciling Items	Consolidated Totals
December 31, 2004						
Net sales	**$183,353**	**$81,200**	**$29,870**	**$294,423**	**($ 1,986)**	**$292,437**
Operating income	**7,269**	**11,045**	**2,457**	**20,771**	**(20,446)**	**325**
December 31, 2003						
Net sales	$ 168,444	$ 74,851	$ 29,817	$ 273,112	($ 1,727)	$ 271,385
Operating income, restated	19,669	8,792	2,033	30,494	(16,645)	13,849
December 31, 2002						
Net sales	$ 150,440	$ 72,776	$ 32,175	$ 255,391	($ 1,869)	$ 253,522
Operating income, restated	20,321	10,397	2,187	32,905	(15,146)	17,759

Asset information by reportable segment is not reported since the Chief Executive Officer does not use such information internally.

Net sales by geographic area for the years ended December 31, 2004, 2003 and 2002 and long-lived asset information by geographic area as of December 31, 2004, 2003 are as follows:

	Net Sales			Long-Lived Assets	
In thousands	**2004**	2003	2002	**2004**	2003
United States	**$206,277**	$203,747	$200,556	**$ 96,678**	$100,720
France	**28,119**	21,302	17,625	**28,832**	13,676
Germany	**58,041**	46,336	35,341	**22,190**	18,767
Total	**$292,437**	$271,385	$253,522	**$147,700**	$133,163

Foreign sales are based on the country in which the sales originated (i.e., where the legal entity is domiciled).

For 2004, the only customer that individually comprised greater than 10 percent of the Company's consolidated net sales was DaimlerChrysler AG. For 2003 and 2002, Lydall had two customers that individually comprised greater than 10 percent of consolidated net sales, Ford Motor Company and DaimlerChrysler AG. Sales to DaimlerChrysler AG in 2004, 2003 and 2002 were $39.6 million, $29.1 million and $32.9 million, respectively. Sales to Ford Motor Company in 2003 and 2002 were $45.1 million and $45.3 million, respectively. These sales were reported in the Thermal/Acoustical Segment.

14. Income Taxes

The provision for income taxes from continuing operations consists of the following:

	For the years ended December 31,		
In thousands	**2004**	2003 (Restated)	2002 (Restated)
Current:			
Federal	**$ (28)**	$ 1,244	$ —
State	**216**	428	246
Foreign	**267**	283	201
Total current	**455**	1,955	447
Deferred:			
Federal	**(882)**	13,950	4,894
State	**121**	1,128	216
Foreign	**88**	(12,558)	(7)
Total deferred	**(673)**	2,520	5,103
Provision for income taxes	**($ 218)**	$ 4,475	$5,550

The following is a reconciliation of the difference between the actual provision for income taxes from continuing operations and the provision computed by applying the federal statutory tax rate on earnings:

	For the years ended December 31,		
In thousands	**2004**	2003 (Restated)	2002 (Restated)
Statutory federal income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal tax deduction	**(23.0)**	1.4	0.7
Exempt export and foreign income	**28.8**	(2.2)	(3.3)
Recognition of net foreign deferred tax assets	**25.2**	(6.2)	—
Reserve for tax contingencies	**(43.5)**	1.5	—
Valuation allowance for domestic net operating losses and tax credits	**6.3**	6.4	—
Other	**1.1**	(0.5)	1.1
Effective income tax rate	**28.9%**	34.4%	32.5%

The above effective rate reconciliation percentage impacts for 2004 appear uncharacteristically high as the corresponding dollar amounts represent larger percentage portions of the net loss recorded for the year ended December 31, 2004 due to the close to break even performance for the year. The Other line item in the table above is primarily comprised of non-deductible expenditures such as meals and entertainment and non-taxable income such as the increase in cash surrender value of officers' life insurance.

During 2003, the Company reversed a valuation allowance against foreign deferred tax assets as management expects that the assets, primarily net operating losses, will more likely than not be recognized. Upon recognition of the deferred tax assets in the foreign jurisdiction, the Company was required to record a domestic deferred tax liability to offset those same foreign assets as the foreign operation is treated as a disregarded entity for U.S. tax purposes. The amount recognized is calculated as the difference between the effective rate in the foreign jurisdiction and the effective rate in U.S.

Management provided a valuation allowance at the end of 2003 for certain state net operating loss carryforwards and tax credits primarily associated with the Columbus, Ohio plant. The benefits associated with the net operating losses and credits may not be fully utilized due to the consolidation of the Columbus operation into other facilities. Additionally, there are other domestic state net operating loss carryforwards and tax credits that management has determined may not be utilized before their expiration. All valuation allowances have been included as a component of 2004 and 2003 tax expense, as appropriate.

The Internal Revenue Service completed its examination of the Company's 1999, 1998, and 1997 federal income tax returns during 2003, 2002, and 2001, respectively. The 2002 effective tax rate includes benefits from the settlements of these examinations; there was no impact on the 2004 or 2003 effective rates. Excluding these settlements, the effective tax rate on income from continuing operations for 2002 was 35.0 percent. The Company has been notified by the IRS that there will be an examination of the Company's 2002 federal income tax return beginning in 2005.

The following schedule presents net current and net long-term deferred tax assets and liabilities by tax jurisdiction as of December 31, 2004 and 2003:

	2004		2003	
	Deferred Tax Assets/(Liabilities)		Deferred Tax Assets/(Liabilities)	
In thousands	**Current**	**Long-term**	Current	Long-term (Restated)
Federal	**$ 608**	**($18,988)**	$1,230	($20,622)
State	**414**	**(1,844)**	332	(1,656)
Foreign	**1,796**	**10,734**	1,626	9,620
Totals	**$2,818**	**($10,098)**	$3,188	($12,658)

	December 31,	
In thousands	**2004**	2003 (Restated)
Deferred tax assets:		
Accounts receivable	**$ 320**	$ 213
Discontinued operations	—	731
Imputed interest expense	**5,557**	5,568
Inventories	**709**	738
Net operating loss carryforwards	**10,955**	9,423
Other accrued liabilities	**1,749**	1,080
Pension	**4,148**	2,720
Tax credits	**923**	835
Other, net	**849**	923
Total deferred tax assets	**25,210**	22,231
Deferred tax liabilities:		
Domestic liability for foreign deferred tax assets	**11,957**	11,703
Intangible assets	**4,047**	2,932
Property, plant and equipment	**15,504**	16,245
Total deferred tax liabilities	**31,508**	30,880
Valuation allowance	**982**	821
Net deferred tax liabilities	**$ 7,280**	$ 9,470

For the years ended December 31, 2004, 2003 and 2002, (loss) income from continuing operations before income taxes was derived from the following sources:

	For the years ended December 31,		
In thousands	**2004**	2003 (Restated)	2002 (Restated)
United States	**($1,135)**	$ 9,634	$13,385
Foreign	**380**	3,364	3,690
Total (loss) income from continuing operations before income taxes	**$ (755)**	$12,998	$17,075

At December 31, 2004, the Company has approximately $3.1 million and $9.6 million of federal regular and alternative minimum tax net operating loss carryforwards, respectively, approximately $22.4 million of foreign net operating loss carryforwards and approximately $17.5 million of state net operating loss carryforwards. The federal net operating loss carryforwards will begin to expire in 2022 and the state net operating loss carryforwards expire between 2007 and 2024. The majority of the foreign net operating loss carryforwards have no expiration. The Company has provided a valuation reserve against $6.4 million of state net operating losses relating mainly to the consolidation of the Columbus, Ohio plant.

In addition, the Company has $0.1 million and $0.7 million of federal and state tax credit carryforwards, respectively. The Company has provided a valuation reserve against $0.5 million of state income tax credits.

15. Commitments and Contingencies

Leases

The Company has operating leases that resulted in an expense of $5.1 million in 2004, $4.5 million in 2003 and $3.8 million in 2002. These contracts include building, office equipment, vehicle and machinery leases that require payment of property taxes, insurance, repairs and other operating costs.

In December 2003, the Company entered into an agreement to lease the land and building of the St. Nazaire operating facility in France. Capital lease payments began in the third quarter of 2004.

Approximate future minimum lease payments under noncancelable leases are:

	Payments due by Period		
In thousands	Operating Lease Payments	Capital Lease Payments	Total
2005	$ 4,400	$ 682	$ 5,082
2006	3,547	682	4,229
2007	2,904	783	3,687
2008	2,413	783	3,196
2009	2,171	783	2,954
Thereafter	10,103	4,835	14,938
Total	25,538	8,548	34,086
Interest on capital lease	—	(2,118)	(2,118)
Total	**$25,538**	**$6,430**	**$31,968**

Commitments and Contingencies

The Company is, from time to time, subject to governmental audits and proceedings and various litigation relating to matters incidental to its business, including product liability and environmental claims. While the outcome of current matters cannot be predicted with certainty, management, after reviewing such matters and consulting with the Company's internal and external counsel and considering any applicable insurance or indemnification, does not expect any liability that may ultimately be incurred will materially affect the consolidated financial position, results of operations or cash flows of the Company.

In 2004, Lydall sold its Lydall & Foulds properties located in Manchester, CT. Under the direction of the Connecticut Department of Environmental Protection, there is an ongoing environmental program of groundwater sampling and soils remediation that will take place over the next five years, which is estimated to cost $0.3 million, which was previously accrued as part of the discontinuance of the Paperboard Segment.

During the third quarter of 2004, the Company recorded a reserve of $0.5 million for the remaining balance of the note receivable associated with the sale of certain assets of the fiberboard operation in 2001. This reserve was recorded as the Company believes that the purchaser of these assets does not have the financial ability to pay the remaining amounts owed to the Company. The purchaser is currently attempting to acquire financing through various sources; however, the probability of its success is not able to be determined at this time. If the purchaser is successful in acquiring additional financing, some, or all, of the amount reserved for may be paid to the Company at a future date.

In March 1986, the United States Environmental Protection Agency notified a former subsidiary of the Company that it and other entities may be potentially responsible in connection with the release of hazardous substances at a landfill and property located adjacent to a landfill located in Michigan City, Indiana. Related to settlement discussions previously disclosed, during the fourth quarter of 2004, the Company made a payment of approximately $150 thousand, which was previously accrued, in exchange for a full site release and has received reimbursement from its insurance carriers. The settlement of this transaction did not have a material impact on the Company's financial position, results of operations or cash flows.

In January 2005, the Charter Medical, Ltd. subsidiary of Lydall announced a product recall of certain of its blood transfer and storage products upon the discovery of procedural deficiencies in the sterilization validation process. Although neither the Company nor Charter Medical has been notified of any adverse events or reports from customers with regard to these products, Charter Medical believed it was prudent to voluntarily recall the products. The current estimated cost of the recall and resultant corrective actions is approximately $0.5 million to $0.6 million based upon product quantity and return estimates provided by customers and internal cost estimates. To the extent that actual product quantity and returns differ from the estimates originally provided to Charter Medical, the actual cost of the recall could differ from the original estimate. The Company recorded $0.5 million of expense related to this matter during the fourth quarter of 2004. The Company further expects that the impact of this recall on 2005 sales revenues will be less than $1.0 million.

16. Comprehensive Income (Loss)

The following table discloses the balance by classification within accumulated other comprehensive loss:

In thousands	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on Derivative Instruments	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2002	($ 6,670)	$ 18	($ 1,401)	($ 8,053)
Change year-to-date	2,790	(49)	(3,858)	(1,117)
Balance at December 31, 2002	(3,880)	(31)	(5,259)	(9,170)
Change year-to-date	4,613	(8)	(153)	4,452
Balance at December 31, 2003	733	(39)	(5,412)	(4,718)
Change year-to-date	3,315	(41)	(818)	2,456
Balance at December 31, 2004	**$ 4,048**	**($ 80)**	**($6,230)**	**($2,262)**

17. Quarterly Financial Information (Unaudited)

The following table summarizes quarterly financial results for 2004 and 2003. In management's opinion, all material adjustments necessary to present fairly the information for such quarters have been reflected.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
In thousands except per share data	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003 (Restated)
Net sales	**$72,121**	$70,367	**$74,349**	$74,082	**$70,344**	$63,825	**$75,623**	$63,111
Gross margin	**15,221**	17,187	**15,584**	19,327	**13,682**	14,935	**13,043**	12,933
Income (loss) from continuing operations	**938**	2,114	**644**	4,130	**(885)**	1,903	**(1,234)**	376
Loss from discontinued operations	**—**	—	**—**	—	**—**	(819)	**—**	—
Net income (loss)	**$ 938**	$ 2,114	**$ 644**	$ 4,130	**$ (885)**	$ 1,084	**$(1,234)**	$ 376
Basic earnings (loss) per share:								
Continuing operations	**$ 0.06**	$ 0.13	**$ 0.04**	$ 0.26	**$ (0.06)**	$ 0.12	**$ (0.08)**	$ 0.02
Discontinued operations	**—**	—	**—**	—	**—**	(0.05)	**—**	—
Net income (loss)	**$ 0.06**	$ 0.13	**$ 0.04**	$ 0.26	**$ (0.06)**	$ 0.07	**$ (0.08)**	$ 0.02
Diluted earnings (loss) per share:								
Continuing operations	**$ 0.06**	$ 0.13	**$ 0.04**	$ 0.26	**$ (0.06)**	$ 0.12	**$ (0.08)**	$ 0.02
Discontinued operations	**—**	—	**—**	—	**—**	(0.05)	**—**	—
Net income (loss)	**$ 0.06**	$ 0.13	**$ 0.04**	$ 0.26	**$ (0.06)**	$ 0.07	**$ (0.08)**	$ 0.02

The sum of the quarterly amounts for 2004 and 2003 do not agree to the full year amounts in the Consolidated Statements of Operations due to rounding.

Schedule II

LYDALL, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

In thousands	Balance at January 1,	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at December 31,
2004					
Allowance for doubtful receivables	**$ 619**	**$ 958[6]**	**$ 33[2]**	**($ 360)[1]**	**$1,250**
Inventory valuation reserves	**1,375**	**1,001**	**22[2]**	**(831)[3]**	**1,567**
Reserve for future tax benefits	**821**	**414**	**—**	**(253)[4]**	**982**
2003					
Allowance for doubtful receivables	$ 703	$ 211	$ 53[2]	($ 348)[1]	$ 619
Inventory valuation reserves	808	860	36[2]	(329)[3]	1,375
Reserve for future tax benefits	7,326	4,862	—	(11,367)[5]	821
2002					
Allowance for doubtful receivables	$ 859	$ 80	$ 64[2]	($ 300)[1]	$ 703
Inventory valuation reserves	582	409	20[2]	(203)[3]	808
Reserve for future tax benefits	7,228	—	1,285[2]	(1,187)[4]	7,326

[1] Uncollected receivables written off and recoveries.

[2] Record foreign currency translation adjustments.

[3] Write-off of obsolete inventory in 2004, 2003 and 2002 and adjustments to valuation reserves in 2004 and 2003.

[4] Reduction to income tax expense of $0.3 million and $1.2 million for 2004 and 2002, respectively.

[5] The Company reversed a valuation allowance of $7.3 million against foreign deferred tax assets as management expects that the assets, primarily net operating losses, will more likely than not be recognized. Upon recognition of the deferred tax assets in the foreign jurisdiction, the Company was required to record a domestic deferred tax liability to offset those same foreign assets as the Company treats the foreign operation as a disregarded entity for U.S. tax purposes. The benefit, calculated as the difference in the effective rate in the foreign jurisdiction and the effective rate in the U.S., has been reported as a net benefit at the end of the tax year. In connection with the filing of the German subsidiary's prior years' tax returns in 2003, such subsidiary's December 31, 2002 deferred tax assets; liabilities and valuation allowance were adjusted. This adjustment, recorded in 2003, was to increase deferred tax assets by approximately $4.0 million, primarily related to the subsidiary's 2000 net operating loss carryforward. Such increase was entirely offset by a valuation allowance of the same amount. The ultimate reversal of the subsidiary's valuation allowance resulted in the requirement to record a domestic deferred tax liability, as discussed above.

[6] Includes a $0.5 million reserve recorded during 2004 for the remaining balance of the note receivable associated with the sale of certain assets of the fiberboard operation in 2001, which was included within "Prepaid expenses and other current assets, net" on the Consolidated Balance Sheet as of December 31, 2004.

LYDALL OFFICERS, DIRECTORS AND STOCKHOLDER INFORMATION

Officers

David Freeman
President and Chief Executive Officer

Christopher R. Skomorowski
Executive Vice President and Chief Operating Officer

Thomas P. Smith
Vice President, Chief Financial Officer and Treasurer

Mona G. Estey
Vice President – Human Resources

John J. Krawczynski
Controller

Mary A. Tremblay
Vice President, General Counsel and Secretary

Subsidiary Officers

Daniel J. Collett
Vice President, Interim General Manager,
North American Automotive Operations

Bill W. Franks, Jr.
President
Lydall Transport

Kevin T. Longe
Vice President and General Manager,
Filtration/Separation

Lisa Krallis-Nixon
Vice President, General Manager,
Charter Medical

Bertrand Ploquin
Managing Director – Lydall Gerhardi
President, Lydall Thermique/Acoustique

John F. Tattersall
Vice President, General Manager,
Lydall Industrial Thermal Solutions

CEO and CFO Certifications

The Company has filed with the SEC as exhibits to its 2004 Annual Report on Form 10-K the certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 and SEC Rules 13a-14(a) and 15d-14(a) regarding the Company's financial statements, disclosure controls and procedures and other matters. In addition, following its 2004 annual meeting of stockholders, the Company submitted to the NYSE the annual certification of the Company's Chief Executive Officer required under Section 303A.12(a) of the NYSE Listed Company Manual, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Board of Directors

W. Leslie Duffy, Esq. [1]
Chairman of the Board
Lydall, Inc.
Partner
Cahill Gordon & Reindel, LLP

Lee A. Asseo [1,2]
Retired Chairman and Chief Executive Officer
The Whiting Company

Kathleen Burdett [3]
Former Vice President and Chief Financial Officer
Dexter Corporation

Matthew T. Farrell [2,3]
Executive Vice President and Chief Financial Officer
Alpharma Inc.

David Freeman
President and Chief Executive Officer
Lydall, Inc.

Suzanne Hammett [2,3]
Former Executive Vice President
J.P. Morgan Chase & Co.

Christopher R. Skomorowski
Executive Vice President and Chief Operating Officer
Lydall, Inc.

S. Carl Soderstrom, Jr. [1,3]
Former Senior Vice President
and Chief Financial Officer
ArvinMeritor, Inc.

[1] Corporate Governance Committee
[2] Compensation and Stock Option Committee
[3] Audit Review Committee

Annual Meeting

Lydall's annual meeting will be held on Thursday, April 21, 2005 at 11:00 a.m. in The Autorino Great Hall at The Bushnell Center for the Performing Arts, 166 Capitol Avenue, Hartford, Connecticut.

Stockholders who are unable to attend the meeting are invited to mail any questions about the Company to any of Lydall's Officers. Questions may also be directed to the Audit Review Committee, in care of Lydall, Inc.

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Auditors

PricewaterhouseCoopers LLP
Hartford, Connecticut

Stockholder Information

Lydall Common Stock is traded on the New York Stock Exchange under the symbol LDL. During 2004 and 2003, 8,381,400 and 6,413,600 shares, respectively, were traded. The closing price on December 31, 2004 was $11.86.

As of February 24, 2005, the record date of Lydall's 2005 Annual Meeting, 1,575 Stockholders of Record held 16,154,710 shares of Common Stock.

Any stockholder correspondence regarding change of address or other recordkeeping matters may be addressed to:

Isaac Kagan
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449

All other stockholder correspondence – questions about the Company and requests for Lydall's Annual Report on Form 10-K – may be directed to:

Investor Relations Department
Lydall, Inc.
P.O. Box 151
Manchester, Connecticut 06045-0151

www.lydall.com
investor@lydall.com

Toll-free Investor Information Service
877-LDL-NYSE (535-6973)

Lydall hires and promotes qualified employees in accordance with the law without regard to race, color, religion, creed, marital status, sexual orientation, gender (including pregnancy), national origin or place of birth, ancestry, age, genetic predisposition, genetic carrier disposition and disabilities, except where, in management's view, a disability interferes with job performance or cannot be reasonably accommodated.

DIRECTORY

CORPORATE HEADQUARTERS

Lydall, Inc.
One Colonial Road
P.O. Box 151
Manchester, CT 06045-0151
Telephone (860) 646-1233
Facsimile (860) 646-4917

LYDALL FILTRATION/ SEPARATION

**Lydall
Filtration/Separation, Inc.**
134 Chestnut Hill Road
P.O. Box 1960
Rochester, NH 03866-1960
Telephone (603) 332-4600
Facsimile (603) 332-9602

**Lydall
Filtration/Separation, S.A.S.**
Saint-Rivalain – BP9
56310 Melrand
France
Telephone 33-2-97-28-5300
Facsimile 33-2-97-39-5890

**Charter Medical, Ltd.
A Lydall Company**
3948-A Westpoint Boulevard
Winston-Salem, NC 27103
Telephone (336) 768-6447
Facsimile (336) 774-1750

Lydall International, Inc.
S. Court Bldg. 301
3, Shinanomachi
Shinjuku-ku, Tokyo 160-0016
Japan
Telephone 81-3-3359-0328
Facsimile 81-3-3359-0329

LYDALL THERMAL/ ACOUSTICAL

**Lydall
Thermal/Acoustical, Inc.**
Hamptonville Operation
Brooks Crossroads
1241 Buck Shoals Road
P.O. Box 109
Hamptonville, NC 27020
Telephone (336) 468-8522
Facsimile (336) 468-8555

**Lydall
Thermal/Acoustical, Inc.**
St. Johnsbury Operation
210 Pierce Road
St. Johnsbury, VT 05819
Telephone (802) 748-8100
Facsimile (802) 748-4645

**Lydall
Thermal/Acoustical Sales, LLC**
Sales and Technical Center
1391 Wheaton Drive
Suite 700
Troy, MI 48083
Telephone (248) 457-8101
Facsimile (248) 457-8123

Lydall Gerhardi GmbH & CO. KG
Auf der Koppel 9
D-58540 Meinerzhagen
Germany
Telephone 49-0-2354-709-110
Facsimile 49-0-2354-709-207

**Lydall
Thermique/Acoustique S.A.S.**
1 rue Alfred Kastler
Z.I. de Brais
BP 332
F-44615 Saint-Nazaire Cedex
France
Telephone 33-2-28-54-19-00
Facsimile 33-2-40-01-71-40

LYDALL INDUSTRIAL THERMAL SOLUTIONS

**Lydall Industrial
Thermal Solutions, Inc.**
Green Island Operation
P.O. Box 328
Troy, NY 12181
Telephone (518) 273-6320
Facsimile (518) 273-6361

**Lydall Industrial
Thermal Solutions, Inc.**
Ossipee Operation
775 Route 16
P.O. Box 1000
Ossipee, NH 03864
Telephone (603) 539-3600
Facsimile (603) 539-8484

**Lydall Industrial
Thermal Solutions, Inc.
Lydall Gerhardi GmbH & Co. KG**
Erlbacherstrasse 37
84172 Buch am Erlbach
Germany
Telephone 49-08709-9261-0
Facsimile 49-08709-9261-29

LYDALL TRANSPORT, LTD.

**Lydall Transport, Ltd.
Lydall Distribution
Services, Inc.**
11023 Washington Highway
Suite 250
Glen Allen, VA 23059
Telephone (804) 550-1993
Facsimile (804) 550-1176

**Lydall Paper
Distribution Center**
2500-D Warwick Boulevard
Newport News, VA 23607-4400
Telephone (757) 244-8169
Facsimile (757) 244-4802

**Lydall Transport, Ltd.
Lydall Distribution
Services, Inc.**
140 Bethany Road
Monson, MA 01057
Telephone (413) 267-0334
Facsimile (413) 267-5232

Lydall On-line
Website: www.lydall.com
Email: info@lydall.com


DESIGNED BY DONALDSON MAKOSKI INC

ANNUAL MEETING OF STOCKHOLDERS OF

LYDALL, INC.

April 21, 2005

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20830000000000000000 4 042105

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS (Proposal 1)

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Lee A. Asseo
- ○ Kathleen Burdett
- ○ W. Leslie Duffy, Esq.
- ○ Matthew T. Farrell
- ○ David Freeman
- ○ Suzanne Hammett
- ○ Christopher R. Skomorowski
- ○ S. Carl Soderstrom, Jr.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, LLP (Proposal 2)	☐	☐	☐

3. In their discretion, such other business as may properly come before the meeting.

The shares represented by this Proxy will be voted as specified. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED IN FAVOR OF THE SPECIFIED NOMINEES AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, LLP. THIS PROXY CARD MUST BE PROPERLY COMPLETED, SIGNED, DATED AND RETURNED IN ORDER TO HAVE YOUR SHARES VOTED.

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

PROXY

LYDALL, INC.

The undersigned hereby appoints Kathleen Burdett, W. Leslie Duffy, and David Freeman, or any one of them, with full power of substitution, as attorneys and proxies, to vote all shares of stock of Lydall, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of the Company to be held at The Autorino Great Hall of The Bushnell Center for the Performing Arts, 166 Capitol Avenue, Hartford, Connecticut on April 21, 2005 at 11:00 a.m. E.T. and at any adjournments thereof. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting and the Proxy Statement and instructs its attorneys and proxies to vote as set forth on this Proxy and in their discretion and any other matters properly coming before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

(To be signed on Reverse Side)

14475


Lydall